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INDEX TO COMBINED FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on January 17, 2014
This draft registration statement has not been filed publicly with the
Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MOELIS & COMPANY
(Exact Name of Registrant as Specified in Its Charter)

DELAWARE (State or Other Jurisdiction of Incorporation or Organization)	6199 (Primary Standard Industrial Classification Code Number)	46-4500216 (I.R.S. Employer Identification Number)

399 Park Avenue, 5th Floor
New York, New York 10022
(212) 883-3800
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Osamu R. Watanabe
General Counsel
Moelis & Company
399 Park Avenue, 5th Floor
New York, New York 10022
(212) 883-3800
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Joseph A. Coco, Esq. Richard B. Aftanas, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 (212) 735-3000	Jay Clayton, Esq. Glen T. Schleyer, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

          Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

          If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Class A common stock, par value $0.01 per share	$	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)
Includes offering price of shares that the underwriters have the option to purchase.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)
Dated January 17, 2014

                        Shares

Class A Common Stock

        We are offering            shares of Class A common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $            and $            per share.

        We intend to apply to list our Class A common stock on the                under the symbol "MC."

        We are an "emerging growth company" under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

        Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 17.

        The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to public	Underwriting discounts and commissions(1)	Proceeds to us

Per Share	$	$	$

Total	$	$	$

(1)
See "Underwriting" for a description of the compensation payable to the underwriters.

        We have granted the underwriters the right to purchase up to an additional             shares of Class A common stock at the initial public offering price less the underwriting discounts and commissions.

        The underwriters expect to deliver the shares of Class A common stock to purchasers on or about                        , 2014.

Goldman, Sachs & Co.	Morgan Stanley
Moelis & Company

                        , 2014

        Through and including                    , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

        We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither the delivery of this prospectus nor the sale of our Class A common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is an offer to sell the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.

MARKET AND INDUSTRY DATA

        The industry, market and competitive position data referenced throughout this prospectus are based on research, industry and general publications, including surveys and studies conducted by third parties. Industry publications, surveys and studies generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We have not independently verified such third party information. While we are not aware of any misstatements regarding any industry, market or similar data presented herein, such data involve uncertainties and is subject to change based on various factors, including those discussed under the headings "Special Note Regarding Forward-Looking Statements" and "Risk Factors" in this prospectus.

        We consider the global independent investment banks to be Evercore Partners Inc., Greenhill & Co., Inc., Lazard Ltd and us.

i

 PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the sections "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes, in each case included in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See "Cautionary Note Regarding Forward-Looking Statements." Unless the context requires otherwise, the words the "Company," "we," "us" and "our" refer to Moelis & Company and its subsidiaries. Unless the context otherwise requires, references to (1) "Moelis & Company" refer solely to Moelis & Company, a Delaware corporation, and not to any of its subsidiaries and (2) "Group LP" refer solely to Moelis & Company Group LP, a Delaware limited partnership, and not to any of its subsidiaries.

 Moelis & Company

        Moelis & Company is a leading global independent investment bank that provides innovative strategic and financial advice to a diverse client base, including corporations, governments and financial sponsors. We assist our clients in achieving their strategic goals by offering comprehensive, globally integrated financial advisory services across all major industry sectors. Our team of experienced professionals advises clients on their most critical decisions, including mergers and acquisitions ("M&A"), recapitalizations and restructurings and other corporate finance matters.

        Since our inception, we have been the fastest growing global independent investment bank as measured by revenues and market share gains. We have grown by hiring high-caliber professionals, expanding the scope and geographic reach of our advisory services, developing new client relationships and cultivating our professionals through training and mentoring. Today we serve our clients with over 300 advisory professionals, including 86 Managing Directors, based in 14 offices around the world. We have advised on over $1 trillion of transactions, including three of the ten largest announced global mergers and acquisitions and four of the ten largest announced global recapitalizations and restructurings in 2013.

        Moelis & Company was founded in 2007 by veteran investment bankers to create a global independent investment bank that offers multi-disciplinary solutions and exceptional transaction execution combined with the highest standard of confidentiality and discretion. We create lasting client relationships by providing focused innovative advice through a highly collaborative and global approach not limited to specific products or access to particular regions. Our compensation structure, which is different from that of many of our competitors who have commission-based pay models, is discretionary and fosters our holistic approach to clients by rewarding our employees for quality of advice, client impact and internal collaboration.

        We have demonstrated strong financial performance since our inception, growing both revenue and earnings during the global financial crisis when M&A activity declined significantly. Our revenue grew from $65 million in 2008 (our first full year of operations) to $386 million in 2012, representing a compound annual growth rate of 56%. During this period of rapid growth, we have been focused on profitability and grew our pre-tax income from negative levels in 2008 to $38 million in 2012.

        We have won numerous awards for our client focus and innovation, including "Most Innovative Independent Investment Bank" by The Banker in 2010, 2011 and 2013 and "Best Global Independent Investment Bank" by Euromoney Magazine in 2010 and have advised our clients on many noteworthy assignments, including the following transactions.

CLIENT	TRANSACTION	GEOGRAPHIES
Anheuser Busch	$61.2 billion sale to InBev SA	
Yahoo!	$44.6 billion unsolicited proposal from Microsoft Corporation	
Natixis	€30 billion sale of most of its complex credit derivative portfolio	
OmnicomGroup	$35.1 billion merger with Publicis Groupe SA*	
Official Committee of Unsecured Creditors of American Airlines	$29.6 billion Chapter 11 Reorganization; $17.0 billion merger with US Airways Group, Inc.	
Heinz	$28 billion sale to Berkshire Hathaway Inc. and 3G Capital, Inc.	
Hilton	$26.5 billion sale to The Blackstone Group L.P.	
Government of Dubai	$24.9 billion restructuring of Dubai World Corporation	
life technologies	$15.7 billion sale to Thermo Fisher Scientific Inc.*	
NYSE Euronext	$10.7 billion sale to IntercontinentalExchange Group, Inc.	
SAB Miller	A$11.7 billion acquisition of Foster's Group Limited	
Centro Properties Group	$9.4 billion sale of assets to The Blackstone Group L.P.; A$5.0 billion merger of its Australian interests; A$4.3 billion restructuring	
Metro Goldwyn Mayer	$5.0 billion Chapter 11 Reorganization	
Solutia	$4.7 billion sale to Eastman Chemical Company	
LIXIL	€3.1 billion acquisition of Grohe Group S.a.r.l.*	
London Metal Exchange	£1.4 billion sale to Hong Kong Exchanges and Clearing Limited	
AMGEN	$1.2 billion acquisition of Micromet, Inc.	
Swire Properties	Spin-off and Listing by Introduction of Swire Properties Limited on the Hong Kong Stock Exchange	

* *Denotes pending transaction*

Our Market Opportunity

        We believe that we will continue to grow revenues and gain market share as a result of being well positioned to benefit from the following market forces:

  Growing Demand for Independent Advice:    During the past decade, the demand for independent advice has increased dramatically. From 2003 through 2013, global independent investment banks increased their share of the M&A fee pool by 56%. In addition, in 2013, 80% of the top 10 announced M&A deals and 75% of the top 20 announced M&A deals included independent advisors. We believe the shift toward independent advice has been driven largely by the actual or perceived conflicts at the large financial conglomerates where sizable sales and trading, underwriting, lending and proprietary investing businesses coexist with an advisory business that comprises only a small portion of revenues and profits. We expect the momentum of the independent firms to continue as clients seek uncompromised confidential advice free of conflicts. We believe we are differentiated amongst the independent investment banks in our ability to deliver this advice given our global reach and product and industry depth.

  Ongoing Dislocation at Large Financial Conglomerates:    We intend to continue to take advantage of growth opportunities arising from the ongoing dislocation at large financial conglomerates. These firms face increasing regulation and the pressure of managing large disparate business divisions, leading to confidentiality challenges, higher operating costs, compensation limitations and increased capital constraints, all of which we believe adversely affect their ability to serve clients and compete for talented professionals. As these firms continue to struggle with these issues, we see tremendous opportunities to enhance our industry coverage, expand our geographic reach and add new advisory expertise.

  Upturn in Mergers & Acquisitions Activity:    While announced M&A volume has been relatively restrained since the global financial crisis, we believe a stronger M&A environment should return based on a stabilizing global macroeconomic environment, strong corporate balance sheets, attractive financing markets, a trend toward global consolidation and increased financial sponsor activity. We expect a more robust M&A environment to increase deal flow and enhance our growth. In addition, the recovery in Europe since the global financial crisis has lagged that of the U.S. We have made substantial investments in Europe, with over 60 professionals in the region, while some of our competitors have scaled down their operations in Europe, and we expect to be well positioned when the European M&A market rebounds.

  Continued Activity in Recapitalization and Restructuring Market:    We believe that, given the amount of leverage (including floating rate instruments) that companies have issued in recent years, a steady recapitalization and restructuring market will continue to exist if interest rates rise or credit markets become more difficult to access, even with an improving macroeconomic environment and an upturn in M&A activity. Both 2012 and 2013 represented record years of leveraged finance issuance in the U.S., as companies took advantage of historically low borrowing costs to leverage their capital structures. We are well positioned to assist companies with our strong recapitalization and restructuring capabilities and our holistic approach, which combines sector expertise with advisory services, to provide solutions to clients in both robust and challenging economic environments.

Our Key Competitive Strengths

        With 14 offices located around the world, capabilities in all major industries and deep advisory expertise, we believe we are well positioned to take advantage of the strong market opportunity for independent investment banks. Furthermore, we believe our business is differentiated from that of our competitors in the following respects:

  Globally Integrated Firm with Innovative Advisory Solutions:    We provide the high-touch and conflict free benefits of an independent investment bank with the global reach, sector depth and product expertise more commonly found at larger financial institutions. With 14 offices located in the United States, Europe, the Middle East, Asia and Australia, we combine local and regional expertise with international market knowledge to provide our clients with differentiated information flow and superior cross-border capabilities. We harness the deep industry expertise and broad corporate finance experience of our 86 global Managing Directors, which include 52 former sector and product heads from major investment banks. We reinforce our model with a discretionary compensation structure that encourages a high degree of collaboration and our "One Firm" mentality.

  Pure Advisory Focus with Strong Intellectual Capital:    We primarily focus on advising clients, unlike most of our major competitors who derive a large percentage of their revenues from lending, trading and underwriting securities. This independence allows us to offer advice free from the actual or perceived conflicts associated with lending to clients or trading in their securities. In addition, our focus on advisory services frees us from the pressure of cross-selling products, which we believe can distract from the dialogue with clients around their long-term strategy, compromising the advice. We provide intellectual capital based on our judgment, expertise and relationships combined with intense senior level attention to all transactions. The business of delivering intellectual capital allows us to operate a low risk and capital light model with attractive profit margins. We are not exposed to the financial risk and regulatory requirements that arise from, or the capital investments required in, balance sheet lending and trading activities.

  Fastest Growing Independent Investment Bank:    We have achieved exceptional growth relative to our peer global independent investment banks as measured by revenues and market share gains. Our revenues have grown at a compound annual growth rate of 56% from 2008 to 2012 despite global completed M&A volume declining 49% from the peak levels of 2007. We took advantage of the dislocation in the financial services industry following the recent global financial crisis, capitalizing on the unique opportunity to hire Managing Directors who have on average 20 years of investment banking experience. We believe the quality and scale of our global franchise would be a challenge to replicate today.

  Strong Financial Discipline:    We have remained financially disciplined with an intense focus on managing growth in a profitable manner, as demonstrated by the $38 million of pre-tax net income achieved in our fifth full year of operations. We hired aggressively during the global financial crisis to take advantage of the dislocation among our competitors and recently have taken a more measured approach to hiring as the markets and compensation levels have stabilized. We incentivize our bankers as owners by awarding equity compensation in order to align the interests of our employees and equityholders, and our employees currently own approximately 80% of our Company. Additionally, we have focused on entering new regions and sectors through creative and cost efficient strategies. We intend to maintain our financial discipline as we continue to grow our revenues, expand into new markets and increase our areas of expertise.

  Significant Organic Growth Opportunities:    We have made significant investments in our intellectual capital with the hiring of 43 Managing Directors and promotion of 17 internal professionals to Managing Director since 2010. In addition, we have invested time and resources in our recruiting and training programs. We established a meaningful presence at the top undergraduate programs in our first year of operations, which has resulted in the hiring of over 200 analysts from campus since our inception. We are poised to continue realizing meaningful organic growth from these investments. We have achieved critical size in key industry sectors and regions around the globe, as well as recognition for advising on innovative transactions, which have enhanced our brand globally. We are positioned to continue to grow revenues as a result of increased individual productivity as our investments in people mature and as we continue to leverage our global platform through enhanced connectivity, idea generation and expanded brand recognition.

  High Standard of Confidentiality and Discretion:    Due to the highly sensitive nature of M&A discussions where confidentiality is of paramount importance to clients, the M&A business is most effectively operated on a "need to know" basis. We believe that large financial conglomerates with multiple divisions, "Chinese Walls" and layers of management have a significantly greater number of employees who have access to sensitive client information, which can increase the risk of confidential information leaking. Such leaks can materially impair the viability of transactions and other strategic decisions. We have established a high standard of confidentiality and discretion, as well as instituted procedures designed to protect our clients and minimize the risk of sensitive information leaking to the market. We believe that clients are increasingly focused on such discretion and that our high standard of confidentiality is an important differentiating factor in our client relationships.

  Diversified Advisory Platform:    Our business is highly diversified across sectors, types of advisory services and clients. Our leading market share in recapitalization and restructuring provides a countercyclical balance to our M&A advisory revenues, and the associated recurring retainer fees help moderate volatility in our revenues. We focus on a wide range of clients from large public multinational corporations to middle market private companies to individual entrepreneurs. We believe we differentiate ourselves by delivering the full resources of our firm and the highest level of senior attention to every client, regardless of size or situation. In addition, we have no meaningful client concentration, with our top 10 transactions representing only 22% of our revenues in 2012. Our holistic "One Firm" approach also reduces dependence on any one product or banker and allows us to leverage our intellectual capital across the firm as necessary to offer multiple solutions to our clients, increase our client penetration and adapt to changing circumstances.

  Partnership Culture:    We believe that our momentum and commitment to excellence have created an environment that attracts and retains the best talent in the investment banking industry. Our people are our most valuable asset and our goal is to attract, retain and develop the best and brightest talent in our industry across all levels. We strive to foster a collaborative environment, and we seek individuals who are passionate about our business and are a fit with our culture. We have established a compensation philosophy that reinforces our long-term vision and values by rewarding collaboration, client impact and lasting relationships and encourages employees to put the interests of our clients and our Company first. Above all, the "Moelis Standard" nurtures a culture of partnership, passion, optimism and hard work, which inspires the highest level of quality and integrity in every interaction with our clients and each other.

Implications of Being an Emerging Growth Company

        As a company with less than $1.0 billion in revenues during our last fiscal year, we qualify as an "emerging growth company" pursuant to the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"). An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable generally to public companies in the United States. These provisions include:

  •
  reduced compensation disclosure requirements;

  •
  an exemption to include less than five years of selected financial data in an initial public offering registration statement; and

  •
  an exemption from the auditor attestation requirement in the assessment of the emerging growth company's internal control over financial reporting.

        The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

        When we are no longer deemed to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. We will remain an emerging growth company until the earliest of:

  •
  the last day of our fiscal year during which we have total annual gross revenues of at least $1.0 billion;

  •
  the last day of our fiscal year following the fifth anniversary of the completion of this offering;

  •
  the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or

  •
  the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter.

        We have availed ourselves in this prospectus of the reduced reporting requirements described above with respect to executive compensation disclosure requirements and selected financial data. We expect to continue to avail ourselves of the emerging growth company exemptions described above. As a result, the information that we provide to stockholders will be less comprehensive than what you might receive from other public companies. We have not elected to avail ourselves of the exemption that allows emerging growth companies to extend the transition period for complying with new or revised financial accounting standards.

        Moelis & Company was incorporated in Delaware on January 9, 2014, in contemplation of this offering. Our principal executive offices are located at 399 Park Avenue, 5th Floor, New York, NY 10022 and our phone number is (212) 883-3800.

 Our Structure

        Prior to this offering we will effect the reorganization described in "Organizational Structure." Following the reorganization and this offering, Moelis & Company will be a holding company and its only assets will be its partnership interests in Group LP, its equity interest in the sole general partner of Group LP, Moelis & Company Group GP LLC, and its interests in its subsidiaries. Moelis & Company will operate and control all of the business and affairs of Group LP and its operating entity subsidiaries indirectly through its equity interest in Moelis & Company Group GP LLC.

        The diagram below depicts our organizational structure following this offering.

        Immediately following this offering:

  •
  Moelis & Company will hold Class A partnership units in Group LP representing                % of the total number of Class A partnership units in Group LP (or                % if the underwriters exercise their option to purchase additional shares in full);

  •
  certain of our existing Class A partnership unitholders (including all of our Managing Directors (other than certain non-U.S. based Managing Directors) indirectly through Moelis & Company Partner Holdings LP) will hold Class A partnership units in Group LP representing                % of the total number of Class A partnership units in Group LP (or                % if the underwriters exercise their option to purchase additional shares in full);

  •
  certain existing Group LP Class A unitholders (including certain non-U.S. based Managing Directors and employees) will, directly or indirectly, own approximately                % of the Class A common stock (or                % if the underwriters exercise their option to purchase additional shares in full);

  •
  public stockholders will own                % of the Class A common stock (or                % if the underwriters exercise their option to purchase additional shares in full); and

  •
  Moelis & Company Partner Holdings LP will own all of our Class B common stock.

 The Offering

Class A common stock offered by us	shares ( shares if the underwriters exercise their option to purchase additional shares in full).
Class A common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full).
Class B common stock to be outstanding immediately after this offering	shares.
Use of proceeds

Our net proceeds from this offering will be approximately $                (or approximately $            if the underwriters exercise their option to purchase additional shares in full) after deducting underwriting discounts and commissions and estimated offering expenses payable by us (assuming the Class A common stock is sold at $            per share, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus).

We will use the net proceeds of this offering to purchase Class A partnership units directly from Group LP.
Group LP intends to use the net proceeds from this offering for general corporate purposes. See "Use of Proceeds."
Voting rights	Each share of our Class A common stock will entitle its holder to one vote on all matters to be voted on by stockholders generally.

The shares of Class B common stock will entitle Moelis & Company Partner Holdings LP to (i) for so long as the Class B Condition (as described below) is satisfied, ten votes per share, and (ii) after the Class B Condition ceases to be satisfied, one vote per share. Moelis & Company Partner Holdings LP will have a number of shares of Class B common stock in Moelis & Company that is equal to the aggregate number of vested and unvested Class A partnership units in Group LP held by all unitholders (other than Moelis & Company and its subsidiaries). Based on Mr. Moelis's control of Moelis & Company Partner Holdings LP, until the Class B Condition ceases to be satisfied, Mr. Moelis will have all of the voting power of the Class B common stock. When the Class B Condition ceases to be satisfied, the partners of Moelis & Company Partner Holdings LP will have the right to direct the vote of the Class B common stock.

The "Class B Condition" is defined as Mr. Moelis satisfying all of the following conditions:
(i) he maintains directly or indirectly ownership of an aggregate of at least shares of Class A common stock of Moelis & Company and Equivalent Class A Shares (as defined below), subject to customary adjustments, which will represent approximately one-third of his ownership immediately following this offering;
(ii) he maintains directly or indirectly beneficial ownership (as defined below) of at least five percent (5%) of the Class A common stock of Moelis & Company (calculated, without duplication, on the basis that all issued and outstanding Group LP Class A partnership units not held by Moelis & Company or its subsidiaries had been exchanged for shares of Class A common stock of Moelis & Company);
(iii) he has not been convicted of a criminal violation of a material U.S. federal or state securities law that constitutes a felony or a felony involving moral turpitude;
(iv) he is not deceased; and
(v) his employment agreement has not been terminated in accordance with its terms because of a breach of his covenant to devote his primary business time and effort to the business and affairs of the Company and its subsidiaries or because he suffered an "incapacity" (i.e., order of incompetence or of insanity or permanent physical incapacity).
"Equivalent Class A Shares" means, on any date, the number of shares of Class A common stock represented by any shares, units, interests, options, warrants, evidence of indebtedness, stock awards or other securities or awards which by their terms are directly or indirectly convertible into, exchangeable for, exercisable for or pursuant to which the holder is entitled to receive shares of Class A common stock, whether immediately, only after the passage of time or only after the satisfaction of conditions and notwithstanding any right to pay cash in lieu of shares of Class A common stock.
"Beneficial ownership" has the same meaning given to it in Section 13(d) under the Exchange Act and the rules thereunder, except that a person will be deemed to have "beneficial ownership" of all shares that person has the right to acquire, whether the right is exercisable immediately, only after the passage of time or only after the satisfaction of conditions and notwithstanding any right to pay cash in lieu of shares of Class A common stock.

Holders of our Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise provided in our amended and restated certificate of incorporation or as required by applicable law. See "Description of Capital Stock—Class B Common Stock."

Exchange Rights

Subject to the terms and conditions of the Group LP limited partnership agreement and the lock-up restrictions described below, each Group LP Class A unitholder will have the right to exchange Group LP Class A partnership units, either for shares of our Class A common stock on a one-for-one basis, or cash (based on the market price of the shares of Class A common stock), at Group LP's option. To effect an exchange, a Group LP Class A unitholder must deliver its Group LP Class A partnership units to Group LP for cancellation. If Group LP chooses to exchange such units for our Class A common stock, Moelis & Company will deliver an equivalent number of shares of Class A common stock to Group LP for further delivery to the exchanging holder and receive a corresponding number of newly issued Group LP Class A partnership units. The exchanging holder's surrendered Group LP Class A partnership units will be cancelled by Group LP. As Group LP Class A unitholders exchange their Group LP Class A partnership units, Moelis & Company's percentage of economic ownership of Group LP will be correspondingly increased. Following each such exchange, Moelis & Company Partner Holdings LP will be required to surrender to Moelis & Company a corresponding number of shares of Class B common stock, and such shares will be converted into shares of Class A common stock at a conversion rate based on the subscription price for such shares of Class B common stock to the initial public offering price of the Class A common stock, which will be delivered to Moelis & Company Partner Holdings LP. Group LP will also convert an equivalent number of Class B partnership units held by Moelis & Company into Class A partnership units based on the same conversion rate. See "Organizational Structure—Amended and Restated Limited Partnership Agreement of Moelis & Company Group LP—Exchange Rights."

Lock-up

Group LP Class A partnership units and Moelis & Company Class A common stock held by our Managing Directors (including through Moelis & Company Partner Holdings LP) are subject to lock-up agreements for four years from this offering. After this period, Group LP Class A partnership units held by a Managing Director will become exchangeable into Class A common stock or cash as described above and Moelis & Company Class A common stock held by a Managing Director will become transferrable, in each case in three equal installments on each of the fourth, fifth and sixth anniversary of this offering. If a Managing Director terminates his or her employment with the Company prior to the end of the lock-up period, the Company will be entitled to extend the lock-up period until up to the tenth anniversary of this offering.

Stockholders Agreement

In connection with the completion of this offering, Moelis & Company will enter into a stockholders agreement with Moelis & Company Partner Holdings LP pursuant to which, for so long as the Class B Condition is satisfied, Moelis & Company Partner Holdings LP will have certain approval rights over the following transactions:

• any incurrence of indebtedness (other than inter-company indebtedness) in excess of $ ;

•

any issuance by us of equity or equity-related securities (other than preferred stock) that would represent, after such issuance or upon conversion, exchange or exercise, as the case may be, at least                % of the total combined voting power of our outstanding shares of Class A and Class B common stock (except in certain circumstances) ;

• the issuance by us of preferred stock;
• any debt or equity investment by us (including any commitment to invest) in an amount greater than $ ;
• any entry by us into a new line of business that requires a principal investment in excess of $ ;
• the adoption of stockholder rights plans;
• the appointment or termination of Section 16 officers;
• any amendments to Moelis & Company's amended and restated certificate of incorporation or bylaws;
• any amendments to Group LP's limited partnership agreement;
• renaming Moelis & Company;
• the adoption of annual budgets and business plans;
• distributions to stockholders (except in certain circumstances);

•

entry into any merger, consolidation, recapitalization, liquidation, or sale of Moelis & Company or all or substantially all of its assets or certain similar transactions involving Moelis & Company or entering into any agreement providing therefor (except in certain circumstances);

• the entry into or amendment of certain material contracts;
• the entry into related party transactions;
• the initiation or settlement of material legal actions; and
• changes to our taxable or fiscal year.
See "Organizational Structure—Rights of Moelis & Company Partner Holdings LP and Stockholders Agreement."

Registration Rights	In connection with the completion of this offering, Moelis & Company will grant registration rights pursuant to which:

•

Moelis & Company will be required to use its reasonable best efforts to file a shelf registration statement within                 months of the consummation of this offering, providing for the exchange of Group LP Class A partnership units held by certain Group LP non-employee Class A unitholders for an equivalent number of shares of its Class A common stock and the resale of such shares at any time and from time to time thereafter, subject to applicable restrictions imposed by Moelis & Company;

•

Moelis & Company will be required to use its reasonable best efforts to file a shelf registration statement within                 months of the expiration of the lock-up period relating to our Managing Directors described above, providing for the exchange of Group LP Class A partnership units held by such Managing Directors for an equivalent number of shares of Moelis & Company Class A common stock and the resale of shares of Moelis & Company Class A common stock by our Managing Directors at any time and from time to time, subject to applicable restrictions imposed by Moelis & Company;

•

certain Group LP Class A unitholders will have the ability to cause Moelis & Company to register the shares of its Class A common stock they could acquire upon exchange of their Group LP Class A partnership units, subject to certain contractual restrictions; and

•

certain Group LP Class A unitholders will have the ability to cause Moelis & Company to register the shares of its Class A common stock they could acquire upon exchange of their Group LP Class A partnership units, subject to certain contractual restrictions, in any public underwritten offerings by Moelis & Company after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to customary pro rata cutbacks.

See "Organizational Structure—Registration Rights."
Board Representation

Our board of directors will nominate individuals designated by Moelis & Company Partner Holdings LP equal to a majority of the board of the directors, for so long as the Class B Condition is satisfied. See "Organizational Structure—Rights of Moelis & Company Partner Holdings LP and Stockholders Agreement."

Dividend Policy

Following this offering and subject to applicable law, we intend to pay a quarterly cash dividend initially equal to $            per share of Class A common stock, commencing with the                    . Any declaration and payment of future dividends to holders of our Class A common stock will be at the sole discretion of our board of directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant. Because Moelis & Company is a holding company and has no direct operations, it will only be able to pay dividends from its available cash on hand and any funds it receives from Group LP and its subsidiaries. Holders of Moelis & Company Class B common stock will be entitled to receive dividends of the same type as any dividends payable on outstanding Class A common stock. Dividends on shares of Class B common stock will be calculated based on the applicable subscription amount such that the aggregate dividends payable with respect to Class B common stock will equal the dividends payable with respect to an equivalent dollar amount of Class A common stock. See "Dividend Policy."

Conflicts of Interest

Moelis & Company controls Moelis & Company LLC, a participating underwriter in this offering. Therefore, Moelis & Company LLC is deemed to have a "conflict of interest" within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121(f)(5)(B). In addition, Moelis & Company and other affiliates of Moelis & Company LLC will be deemed to receive more than 5% of net offering proceeds and will have a "conflict of interest" pursuant to FINRA Rule 5121(f)(5)(C)(ii). This offering is being made in compliance with the requirements of FINRA Rule 5121. Since Moelis & Company LLC is not primarily responsible for managing this offering, pursuant to FINRA Rule 5121(a)(1)(A), the appointment of a qualified independent underwriter is not necessary. Moelis & Company LLC will not confirm sales to discretionary accounts without the prior written approval of the customer. See "Underwriting."

Risk Factors	See "Risk Factors" for a discussion of risks you should carefully consider before investing in our Class A common stock.
Proposed Trading Symbol	"MC."

        The number of shares of our Class A common stock to be outstanding after this offering is based on                    shares of our Class A common stock outstanding as of                         , 2014. The number of shares of Class A common stock to be outstanding after this offering excludes, as of                        , 2014,                     shares of Class A common stock reserved for issuance in exchange for Group LP Class A partnership units held by certain Group LP non-employee Class A unitholders:

        Unless otherwise indicated, the information in this prospectus assumes the following:

  •
  the filing of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part, which will occur immediately prior to the closing of this offering;

  •
  an initial public offering price of $            per share of Class A common stock, which is the mid-point of the estimated initial public offering price range set forth on the cover page of this prospectus; and

  •
  no exercise by the underwriters of their option to purchase additional shares.

 Summary Historical Financial and Other Data

        The summary historical combined financial and operating data for the years ended December 31, 2012 and 2011 presented below have been derived from our audited combined financial statements included elsewhere in this prospectus. The summary historical statement of operations data for the nine months ended September 30, 2013 and 2012 and the summary historical combined balance sheet data as of September 30, 2013 and 2012 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed combined financial and operating data for the interim periods included in this prospectus include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and operating results for these periods. The operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for the year ended December 31, 2013.

        You should read the summary historical combined financial and operating data set forth below in conjunction with the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and notes thereto included elsewhere in this prospectus.

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2013	2012	2012	2011
Statement of Operations Data
Revenues	$257,091	$259,563	$385,871	$268,024
Expenses:
Compensation and benefits	166,952	195,991	274,941	200,368
Non-compensation expenses	53,680	51,775	72,885	78,526

Total operating expenses	220,632	247,766	347,826	278,894
Operating income (loss)	36,459	11,797	38,045	(10,870)
Other income and expenses	(968)	183	333	245
Income (loss) from equity method investments	2,588	(2,117)	(658)	5,737

Income (loss) before income taxes	38,079	9,863	37,720	(4,888)
Provision for income taxes	1,782	719	2,498	3,642

Net income (loss)	$36,297	$9,144	$35,222	$(8,530)

Statement of Financial Condition Data (period end)
Total assets	$334,145	$332,571	$402,668	$204,929
Total liabilities	71,182	105,598	142,560	92,754
Equity	262,963	226,973	260,108	112,175
Other Data and Metrics
Bankers at period-end	318	347	340	335
Managing Directors at period-end	83	79	80	76
Number of fee-paying clients	201	175	236	182
Number of fee-paying clients ≥ $1M	74	75	107	72
% of total revenues from top 10 transactions	26%	28%	22%	34%

RISK FACTORS

        Investing in our Class A common stock involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus, including our financial statements and the related notes thereto, before investing in our Class A common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us. If any of the following risks materialize, our business, financial condition and results of operations could be materially adversely affected. In that case, the trading price of our Class A common stock could decline, and you may lose some or all of your investment.

Risks Related to Our Business

Our future growth will depend on, among other things, our ability to successfully identify, recruit and develop talent and will require us to commit additional resources.

        We have experienced rapid growth over the past several years, which may be difficult to sustain at the same rate. Our future growth will depend on, among other things, our ability to successfully identify and recruit individuals and teams to join our firm. It typically takes time for these professionals to become profitable and effective. During that time, we may incur significant expenses and expend significant time and resources toward training, integration and business development aimed at developing this new talent. If we are unable to recruit and develop profitable professionals, we will not be able to implement our growth strategy and our financial results could be materially adversely affected.

        In addition, sustaining growth will require us to commit additional management, operational and financial resources and to maintain appropriate operational and financial systems to adequately support expansion, especially in instances where we open new offices that may require additional resources before they become profitable. See "—Our growth strategy may involve opening or acquiring new offices and expanding internationally and would involve hiring new Managing Directors and other senior professionals for these offices, which would require substantial investment by us and could materially and adversely affect our operating results." There can be no assurance that we will be able to manage our expanding operations effectively and any failure to do so could materially adversely affect our ability to grow revenue and control our expenses.

Changing market conditions can adversely affect our business in many ways, including by reducing the volume of the transactions involving our business, which could materially reduce our revenue.

        As a financial services firm, we are materially affected by conditions in the global financial markets and economic conditions throughout the world. For example, our revenue is directly related to the volume and value of the transactions in which we are involved. During periods of unfavorable market or economic conditions, the volume and value of M&A transactions may decrease, thereby reducing the demand for our M&A advisory services and increasing price competition among financial services companies seeking such engagements. In addition, during periods of strong market and economic conditions, the volume and value of recapitalization and restructuring transactions may decrease, thereby reducing the demand for our recapitalization and restructuring advisory services and increasing price competition among financial services companies seeking such engagements. Our results of operations would be adversely affected by any such reduction in the volume or value of such advisory transactions. Further, in the period following an economic downturn, the volume and value of M&A transactions typically takes time to recover and lags a recovery in market and economic conditions.

        Our profitability may also be adversely affected by our fixed costs and the possibility that we would be unable to scale back other costs within a time frame sufficient to match any decreases in revenue relating to changes in market and economic conditions. The future market and economic climate may deteriorate because of many factors beyond our control, including rising interest rates or inflation, terrorism or political uncertainty.

If the number of debt defaults, bankruptcies or other factors affecting demand for our recapitalization and restructuring advisory services declines, our recapitalization and restructuring advisory revenue could suffer.

        We provide various financial recapitalization and restructuring and related advice to companies in financial distress or to their creditors or other stakeholders. A number of factors affect demand for these advisory services, including general economic conditions, the availability and cost of debt and equity financing, governmental policy and changes to laws, rules and regulations, including those that protect creditors. In addition, providing recapitalization and restructuring advisory services entails the risk that the transaction will be unsuccessful, takes considerable time and can be subject to a bankruptcy court's discretionary power to disallow or discount our fees. If the number of debt defaults, bankruptcies or other factors affecting demand for our recapitalization and restructuring advisory services declines, our recapitalization and restructuring advisory revenue would be adversely affected.

Our ability to retain our Managing Directors and our other professionals, including our executive officers, is critical to the success of our business.

        Our future success depends to a substantial degree on our ability to retain qualified professionals within our organization, including our Managing Directors. However, we may not be successful in our efforts to retain the required personnel as the market for qualified investment bankers is extremely competitive. Our investment bankers possess substantial experience and expertise and have strong relationships with our advisory clients. As a result, the loss of these professionals could jeopardize our relationships with clients and result in the loss of client engagements. For example, if any of our Managing Directors or other senior professionals, including our executive officers, or groups of professionals, were to join or form a competing firm, some of our current clients could choose to use the services of that competitor rather than our services. There is no guarantee that our compensation and non-competition arrangements with our Managing Directors provide sufficient incentives or protections to prevent our Managing Directors from resigning to join our competitors. In addition, some of our competitors have more resources than us which may allow them to attract some of our existing employees through compensation or otherwise. The departure of a number of Managing Directors or groups of professionals could have a material adverse effect on our business and our profitability.

        We depend on the efforts and reputations of Mr. Moelis and our other executive officers. Our senior leadership team's reputations and relationships with clients and potential clients are critical elements in the success of our business. The loss of the services of any of them, in particular Mr. Moelis, could have a material adverse effect on our business, including our ability to attract clients.

Substantially all of our revenue is derived from advisory fees. As a result, our revenue and profits are highly volatile on a quarterly basis and may cause the price of our Class A common stock to fluctuate and decline.

        Our revenue and profits are highly volatile. We derive substantially all of our revenue from advisory fees, generally from a limited number of engagements that generate significant fees at key transaction milestones, such as closing, the timing of which is outside of our control. We expect that we will continue to rely on advisory fees for most of our revenue for the foreseeable future. Accordingly, a decline in our advisory engagements or the market for advisory services would adversely affect our business. In addition, our financial results will likely fluctuate from quarter to quarter based on the timing of when fees are earned, and high levels of revenue in one quarter will not necessarily be predictive of continued high levels of revenue in future periods. Because we lack other, more stable, sources of revenue, which could moderate some of the volatility in our advisory revenue, we may experience greater variations in our revenue and profits than other larger, more diversified competitors in the financial services industry. Fluctuations in our quarterly financial results could, in turn, lead to large adverse movements in the price of our common stock or increased volatility in our stock price generally.

        Because in many cases we are not paid until the successful consummation of the underlying transaction, our revenue is highly dependent on market conditions and the decisions and actions of our clients, interested third parties and governmental authorities. For example, we may be engaged by a client in connection with a sale or divestiture, but the transaction may not occur or be consummated because, among other things, anticipated bidders may not materialize, no bidder is prepared to pay our client's price or because our client's business experiences unexpected operating or financial problems. We may be engaged by a client in connection with an acquisition, but the transaction may not occur or be consummated for a number of reasons, including because our client may not be the winning bidder, failure to agree upon final terms with the counterparty, failure to obtain necessary regulatory consents or board or stockholder approvals, failure to secure necessary financing, adverse market conditions or because the target's business experiences unexpected operating or financial problems. In these circumstances, we often do not receive significant advisory fees, despite the fact that we have devoted considerable resources to these transactions.

        In addition, we face the risk that certain clients may not have the financial resources to pay our agreed-upon advisory fees. Certain clients may also be unwilling to pay our advisory fees in whole or in part, in which case we may have to incur significant costs to bring legal action to enforce our engagement agreement to obtain our advisory fees.

Our joint ventures, strategic investments and acquisitions may result in additional risks and uncertainties in our business.

        In addition to recruiting and internal expansion, we may grow our core business through joint ventures, strategic investments or acquisitions.

        In the case of joint ventures, such as our 50% investment in our Australian joint venture, Moelis Australia Holdings Pty Ltd, we are subject to additional risks and uncertainties relating to governance and controls, in that we may be dependent upon, and subject to liability, losses or reputational damage relating to personnel, controls and systems that are not fully under our control. In addition, disagreements between us and our joint venture partners may negatively impact our business. Although our Australian joint venture must abide by certain market risk limits approved by us with respect to its trading activities, there is a risk that such limits will be insufficient to protect us against significant losses. In addition, investments made by our Australian joint venture could be unprofitable.

        In the event we make further strategic investments or acquisitions, we would face numerous risks and would be presented with financial, managerial and operational challenges, including the difficulty of integrating personnel, financial, accounting, technology and other systems and management controls.

A significant percentage of our total revenue in any given period is derived from a limited number of advisory engagements, and the termination of any one advisory engagement could reduce our revenue and adversely affect our operating results in such period.

        Each year, a limited number of transactions has accounted for a significant portion of our revenue. The composition of the group comprising our largest advisory clients varies significantly from year to year. Our top ten advisory transactions accounted for 22% and 34% of our total revenue in 2012 and 2011, respectively. We expect that a relatively limited number of our advisory engagements will continue to account for a significant percentage of revenue in any particular year. As a result, our results of operations in any given period may be adversely affected by the loss of one major assignment or the failure or delay of one major assignment to be completed. We may lose clients as a result of the sale or merger of a client, a change in a client's senior management, competition from other financial advisors and financial institutions and other causes. As a result, our advisory fees could decline materially due to such changes in the volume, nature and scope of our engagements.

Our failure to deal appropriately with actual or perceived conflicts of interest could damage our reputation and materially adversely affect our business.

        We confront actual and potential conflicts of interest in our business. It is possible that actual, potential or perceived conflicts could give rise to client dissatisfaction, litigation or regulatory enforcement actions. Appropriately identifying and managing actual or perceived conflicts of interest is complex and difficult, and our reputation could be damaged if we fail, or appear to fail, to deal appropriately with one or more potential or actual conflicts of interest. Regulatory scrutiny of, or litigation in connection with, conflicts of interest could have a material adverse effect on our reputation which could materially adversely affect our business in a number of ways, including a reluctance of some potential clients and counterparties to do business with us.

Employee misconduct, which is difficult to detect and deter, could harm us by impairing our ability to attract and retain clients and by subjecting us to legal liability and reputational harm.

        There is a risk that our employees could engage in misconduct that would adversely affect our business. For example, our business often requires that we deal with confidential matters of great significance to our clients. If our employees were to improperly use or disclose confidential information provided by our clients, we could be subject to regulatory sanctions and suffer serious harm to our reputation, financial position, current client relationships and ability to attract future clients. It is not always possible to deter employee misconduct, and the precautions we take to detect and prevent misconduct may not be effective in all cases. If our employees engage in misconduct, our business could be materially adversely affected.

We may face damage to our professional reputation if our services are not regarded as satisfactory or for other reasons.

        As an advisory service firm, we depend to a large extent on our relationships with our clients and reputation for integrity and high-caliber professional services to attract and retain clients. As a result, if a client is not satisfied with our services, it may be more damaging in our business than in other businesses.

We face strong competition from other financial advisory firms, many of which have the ability to offer clients a wider range of products and services than those we can offer, which could cause us to fail to win advisory mandates and subject us to pricing pressures that could materially adversely affect our revenue and profitability.

        The financial services industry is intensely competitive, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including depth of client relationships, industry knowledge, transaction execution skills, our range of products and services, innovation, reputation and price. In addition, in our business there are usually no long-term contracted sources of revenue. Each revenue-generating engagement typically is separately solicited, awarded and negotiated.

        We have experienced intense competition over obtaining advisory mandates in recent years, and we may experience further pricing pressures in our business in the future as some of our competitors may seek to obtain increased market share by reducing fees.

        Our primary competitors are large financial institutions, many of which have far greater financial and other resources than us and, unlike us, have the ability to offer a wider range of products, from loans, deposit taking and insurance to brokerage and trading, which may enhance their competitive position. They also regularly support investment banking, including financial advisory services, with commercial lending and other financial services and products in an effort to gain market share, which puts us at a competitive disadvantage and could result in pricing pressures or loss of opportunities, which could materially adversely affect our revenue and profitability. In addition, we may be at a competitive disadvantage with regard to certain of our competitors who are able to and often do, provide financing or market making services that are often a crucial component of the types of transactions on which we advise.

        In addition to our larger competitors, over the last few years a number of independent investment banks that offer independent advisory services have emerged, with several showing rapid growth. As these independent firms or new entrants into the market seek to gain market share there could be pricing pressures, which would adversely affect our revenues and earnings.

As a member of the financial services industry, we face substantial litigation risks.

        Our role as advisor to our clients on important transactions involves complex analysis and the exercise of professional judgment, including rendering "fairness opinions" in connection with mergers and other transactions. Our activities may subject us to the risk of significant legal liabilities to our clients and affected third parties, including shareholders of our clients who could bring securities class actions against us. In recent years, the volume of claims and amount of damages claimed in litigation and regulatory proceedings against financial services companies have been increasing. These risks often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. Our engagements typically include broad indemnities from our clients and provisions to limit our exposure to legal claims relating to our services, but these provisions may not protect us in all cases, including when a client does not have the financial capacity to pay under the indemnity. As a result, we may incur significant legal expenses in defending against or settling litigation. In addition, we may have to spend a significant amount to adequately insure against these potential claims. Substantial legal liability or significant regulatory action against us could have material adverse financial effects or cause significant reputational harm to us, which could seriously harm our business prospects.

Our management has not previously managed a public company.

        Our management team has historically operated our business as a privately-owned company. The individuals who now constitute our management have not previously managed a publicly-traded company.

        Compliance with public company requirements will place significant additional demands on our management, and will require us to enhance our investor relations, legal, financial reporting and corporate communications functions. These additional efforts may strain our resources and divert management's attention from other business concerns, which could adversely affect our business and profitability.

        In addition, the reorganization to take place in connection with the consummation of this offering will involve separating our advisory business from the asset management business of Moelis & Company Holdings LP ("Old Holdings"). These two businesses have historically utilized common management and operational structures, including facilities and technology platforms as well as legal, compliance, marketing and other support personnel and senior management oversight. The process of separating these businesses, and of operating our advisory business on a stand-alone basis, may result in increased costs and inefficiencies and other impediments to the regular operations of our business, the occurrence of any of which could adversely affect our business and profitability.

Extensive and evolving regulation of our business and the business of our clients exposes us to the potential for significant penalties and fines due to compliance failures, increases our costs and may result in limitations on the manner in which our business is conducted.

        As a participant in the financial services industry, we are subject to extensive regulation in the U.S. and internationally. We are subject to regulation by governmental and self-regulatory organizations in the jurisdictions in which we operate. As a result of market volatility and disruption in recent years, the U.S. and other governments have taken unprecedented steps to try to stabilize the financial system including providing assistance to financial institutions and taking certain regulatory actions. The full extent of the effects of these actions and of legislative and regulatory initiatives (including the Dodd-Frank Wall Street Reform and Consumer Protection Act) effected in connection with, and as a result of, such extraordinary disruption and volatility is uncertain, both as to the financial markets and participants in general, and as to us in particular.

        Our ability to conduct business and our operating results, including compliance costs, may be adversely affected as a result of any new requirements imposed by the Securities and Exchange Commission ("SEC"), FINRA or other U.S. or foreign governmental regulatory authorities or self-regulatory organizations that regulate financial services firms or supervise financial markets. We may be adversely affected by changes in the interpretation or enforcement of existing laws and rules by these governmental authorities and self-regulatory organizations. In addition, some of our clients or prospective clients may adopt policies that exceed regulatory requirements and impose additional restrictions affecting their dealings with us. Accordingly, we may incur significant costs to comply with U.S. and international regulation. In addition, new laws or regulations or changes in enforcement of existing laws or regulations applicable to our clients may adversely affect our business. For example, changes in antitrust enforcement could affect the level of M&A activity and changes in applicable regulations could restrict the activities of our clients and their need for the types of advisory services that we provide to them.

        Our failure to comply with applicable laws or regulations could result in adverse publicity and reputational harm as well as fines, suspensions of personnel or other sanctions, including revocation of the registration of us or any of our subsidiaries as a financial adviser and could impair executive retention or recruitment. In addition, any changes in the regulatory framework could impose additional expenses or capital requirements on us, result in limitations on the manner in which our business is conducted, have an adverse impact upon our financial condition and business and require substantial attention by senior management. In addition, our business is subject to periodic examination by various regulatory authorities, and we cannot predict the outcome of any such examinations.

Our business is subject to various operational risks.

        We face various operational risks related to our business on a day-to-day basis. We rely heavily on financial, accounting, communication and other information technology systems, and the people who operate them. These systems, including the systems of third parties on whom we rely, may fail to operate properly or become disabled as a result of tampering or a breach of our network security systems or otherwise, including for reasons beyond our control.

        Our clients typically provide us with sensitive and confidential information. We are dependent on information technology networks and systems to securely process, transmit and store such information and to communicate among our locations around the world and with our clients, alliance partners and vendors. We may be subject to attempted security breaches and cyber-attacks and, while none have had a material impact to date, a successful breach could lead to shutdowns or disruptions of our systems or third-party systems on which we rely and potential unauthorized disclosure of sensitive or confidential information. Breaches of our or third-party network security systems on which we rely could involve attacks that are intended to obtain unauthorized access to our proprietary information, destroy data or disable, degrade or sabotage our systems, often through the introduction of computer viruses, cyber-attacks and other means and could originate from a wide variety of sources, including unknown third parties outside the firm. Although we take various measures to ensure the integrity of our and third-party systems on which we rely, there can be no assurance that these measures will provide adequate protection. If our or third-party systems on which we rely are compromised, do not operate properly or are disabled, we could suffer a disruption of our business, financial losses, liability to clients, regulatory sanctions and damage to our reputation.

        We operate a business that is highly dependent on information systems and technology. Any failure to keep accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients. We rely on third-party service providers for certain aspects of our business. Any interruption or deterioration in the performance of these third parties or failures of their information systems and technology could impair our operations, affect our reputation and adversely affect our business.

        In addition, a disaster or other business continuity problem, such as a pandemic, other man-made or natural disaster or disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could lead us to experience operational challenges, and our inability to timely and successfully recover could materially disrupt our business and cause material financial loss, regulatory actions, reputational harm or legal liability.

We may not be able to generate sufficient cash in the future to service any future indebtedness.

        Our ability to make scheduled payments on or to refinance any future debt obligations depends on our financial condition and operating performance. We cannot provide assurance that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal of, and interest on, any future indebtedness. If our cash flows and capital resources are insufficient to fund any future debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance such indebtedness.

Our international operations are subject to certain risks, which may affect our revenue.

        In 2012, we earned approximately 22% of our revenues from our international operations. We intend to grow our non-U.S. business, and this growth is important to our overall success. In addition, many of our larger clients are non-U.S. entities seeking to enter into transactions involving U.S. businesses. Our international operations carry special financial and business risks, which could include the following:

  •
  greater difficulties in managing and staffing foreign operations;

  •
  language and cultural differences;

  •
  fluctuations in foreign currency exchange rates that could adversely affect our results;

  •
  unexpected changes in trading policies, regulatory requirements, tariffs and other barriers;

  •
  longer transaction cycles;

  •
  higher operating costs;

  •
  adverse consequences or restrictions on the repatriation of earnings;

  •
  potentially adverse tax consequences, such as trapped foreign losses;

  •
  less stable political and economic environments; and

  •
  civil disturbances or other catastrophic events that reduce business activity.

        If our international business increases relative to our total business, these factors could have a more pronounced effect on our operating results.

Our growth strategy may involve opening or acquiring new offices and expanding internationally and would involve hiring new Managing Directors and other senior professionals for these offices, which would require substantial investment by us and could materially and adversely affect our operating results.

        Our ability to grow our advisory business organically depends in part on our ability to open or acquire new offices, expand internationally and hire new Managing Directors and other senior professionals for these offices. We may not be successful in any efforts to open new offices, expand internationally or hire new Managing Directors and other senior professionals for these offices. The costs of opening a new office, expanding internationally and hiring the necessary personnel to staff the office are substantial. If we are not successful in these efforts, we may not be able to recover our investments or our substantial cost outlays and new international operations may not achieve profitability.

We may enter into new lines of business which may result in additional risks and uncertainties in our business.

        We currently generate substantially all of our revenue from advisory transactions. However, we may grow our business by entering into new lines of business. To the extent we enter into new lines of business, we will face numerous risks and uncertainties, including risks associated with actual or perceived conflicts of interest because we would no longer be limited to the advisory business, the possibility that we have insufficient expertise to engage in such activities profitably or without incurring inappropriate amounts of risk, the required investment of capital and other resources and the loss of clients due to the perception that we are no longer focusing on our core business.

        Entry into certain lines of business may subject us to new laws and regulations with which we are not familiar, or from which we are currently exempt, and may lead to increased litigation and regulatory risk. In addition, certain aspects of our cost structure, such as costs for compensation, occupancy and equipment rentals, communication and information technology services, and depreciation and amortization will be largely fixed, and we may not be able to timely adjust these costs to match fluctuations in revenue related to our entering into new lines of business. If a new business generates insufficient revenues or if we are unable to efficiently manage our expanded operations, our results of operations could be materially adversely affected.

Fluctuations in foreign currency exchange rates could adversely affect our results.

        Because our financial statements are denominated in U.S. dollars and we receive a portion of our net revenue in other currencies (including Euros and Pound Sterling), we are exposed to fluctuations in foreign currencies. In addition, we pay certain of our expenses in such currencies. We have not entered into any transactions to hedge our exposure to these foreign exchange fluctuations through the use of derivative instruments or otherwise. An appreciation or depreciation of any of these currencies relative to the U.S. dollar would result in an adverse or beneficial impact, respectively, to our financial results.

The cost of compliance with international broker-dealer, employment, labor, benefits and tax regulations may adversely affect our business and hamper our ability to expand internationally.

        Since we operate our business both in the U.S. and internationally, we are subject to many distinct broker-dealer, employment, labor, benefits and tax laws in each country in which we operate, including regulations affecting our employment practices and our relations with our employees and service providers. If we are required to comply with new regulations or new interpretations of existing regulations, or if we are unable to comply with these regulations or interpretations, our business could be adversely affected or the cost of compliance may make it difficult to expand into new international markets. Additionally, our competitiveness in international markets may be adversely affected by regulations requiring, among other things, the awarding of contracts to local contractors, the employment of local citizens and/or the purchase of services from local businesses or favoring or requiring local ownership.

Risks Related to Our Organizational Structure

Moelis & Company's only assets after completion of this offering will be its partnership interests in Group LP, its equity interest in the sole general partner of Group LP, Moelis & Company Group GP LLC, and its interests in its subsidiaries, and Moelis & Company is accordingly dependent upon distributions from Group LP to pay dividends, taxes and other expenses.

        Moelis & Company will be a holding company and its only assets will be its partnership interests in Group LP, its equity interest in the sole general partner of Group LP, Moelis & Company Group GP LLC, and its interests in its subsidiaries. Moelis & Company has no independent means of generating revenue. Moelis & Company intends to cause Group LP to make distributions to its partners in an amount sufficient to cover all applicable taxes payable, other expenses and dividends, if any, declared by us.

        Group LP is generally prohibited under Delaware law from making a distribution to a partner to the extent that, at the time of the distribution, after giving effect to the distribution, liabilities of Group LP (with certain exceptions) exceed the fair value of its assets. Furthermore, certain subsidiaries of Group LP may be subject to similar legal limitations on their ability to make distributions to Group LP. Moreover, our regulated subsidiaries may be subject to regulatory capital requirements that limit the distributions that may be made by those subsidiaries.

        Deterioration in the financial condition, earnings or cash flow of Group LP and its subsidiaries for any reason could limit or impair their ability to pay such distributions. Additionally, to the extent that Moelis & Company requires funds and Group LP is restricted from making such distributions under applicable law or regulation or under the terms of financing arrangements, or is otherwise unable to provide such funds, our liquidity and financial condition could be materially adversely affected.

We will be required to pay our Managing Directors for certain tax benefits we may claim as a result of the tax basis step-up we receive in connection with this offering and related transactions. In certain circumstances, payments under the tax receivable agreement may be accelerated and/or significantly exceed the actual tax benefits we realize.

        On the date of this offering, we will be treated for U.S. federal income tax purposes as having directly purchased Class A partnership units in Group LP from the existing unitholders. In the future, additional Group LP Class A partnership units may be exchanged for shares of Class A common stock. See "Organizational Structure—Exchange Rights." Both this initial purchase and these additional exchanges may result in increases in the tax basis of the assets of Group LP that otherwise would not have been available. Such increases in tax basis are likely to increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent the increased tax basis is allocated to those capital assets. The Internal Revenue Service ("the IRS") may challenge all or part of these tax basis increases, and a court could sustain such a challenge.

        We intend to enter into a tax receivable agreement with our Managing Directors that will provide for the payment by us to our Managing Directors of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to our Managing Directors and (b) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement. See "Organizational Structure—Tax Receivable Agreement." While the actual increase in tax basis, as well as the amount and timing of any payments under the tax receivable agreement, will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, and the amount and timing of our income, we expect that, as a result of the size of the increases in the tax basis of the tangible and intangible assets of Group LP attributable to our interests in Group LP, during the expected term of the tax receivable agreement, the payments that we may make to our Managing Directors could be substantial.

        Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, our Managing Directors will not reimburse us for any payments that may previously have been made under the tax receivable agreement. As a result, in certain circumstances we could make payments to the Managing Directors under the tax receivable agreement in excess of our cash tax savings. Our ability to achieve benefits from any tax basis increase, and the payments to be made under the tax receivable agreement, will depend upon a number of factors, as discussed above, including the timing and amount of our future income.

        In addition, the tax receivable agreement provides that, upon a merger, asset sale or other form of business combination or certain other changes of control or if, at any time, we elect an early termination of the tax receivable agreement, our (or our successor's) obligations with respect to exchanged or acquired Class A partnership units (whether exchanged or acquired before or after such change of control or early termination) would be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement, and, in the case of an early termination election, that any Class A partnership units that have not been exchanged will be deemed exchanged for the market value of the Class A common stock at the time of termination. Consequently, it is possible, in these circumstances also, that the actual cash tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments.

If Moelis & Company were deemed an "investment company" under the Investment Company Act of 1940 as a result of its ownership of Group LP, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.

        If Moelis & Company were to cease participation in the management of Group LP, its interests in Group LP could be deemed an "investment security" for purposes of the Investment Company Act of 1940 ("the 1940 Act"). Generally, a person is deemed to be an "investment company" if it owns investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items), absent an applicable exemption. Following this offering, Moelis & Company will have no assets other than its partnership interests in Group LP and its equity interest in the sole general partner of Group LP, Moelis & Company Group GP LLC and its interests in its subsidiaries. A determination that this interest was an investment security could result in Moelis & Company being an investment company under the 1940 Act and becoming subject to the registration and other requirements of the 1940 Act. We intend to conduct our operations so that we will not be deemed an investment company. However, if we were to be deemed an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and have a material adverse effect on our business and the price of our Class A common stock.

We and Old Holdings will enter into various arrangements, including a master separation agreement, which will contain cross-indemnification obligations of us and Old Holdings.

        The master separation agreement that we intend to enter into with Old Holdings will provide, among other things, that Old Holdings generally will indemnify us for losses that we incur arising out of, or relating to, the businesses conducted by Old Holdings and losses that we incur arising out of, or relating to, Old Holdings' breach of the master separation agreement. In addition, we generally will indemnify Old Holdings for losses that Old Holdings incurs arising out of, or relating to, our business and losses Old Holdings' incurs arising out of, or relating to, our breach of the master separation agreement. We may not be able to recover any or all of the amount of indemnified losses from Old Holdings should it be financially unable to perform under its indemnification obligations. In addition, we may be required to make substantial payments under our indemnity obligations to Old Holdings, which could materially adversely affect our results of operations.

The use of the "Moelis" brand name by Old Holdings and its subsidiaries may expose us to reputational harm that could adversely affect our business should they take actions that damage the brand name.

        After the separation transaction, Old Holdings will operate as a separate legal entity, and we will license to Old Holdings and its subsidiaries the use of the "Moelis" brand name for certain purposes, including in connection with asset management activities. As Old Holdings and its subsidiaries historically have and will continue to use the "Moelis" brand name, and because after the separation transactions we will not control these entities, there is a risk of reputational harm to us if Old Holdings and its subsidiaries have, or in the future, were to, among other things, engage in poor business practices, experience adverse results or otherwise damage the reputational value of the "Moelis" brand name. These risks could adversely affect our revenue and our business prospects.

Risks Related to Our Class A Common Stock and this Offering

Control by Mr. Moelis of the voting power in Moelis & Company may give rise to actual or perceived conflicts of interests.

        Upon completion of this offering, Moelis & Company will be controlled by Mr. Moelis, through his control of Moelis & Company Partner Holdings LP. Mr. Moelis' interests may differ from those of other stockholders. Moelis & Company Partner Holdings LP will hold all outstanding Class B common stock upon completion of this offering. The shares of Class B common stock will entitle Moelis & Company Partner Holdings LP to (i) for so long as the Class B Condition is satisfied, ten votes per share and (ii) after the Class B Condition ceases to be satisfied, one vote per share. See "Organizational Structure—Amended and Restated Limited Partnership Agreement of Moelis & Company Group LP—Voting and Economic Rights." In addition, in connection with the completion of this offering, Moelis & Company will enter into a stockholders agreement with Moelis & Company Partner Holdings LP, pursuant to which, for so long as the Class B Condition is satisfied, Moelis & Company Partner Holdings LP will have certain approval rights over certain transactions. See "Organizational Structure—Rights of Moelis & Company Partner Holdings LP and Stockholders Agreement." As a result, because Mr. Moelis will have a majority of the voting power in Moelis & Company and our amended and restated certificate of incorporation to be in effect upon consummation of this offering will not provide for cumulative voting, he will have the ability to elect all of the members of our board of directors and thereby to control our management and affairs, including determinations with respect to acquisitions, dispositions, borrowings, issuances of Class A common stock or other securities, and the declaration and payment of dividends. Mr. Moelis will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of Moelis & Company or a change in the composition of our board of directors and could preclude any unsolicited acquisition of Moelis & Company. Mr. Moelis' voting control could deprive our stockholders of an opportunity to receive a premium for their Class A common stock as part of a sale of Moelis & Company and might ultimately affect the market price of our Class A common stock. As a result of the control exercised by Mr. Moelis over us, none of our agreements with him have been negotiated on "arm's length" terms. We cannot assure you that we would not have received more favorable terms from an unaffiliated party. If the Class B Condition ceases to be satisfied, then the partners of Moelis & Company Partner Holdings LP will have the right to direct the vote of the Class B common stock.

Upon the listing of our shares on the                    , we will be a "controlled company" within the meaning of the rules of                    and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements.

        Upon completion of this offering, Mr. Moelis, through his control of Moelis & Company Partner Holdings LP, will hold more than 50% of the voting power of our shares eligible to vote. As a result, we will be a "controlled company" under the rules of                    . Under these rules, a company of which more than 50% of the voting power in the election of directors is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance requirements, including the requirements that (i) a majority of the board of directors consist of independent directors and (ii) that the board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors.

        For at least some period following this offering, we intend to utilize these exemptions. As a result, immediately following this offering we will not have a majority of independent directors on our board of directors. Accordingly, although we may transition to a board with a majority of independent directors prior to the time we cease to be a "controlled company," for such period of time you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements set by                    . In the event that we cease to be a "controlled company" and our shares continue to be listed on                    , we will be required to comply with these provision within the applicable transition periods. These exemptions do not modify the independence requirements for our audit committee, and we intend to comply with the applicable requirements of the SEC and the stock exchange on which we apply to list shares of our Class A common stock with respect to our audit committee within the applicable time frame.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

        We are an emerging growth company and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the completion of this offering. We will cease to be an emerging growth company upon the earliest of: (i) the end of the fiscal year following the fifth anniversary of this offering, (ii) the first fiscal year after our annual gross revenues are $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

        Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this accommodation, and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

You will experience immediate and substantial dilution in the book value of your Class A common stock.

        The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock. Net tangible book value represents the amount of our tangible assets less total liabilities. As a result, you will incur immediate dilution of $            per share (based on an initial public offering price of $            per share, the mid-point of the range on the cover of this prospectus). For more information, see "Dilution."

There may not be an active trading market for shares of our Class A common stock, which may cause our Class A common stock to trade at a discount from its initial offering price and make it difficult to sell the shares you purchase.

        Prior to this offering, there has been no public trading market for shares of our Class A common stock. It is possible that, after this offering, an active trading market will not develop or continue, which would make it difficult for you to sell your shares of Class A common stock at an attractive price or at all. The initial public offering price per share of our Class A common stock will be determined by agreement among us and the representatives of the underwriters, and may not be indicative of the price at which the shares of our Class A common stock will trade in the public market after this offering.

The historical financial information in this prospectus may not permit you to predict our costs of operations.

        The historical financial information in this prospectus does not reflect the added costs we expect to incur as a public company, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002. As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business. For more information on our historical financial information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements included elsewhere in this prospectus.

If securities analysts do not publish research or reports about our business or if they downgrade our Company or our sector, the price of our Class A common stock could decline.

        The trading market for our Class A common stock will depend in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our Company or our industry, or the stock of any of our competitors, the price of our Class A common stock could decline. If one or more of these analysts ceases coverage of our Company, we could lose visibility in the market, which in turn could cause the price of our Class A common stock to decline.

Our share price may decline due to the large number of shares eligible for future sale and for exchange.

        The market price of our Class A common stock could decline as a result of sales of a large number of shares of Class A common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. After the consummation of this offering, we will have outstanding shares of Class A common stock. This number primarily comprises the shares of our Class A common stock that we are selling in this offering, which may be resold immediately in the public market. See "Shares Eligible for Future Sale."

        We have agreed with the underwriters not to dispose of or hedge any of our Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. Subject to these agreements, we may issue and sell in the future additional shares of Class A common stock.

        In addition, the existing Group LP Class A partnership unitholders (including certain Managing Directors) will, at the time of this offering, own an aggregate of                     Class A partnership units in Group LP. Our amended and restated certificate of incorporation will allow the exchange of Class A partnership units in Group LP (other than those held by us) for shares of our Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. Our directors and executive officers and certain of their affiliates have agreed with the underwriters not to dispose of or hedge any of our Class A common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. After the expiration of the 180-day lock-up period, the shares of Class A common stock (including those issuable upon exchange of Group LP partnership units) that are held by the existing Group LP Class A partnership unitholders (including our Managing Directors) will be eligible for resale from time to time, subject to certain contractual restrictions and to restrictions under the Securities Act of 1933, as amended (the "Securities Act").

        Certain Class A partnership unitholders in Group LP and holders of our Class A common stock are parties to agreements with us pursuant to which we have granted them registration rights. Under those agreements, after the expiration of the 180-day lock-up period, these persons will have the ability to cause us to register the shares of our Class A common stock (including the shares they could acquire upon exchange of Class A partnership units in Group LP), subject to certain contractual restrictions. See "Organizational Structure—Registration Rights."

The market price of our Class A common stock may be volatile, which could cause the value of your investment to decline.

        Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our Class A common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our Class A common stock could decrease significantly. You may be unable to resell your shares of our Class A common stock at or above the initial public offering price.

Anti-takeover provisions in our charter documents and Delaware law could delay or prevent a change in control.

        Our amended and restated certificate of incorporation and bylaws may delay or prevent a merger or acquisition that a stockholder may consider favorable by permitting our board of directors to issue one or more series of preferred stock, requiring advance notice for stockholder proposals and nominations and placing limitations on convening stockholder meetings. In addition, we are subject to provisions of the Delaware General Corporation Law that restrict certain business combinations with interested stockholders. These provisions may also discourage acquisition proposals or delay or prevent a change in control, which could harm our stock price. See "Description of Capital Stock."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements, which reflect our current views with respect to, among other things, our operations and financial performance. You can identify these forward-looking statements by the use of words such as "outlook," "believes," "expects," "potential," "continues," "may," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include, but are not limited to, those described under "Risk Factors." These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

 ORGANIZATIONAL STRUCTURE

Overview

        Prior to this offering we will effect a reorganization described below. Following the reorganization and this offering, Moelis & Company will be a holding company and its only assets will be its partnership interests in Group LP, its equity interest in the sole general partner of Group LP, Moelis & Company Group GP LLC, and its interests in its subsidiaries. Moelis & Company will operate and control all of the business and affairs of Group LP and its operating entity subsidiaries indirectly through its equity interest in Moelis & Company Group GP LLC.

        The diagram below depicts our organizational structure following this offering.

        Immediately following this offering:

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  Moelis & Company will hold Class A partnership units in Group LP representing                % of the total number of Class A partnership units in Group LP (or                % if the underwriters exercise their option to purchase additional shares in full);

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  certain of our existing Class A partnership unitholders (including all of our Managing Directors (other than certain non-U.S. based Managing Directors) indirectly through Moelis & Company Partner Holdings LP) will hold Class A partnership units in Group LP representing                % of the total number of Class A partnership units in Group LP (or                % if the underwriters exercise their option to purchase additional shares in full);

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  certain existing Group LP Class A unitholders (including certain non-U.S. based Managing Directors and employees) will, directly or indirectly, own approximately                % of the Class A common stock (or                % if the underwriters exercise their option to purchase additional shares in full);

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  public stockholders will own                % of the Class A common stock (or                % if the underwriters exercise their option to purchase additional shares in full); and

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  Moelis & Company Partner Holdings LP will own all of our Class B common stock.

The Reorganization

        On January 9, 2014, in contemplation of our initial public offering, Moelis & Company was incorporated in Delaware. Moelis & Company has not engaged in any business or other activities except in connection with its incorporation and this offering and currently holds no assets and has no subsidiaries other than Moelis & Company Group GP LLC.

        Our business is presently owned by Moelis & Company Holdings LP, which we refer to in this prospectus as Old Holdings. In connection with the consummation of this offering, a reorganization of the existing businesses of Old Holdings will be effected pursuant to which the existing investment banking advisory business of Old Holdings will be transferred to Group LP and Old Holdings will retain its existing asset management business. In connection with this reorganization, the existing limited partners of Old Holdings will receive, directly or indirectly, Group LP Class A partnership units or shares of Class A common stock. We refer to these transactions as the "reorganization."

        As a result of the reorganization, Moelis & Company will be a holding company and its only assets will be its partnership interests in Group LP and its equity interest in the sole general partner of Group LP, Moelis & Company Group GP LLC and its interests in its subsidiaries. Through our control of the sole general partner of Group LP, we will operate and control all of the business and affairs of Group LP and its operating entity subsidiaries.

The Offering and Related Transactions

        In connection with this offering:

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  Moelis & Company will issue                shares of Class A common stock offered hereby for net proceeds of $             million (based on the mid-point of the range set forth on the cover page of this prospectus) and Group LP will issue to Moelis & Company an equivalent number of Class A partnership units;

  •
  Moelis & Company will issue                shares of Class B common stock for $                million and Group LP will issue to Moelis & Company an equivalent number of Class B partnership units; and

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  Moelis & Company will grant registration rights pursuant to which (i) Moelis & Company will be required to use its reasonable best efforts to file a shelf registration statement within                  months of the consummation of this offering, providing for the exchange of Group LP Class A partnership units held by certain Group LP non-employee Class A partnership unitholders for an equivalent number of shares of its Class A common stock and the resale of such shares at any time and from time to time thereafter, subject to applicable rules and restrictions imposed by the Company; (ii) Moelis & Company will be required to use its reasonable best efforts to file a shelf registration statement within                months of the expiration of the lock-up period relating to our Managing Directors, providing for the exchange of Group LP Class A partnership units held by such Managing Directors for an equivalent number of shares of Moelis & Company Class A common stock and the resale of shares of Moelis & Company Class A common stock by our Managing Directors at any time and from time to time, subject to applicable restrictions imposed by Moelis & Company; (iii) certain Group LP Class A unitholders will have the ability to cause the Company to register the shares of its Class A common stock they could acquire upon exchange of their Group LP Class A partnership units, subject to certain contractual restrictions; and (iv) certain Group LP Class A unitholders will have the ability to cause the Company to register the shares of its Class A common stock they could acquire upon exchange of their Group LP Class A partnership units, subject to certain contractual restrictions, in any public underwritten offerings by the Company after the expiration or earlier termination (if any) of the lock-up agreements referred to above, subject to customary pro rata cutbacks.

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  We will enter into a tax receivable agreement with certain Group LP Class A unitholders who hold in excess of                % of the Group LP Class A partnership units immediately prior to this offering (see "—Tax Receivable Agreement").

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  Moelis & Company will amend and restate its certificate of incorporation to provide for, among other things, the issuance of its Class A and Class B common stock.

Amended and Restated Limited Partnership Agreement of Moelis & Company Group LP

        We will operate our business through Group LP and its subsidiaries. The provisions governing the operations of Group LP and the rights and obligations of its partners are set forth in the amended and restated limited partnership agreement of Group LP, the material terms of which are described below. A form of the limited partnership agreement of Group LP will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Governance

        Through our control of the general partner of Group LP, we will have unilateral control (subject to the consent of Moelis & Company Partner Holdings LP on various matters) over the affairs and decisions of Group LP. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Group LP and the day-to-day management of Group LP's business. Furthermore, Moelis & Company Group GP LLC, Group LP's general partner, cannot be removed as the general partner without Moelis & Company's approval. No Group LP unitholders, in their capacity as such, will have any authority or right to control the management of Group LP or to bind it in connection with any matter. However, Moelis & Company Partner Holdings LP will have the ability to exercise majority voting control over Moelis & Company by virtue of its ownership of all shares of Class B common stock. See "—Amendments" and "Risk Factors—Risks Related to Our Class A Common Stock and this Offering—Control by Mr. Moelis of the voting power in Moelis & Company may give rise to actual or perceived conflicts of interest."

Voting and Economic Rights

        Group LP will issue Class A partnership units to Moelis & Company and to the existing holders of Old Holdings units who are to become Group LP Class A unitholders. In addition, Group LP will issue Class B partnership units to Moelis & Company. The Group LP Class B partnership units will correspond with the economic rights of shares of Moelis & Company's Class B common stock. Group LP Class A unitholders will have no voting rights by virtue of their ownership of Group LP partnership units, except for the right to approve certain amendments to the limited partnership agreement of Group LP, certain changes to the capital accounts of the limited partners of Group LP and any conversion of Group LP to a corporation other than for purposes of a sale transaction. See "—Amendments." Moelis & Company Partner Holdings LP will hold all shares of Moelis & Company Class B common stock, enabling it to exercise majority voting control over Moelis & Company and, indirectly, over Group LP. See "Risk Factors—Risks Related to Our Class A Common Stock and this Offering—Control by Mr. Moelis of the voting power in Moelis & Company may give rise to actual or perceived conflicts of interest."

        Pursuant to the Group LP limited partnership agreement, we have the right to determine when distributions will be made to the partners of Group LP and the amount of any such distributions. If we authorize a distribution, such distribution will be made to the partners of Group LP (i) in the case of a tax distribution (as described below), to the holders of partnership units in proportion to the amount of taxable income of Group LP allocated to such holder and (ii) in the case of other distributions, pro rata in accordance with the percentages of their respective partnership units, except as required under applicable tax law.

        The holders of partnership units in Group LP, including Moelis & Company, will incur U.S. federal, state and local income taxes on their proportionate share of any net taxable income of Group LP. Net profits and net losses of Group LP will generally be allocated to its partners pro rata in accordance with the percentages of their respective partnership units, except as required under applicable tax law. In accordance with the partnership agreement, we intend to cause Group LP to make cash distributions to the holders of partnership units of Group LP for purposes of funding their tax obligations in respect of the income of Group LP that is allocated to them. Generally, these tax distributions will be computed based on our estimate of the net taxable income of Group LP allocable to such holder of partnership units multiplied by an assumed tax rate equal to the highest effective marginal combined U.S. federal, state and local income tax rate prescribed for an individual or corporate resident in California (taking into account the nondeductibility of certain expenses and the character of our income).

Coordination of Moelis & Company and Group LP

        At any time we issue a share of Class A common stock for cash, the net proceeds received by us will be promptly transferred to Group LP, and Group LP will issue to us one of its Group LP Class A partnership units. At any time we issue a share of Class A common stock pursuant to our proposed equity incentive plan we will contribute to Group LP all of the proceeds that we receive (if any) and Group LP will issue to us one of its Group LP Class A partnership units, having the same restrictions, if any, attached to the shares of Class A common stock issued under the proposed equity incentive plan. Conversely, if we redeem or repurchase any of our shares of Class A common stock, Group LP will, immediately prior to our redemption or repurchase, redeem or repurchase an equal number of Group LP Class A partnership units held by us, upon the same terms and for the same price, as the shares of Class A common stock are redeemed or repurchased. We can only redeem or repurchase shares of Class A common stock if Group LP first redeems or repurchases an equivalent amount of Group LP Class A partnership units that we hold.

        Under the terms of the Group LP limited partnership agreement, we may in the future cause Group LP to issue Group LP partnership units or other, newly created classes of Group LP securities to one or more investors having such rights, preferences and other terms as we determine, and in such amount as we may determine. In addition, we may in the future elect to compensate our employees by granting them, directly or indirectly, Group LP partnership units, whether or not subject to forfeiture, or profits interests or other securities. Any such issuance would have a dilutive effect on the economic interest we hold in Group LP. In addition, in connection with any future issuances of Group LP Class A partnership units, we will issue our shares of Class B common stock having, for so long as the Class B Condition is satisfied, ten votes per share on a             -for-            basis, which would have a dilutive effect on the voting power of our then current holders of shares of Class A common stock. The tax receivable agreement will cover any exchanges of Group LP Class A partnership units issued to the current parties to that agreement after the offering, and it is possible that new investors in the Group LP Class A partnership units after the offering may become parties to the tax receivable agreement as well.

        Pursuant to the Group LP limited partnership agreement, we will agree that we will not conduct any business other than the management and ownership of Group LP, its general partner, and its operating entity subsidiaries, or own any other assets (other than cash or cash equivalents to be used to satisfy liabilities or other assets held on a temporary basis).

Material Corporate Transactions

        In the event that Group LP proposes to engage in a material corporate transaction, including a merger, consolidation, dissolution or sale of substantially all of its assets, we, through Moelis & Company Group GP LLC, in its capacity as the sole general partner of Group LP, shall have the power and authority to approve such a transaction. In addition, in the event that we, through Moelis & Company Group GP LLC, in its capacity as the sole general partner of Group LP, determine that all (or any portion) of the partnership units of Group LP, should be sold to a third party purchaser, we will have the right to compel the holders of the partnership units of Group LP to sell all or the same portion of their partnership units of Group LP to this third party purchaser.

Exchange Rights

        Subject to the transfer restrictions set forth in the Group LP limited partnership agreement and described below and other restrictions, if any, imposed by us, holders of fully vested Group LP Class A partnership units (other than Moelis & Company) may exchange these units for shares of Class A common stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. At any time a share of Class A common stock is redeemed, repurchased, acquired, cancelled or terminated by us, one Group LP Class A partnership unit registered in the name of Moelis & Company will automatically be cancelled by Group LP so that the number of Group LP Class A partnership units held by Moelis & Company at all times equals the number of shares of Class A common stock outstanding.

        We have reserved for issuance                shares of Class A common stock in respect of the aggregate number of shares of Class A common stock expected to be issued over time upon the exchanges by Group LP Class A partnership unitholders, unless Moelis & Company exercises its option to pay cash in lieu of shares of Class A common stock for some or all of such exchanged Group LP Class A partnership units. The cash amount will be based on the market price of the shares of Class A common stock. We may in the future cause Group LP to issue additional Group LP Class A partnership units that would also be exchangeable for shares of Class A common stock.

        Group LP Class A partnership units and Moelis & Company Class A common stock held by our Managing Directors (including through Moelis & Company Partner Holdings LP) are subject to lock-up agreements for four years from this offering. After this period, Group LP Class A partnership units held by a Managing Director will become exchangeable into Class A common stock or cash as described above and Moelis & Company Class A common stock held by a Managing Director will become transferrable, in each case in three equal installments on each of the fourth, fifth and sixth anniversary of this offering. If a Managing Director terminates his or her employment with the Company prior to the end of the lock-up period, the Company will be entitled to extend the lock-up period until up to the tenth anniversary of this offering.

Conversion of Class B Common Stock

        Following each exchange of Group LP Class A partnership units for shares of Class A common stock, Moelis & Company Partner Holdings LP will be required to surrender to Moelis & Company a corresponding number of shares of Class B common stock for conversion into shares of Class A common stock at a conversion rate based on the subscription price for such shares of Class B common stock to the initial public offering price of the Class A common stock. Group LP will also convert an equivalent number of Class B partnership units held by Moelis & Company into Class A partnership units based on the same Class B to Class A common stock conversion rate.

Indemnification and Exculpation

        To the extent permitted by applicable law, Group LP will indemnify its general partner, its executive officers and agents from and against any losses, liabilities, damages, costs, expenses, fees or penalties incurred by any acts or omissions of these persons, provided that the acts or omissions of these indemnified persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

        Group LP's general partner and its executive officers and agents will not be liable to Group LP, its limited partners or their affiliates for damages incurred by any acts or omissions of these persons, provided that the acts or omissions of these exculpated persons are not the result of fraud, intentional misconduct or a violation of the implied contractual duty of good faith and fair dealing, or any lesser standard of conduct permitted under applicable law.

Amendments

        The Group LP limited partnership agreement may be amended by the general partner without the consent of any Group LP Class A unitholder, provided that the amendments are not expected to materially adversely affect Group LP Class A unitholders. Notwithstanding the foregoing, no amendment to the limited partnership agreement of Group LP will be effective with respect to a Group LP Class A unitholder not voting in favor thereof if such amendment would adversely affect such unitholder in any material respect in a manner that is disproportionately adverse to such Group LP Class A unitholder. For so long as the Class B Condition is satisfied, any amendments to Group LP's limited partnership agreement will require the consent of Moelis & Company Partner Holdings LP.

Dissolution

        Group LP may be dissolved only upon the occurrence of certain unlikely events specified in the Group LP limited partnership agreement.

Restrictive Covenants of our Managing Directors

        Our Managing Directors are subject to forfeiting their interests in vested Group LP partnership units and Moelis & Company Class A common stock they hold as of the offering if they terminate their employment without good reason and compete with the Company within 12 months thereafter, except for a certain limited number of designated units and stock which were awarded to replace equity of a former employer forfeited upon joining.

        Our Managing Directors have agreed not to solicit our employees during the term of their employment and for 12 months thereafter.

Registration Rights

        In connection with the completion of this offering, Moelis & Company will grant registration rights pursuant to which:

  •
  Moelis & Company will be required to use its reasonable best efforts to file a shelf registration statement within                months of the consummation of this offering, providing for the exchange of Group LP Class A partnership units held by certain Group LP non-employee Class A unitholders for an equivalent number of shares of its Class A common stock and the resale of such shares at any time and from time to time thereafter, subject to applicable restrictions imposed by Moelis & Company;

  •
  Moelis & Company will be required to use its reasonable best efforts to file a shelf registration statement within                months of the expiration of the lock-up period relating to our Managing Directors described above, providing for the exchange of Group LP Class A partnership units held by such Managing Directors for an equivalent number of shares of Moelis & Company Class A common stock and the resale of shares of Moelis & Company Class A common stock by our Managing Directors at any time and from time to time, subject to applicable restrictions imposed by Moelis & Company;

  •
  certain Group LP Class A unitholders will have the ability to cause the Company to register the shares of its Class A common stock they could acquire upon exchange of their Group LP Class A partnership units, subject to certain contractual restrictions; and

  •
  certain Group LP Class A unitholders will have the ability to cause the Company to register the shares of its Class A common stock they could acquire upon exchange of their Group LP Class A partnership units, subject to certain contractual restrictions, in any public underwritten offerings by the Company after the expiration or earlier termination (if any) of an applicable lock-up agreement subject to customary pro rata cutbacks.

        All fees, costs and expenses of underwritten registrations will be borne by Moelis & Company, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our registration obligations will be subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

        On January 1, 2012, we entered into a strategic alliance agreement with Sumitomo Mitsui Banking Corporation ("SMBC") and its subsidiary, SMBC Nikko Securities Inc. ("Nikko"). Pursuant to that agreement, we granted SMBC the right, under certain circumstances and subject to certain restrictions, to require us to register under the Securities Act shares of our Class A common stock issuable upon exchange of their Class A partnership units. Such securities registered under any registration statement will be available for sale in the open market unless restrictions apply.

Rights of Moelis & Company Partner Holdings LP and Stockholders Agreement

        In connection with the completion of this offering, Moelis & Company will enter into a stockholders agreement with Moelis & Company Partner Holdings LP pursuant to which, for so long as the Class B Condition is satisfied, Moelis & Company Partner Holdings LP will have certain approval rights over the following transactions:

  •
  any incurrence of indebtedness (other than inter-company indebtedness) in excess of $                ;

  •
  any issuance by us of equity or equity-related securities (other than preferred stock) that would represent, after such issuance or upon conversion, exchange or exercise, as the case may be, at least            % of the total combined voting power of our outstanding shares of Class A and Class B common stock (except in certain circumstances);

  •
  the issuance by us of preferred stock;

  •
  any debt or equity investment by us (including any commitment to invest) in an amount greater than $            ;

  •
  any entry by us into a new line of business that requires a principal investment in excess of $            ;

  •
  the adoption of stockholder rights plans;

  •
  the appointment or termination of Section 16 officers;

  •
  any amendments to Moelis & Company's amended and restated certificate of incorporation or bylaws;

  •
  any amendments to Group LP's limited partnership agreement;

  •
  renaming Moelis & Company;

  •
  the adoption of annual budgets and business plans;

  •
  distributions to stockholders (except in certain circumstances);

  •
  entry into any merger, consolidation, recapitalization, liquidation, or sale of Moelis & Company or all or substantially all of its assets or certain similar transactions involving Moelis & Company or entering into any agreement providing therefor (except in certain circumstances);

  •
  the entry into or amendment of certain material contracts;

  •
  the entry into related party transactions;

  •
  the initiation or settlement of material legal actions; and

  •
  changes to our taxable or fiscal year.

        The effect of the agreement is that Moelis & Company Partner Holdings LP may maintain control over our significant corporate transactions even if it holds less than a majority of the combined total voting power of our shares of Class A and Class B common stock. When the Class B Condition ceases to be satisfied, the partners of Moelis & Company Partner Holdings LP will have the right to direct the vote of the Class B common stock.

        Our board of directors will nominate individuals designated by Moelis & Company Partner Holdings LP equal to a majority of the board of the directors, for so long as the Class B Condition is satisfied.

        The "Class B Condition" is defined as Mr. Moelis satisfying all of the following conditions:

          (i)  he maintains directly or indirectly ownership of an aggregate of at least                shares of Class A common stock of Moelis & Company and Equivalent Class A Shares (as defined below), subject to customary adjustments, which will represent approximately one-third of his ownership immediately following this offering;

         (ii)  he maintains directly or indirectly beneficial ownership (as defined below) of at least five percent (5%) of the Class A common stock of Moelis & Company (calculated, without duplication, on the basis that all issued and outstanding Group LP Class A partnership units not held by Moelis & Company or its subsidiaries had been exchanged for shares of Class A common stock of Moelis & Company);

        (iii)  he has not been convicted of a criminal violation of a material U.S. federal or state securities law that constitutes a felony or a felony involving moral turpitude;

        (iv)  he is not deceased; and

         (v)  his employment agreement has not been terminated in accordance with its terms because of a breach of his covenant to devote his primary business time and effort to the business and affairs of the Company and its subsidiaries or because he suffered an "incapacity" (i.e., order of incompetence or of insanity or permanent physical incapacity).

        "Equivalent Class A Shares" means, on any date, the number of shares of Class A common stock represented by any shares, units, interests, options, warrants, evidence of indebtedness, stock awards or other securities or awards which by their terms are directly or indirectly convertible into, exchangeable for, exercisable for or pursuant to which the holder is entitled to receive shares of Class A common stock, whether immediately, only after the passage of time or only after the satisfaction of conditions and notwithstanding any right to pay cash in lieu of shares of Class A common stock.

        "Beneficial ownership" has the same meaning given to it in Section 13(d) under the Exchange Act and the rules thereunder, except that a person will be deemed to have "beneficial ownership" of all shares that person has the right to acquire, whether the right is exercisable immediately, only after the passage of time or only after the satisfaction of conditions and notwithstanding any right to pay cash in lieu of in shares of Class A common stock.

Tax Receivable Agreement

        On the date of this offering, Moelis & Company will be treated for U.S. federal income tax purposes as having directly purchased Class A partnership units in Group LP from the existing unitholders. In the future, additional Group LP Class A partnership units may be exchanged for shares of Class A common stock. We expect that, as a result of both this initial purchase and these future exchanges of Group LP Class A partnership units for shares of Class A common stock, the tax basis of Group LP's assets attributable to our interests in Group LP will be increased. These increases in the tax basis of Group LP's assets attributable to our interests in Group LP would not have been available to us but for this initial purchase and future exchanges of Group LP Class A partnership units for shares of Class A common stock. Such increases in tax basis are likely to increase (for tax purposes) depreciation and amortization deductions and therefore reduce the amount of income tax we would otherwise be required to pay in the future. These increases in tax basis may also decrease gain (or increase loss) on future dispositions of certain capital assets to the extent the increased tax basis is allocated to those capital assets. The Internal Revenue Service (the "IRS") may challenge all or part of these tax basis increases, and a court could sustain such a challenge.

        We intend to enter into a tax receivable agreement with our eligible Managing Directors that will provide for the payment by us to our eligible Managing Directors of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (a) the increases in tax basis attributable to our Managing Directors and (b) tax benefits related to imputed interest deemed to be paid by us as a result of this tax receivable agreement. We expect to benefit from the remaining 15% of cash savings, if any, in income tax that we realize. For purposes of the tax receivable agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no increase to the tax basis of the tangible and intangible assets of Group LP as a result of the exchanges and had we not entered into the tax receivable agreement. The term of the tax receivable agreement will commence upon consummation of this offering and will continue until all such tax benefits have been utilized or expired, unless we exercise our right to terminate the tax receivable agreement for an amount based on an agreed value of payments remaining to be made under the agreement.

        Although we are not aware of any issue that would cause the IRS to challenge a tax basis increase, our eligible Managing Directors will not reimburse us for any payments previously made under the tax receivable agreement. As a result, in certain circumstances we will make payments to the eligible Managing Directors under the tax receivable agreement in excess of our actual cash tax savings. While the actual amount and timing of any payments under this agreement will vary depending upon a number of factors, including the timing of exchanges, the price of shares of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable and the amount and timing of our income, we expect that, as a result of the size of the increases of the tangible and intangible assets of Group LP attributable to our interests in Group LP, during the expected term of the tax receivable agreement, the payments that we may make to our eligible Managing Directors could be substantial.

        In addition, the tax receivable agreement provides that, upon a merger, asset sale, or other form of business combination or certain other changes of control or if, at any time, we elect an early termination of the tax receivable agreement, our (or our successor's) obligations with respect to exchanged or acquired units (whether exchanged or acquired before or after such change of control or early termination) will be based on certain assumptions, including that we would have sufficient taxable income to fully utilize the deductions arising from the increased tax deductions and tax basis and other benefits related to entering into the tax receivable agreement, and, in the case of an early termination election, that any units that have not been exchanged are deemed exchanged for the market value of the Class A common stock at the time of termination. Consequently, it is possible, in these circumstances, that the actual cash tax savings realized by us may be significantly less than the corresponding tax receivable agreement payments.

USE OF PROCEEDS

        We estimate that the net proceeds from the sale of shares of our Class A common stock that we are selling in this offering will be approximately $                    , based on an initial public offering price of $                    per share (which is the mid-point of the range on the cover of this prospectus), and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of approximately $                    after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Moelis & Company will use the net proceeds from this offering to purchase Class A partnership units directly from Group LP. Group LP intends to use the net proceeds from this offering for general corporate purposes.

        A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) the estimated net proceeds to us by approximately $                    (or approximately $                    if the underwriters exercise their option to purchase additional shares of Class A common stock in full), assuming that the number of shares of Class A common stock sold by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                    , assuming that the assumed initial public offering price remains the same, and after deducting the underwriting discounts and commissions.

 DIVIDEND POLICY

        Following this offering and subject to applicable law, we intend to pay a quarterly cash dividend initially equal to $             per share of Class A common stock, commencing with the                    . Any declaration and payment of future dividends to holders of our Class A common stock will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, cash flows, capital requirements, level of indebtedness, statutory and contractual restrictions applicable to the payment of dividends and other considerations that our board of directors deems relevant.

        Holders of our Class B common stock will be entitled to receive dividends of the same type as any dividends payable on outstanding Class A common stock. Dividends on shares of Class B common stock will be calculated based on the applicable subscription amount such that the aggregate dividends payable with respect to Class B common stock will equal the dividends payable with respect to an equivalent dollar amount of Class A common stock. See "Description of Capital Stock—Class B Common Stock."

        Moelis & Company will be a holding company and its only asset will be its partnership interests in Group LP, its equity interest in the sole general partner of Group LP, Moelis & Company Group GP LLC, and its interests in its subsidiaries. Under Delaware law, dividends may be payable only out of surplus, which is calculated as our assets less our liabilities and our capital, or, if we have no surplus, out of our net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. We intend to cause Group LP to make distributions to Moelis & Company in an amount sufficient to cover dividends, if any, declared by us. If Group LP makes such distributions, each other Group LP Class A unitholder will be entitled to receive equivalent distributions from Group LP on its units.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013, as follows:

  •
  on an actual basis; and

  •
  on an as adjusted basis to give effect to the issuance and sale of Class A common stock in this offering at an assumed initial public offering price of $            per share (the mid-point of the range on the cover of this prospectus), after deducting underwriting discounts and commissions and estimated offering expenses payable by us, and the application of such proceeds as described herein.

        You should read this table in conjunction with the sections entitled "Organizational Structure," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2013
	Actual	As Adjusted
	(in thousands, except share amounts)
Cash and cash equivalents	$160,852	$

Parent company equity	$262,963
Stockholders' equity:
Class A common stock of $0.01 par value per share: shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted
Class B common stock of $0.01 par value per share: shares authorized, shares issued and outstanding, actual; shares authorized, shares issued and outstanding, as adjusted
Additional paid-in capital
Accumulated income
Total equity	$262,963

Total capitalization	$262,963	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share, would increase (decrease) the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $                     million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

 DILUTION

        If you invest in our Class A common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock and the net tangible book value per share of our Class A common stock after this offering. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the existing equityholders.

        Our net tangible book value as of                        , 2013 was approximately $             million, or $            per share of our Class A common stock. Net tangible book value represents the amount of total tangible assets less total liabilities and net tangible book value per share represents net tangible book value divided by the number of shares of Class A common stock outstanding, after assuming that all of the Class A partnership unitholders of Group LP exchanged their vested units for newly-issued shares of our Class A common stock on a one-for-one basis.

        After giving effect to the sale of                    shares of Class A common stock in this offering at an assumed initial public offering price of $            per share, the mid-point of the price range on the cover of this prospectus, our net tangible book value would have been $            million, or $            per share. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $            per share to existing Class A partnership equityholders and an immediate dilution in net tangible book value of $            per share to new investors.

        The following table illustrates this dilution on a per share basis assuming the underwriters do not exercise their option to purchase additional shares:

Assumed initial public offering price per share		$
Net tangible book value per share as of , 2013	$
Increase in net tangible book value per share attributable to new investors in this offering

Net tangible book value per share after this offering

Dilution in net tangible book value per share to new investors in this offering		$

        The following table summarizes the total number of shares of Class A common stock purchased from us, the total cash consideration paid to us and the average price per share paid by the existing Class A partnership equityholders and by new investors purchasing shares in this offering, assuming that all of the Group LP Class A partnership unitholders exchanged their vested units for shares of our Class A common stock on a one-for-one basis:

	Shares Purchased		Total Consideration
Average Price Per Share
	Number	Percent	Amount	Percent
Existing equityholders			$		$
New investors

Total		100%	$	100%

        Of the                Class A partnership units held by Class A partnership unitholders of Group LP (other than Moelis & Company), immediately following this offering                will be fully vested and                will be unvested. If we had assumed that all of the Class A partnership unitholders exchanged their unvested units in addition to their vested units for newly issued shares of our Class A common stock, the dilution in net tangible book value per share to new investors would have been greater and the average price per share paid by the existing equityholders would have been lower.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma condensed combined financial statements have been derived by applying pro forma adjustments to our historical combined financial statements included elsewhere in this prospectus.

        The adjustments necessary to fairly present the unaudited pro forma condensed combined financial statements have been based on available information and assumptions that we believe are reasonable. The unaudited pro forma condensed combined statements of operations and financial condition are presented for illustrative purposes only and do not purport to represent our results of operations or financial position that would actually have occurred had the transactions referred to below been consummated on January 1, 2012 or January 1, 2013 for the unaudited pro forma condensed combined statement of operations, as applicable, and on September 30, 2013 for the unaudited pro forma condensed combined statement of financial condition, or to project our results of operations or financial position for any future date or period. The adjustments are described in the notes to the unaudited pro forma condensed combined financial statements.

        The pro forma adjustments principally give effect to the following items:

  •
  A provision for corporate income taxes at an effective tax rate of 42%, which assumes Moelis & Company is taxed as a C corporation at the highest statutory rates apportioned to each state, local, and/or foreign tax jurisdiction and is reflected net of U.S. federal tax benefit.

  •
  An adjustment to record the                % noncontrolling interests that Group LP partners (other than the Company) own in Group LP relating to their partnership units.

  •
  The issuance and sales by us of                    shares of Class A common stock to the public at an assumed initial public offering price of $            per share (the mid-point of the range on the cover of this prospectus) and the application of the net proceeds from this offering.

        The unaudited pro forma condensed combined financial information is included for informational purposes only and does not purport to reflect our results of operations or financial condition that would have occurred had we operated as a public company during the periods presented. We have not made any pro forma adjustment relating to reporting and compliance costs and investor relations costs that we will incur as a public company. You should read this unaudited pro forma condensed combined financial information together with the other information contained in this prospectus, including "Organizational Structure," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our combined financial statements and the notes thereto.

	Unaudited Pro Forma Condensed Combined Statement of Operations Year Ended December 31, 2012
($ in thousands, except per share data)	Moelis & Company Historical	Pro Forma Adjustments		Moelis & Company Pro Forma
Revenues	$385,871
Expenses:
Compensation and benefits	274,941
Non-compensation expenses	72,885

Total operating expenses	347,826
Operating income	38,045
Other income and expenses	333
Income (loss) from equity method investments	(658)

Income before income taxes	37,720
Provision for income taxes	2,498		(a)

Net income	35,222
Net income attributable to noncontrolling interests	—		(b)

Net income attributable to common shareholders	$35,222

Weighted average shares of Class A common stock outstanding:
Basic					(c)
Diluted					(c)
Net income available to holders of shares of Class A common stock per share:
Basic					(c)
Diluted					(c)

(a)
As a partnership, we are not subject to U.S. federal income taxes, but we are subject to tax in certain foreign and local jurisdictions. An adjustment has been made to increase our effective tax rate to 42%, which assumes Moelis & Company is taxed as a C corporation including (at the highest statutory rates apportioned to each) state, local and foreign taxes.

(b)
Reflects an adjustment to record the        % noncontrolling interests that Group LP partners (other than the Company) own in Group LP relating to their partnership units, assuming            shares of Class A common stock are outstanding after this offering.

(c)
Weighted average shares outstanding are calculated as follows:

	Unaudited Pro Forma Condensed Combined Statement of Operations Nine Months Ended September 30, 2013
($ in thousands, except per share data)	Moelis & Company Historical	Pro Forma Adjustments		Moelis & Company Pro Forma
Revenues	$257,091
Expenses:
Compensation and benefits	166,952
Non-compensation expenses	53,680

Total operating expenses	220,632
Operating income	36,459
Other income and expenses	(968)
Income from equity method investments	2,588

Income before income taxes	38,079
Provision for income taxes	1,782		(a)

Net income	36,297
Net income attributable to noncontrolling interests	—		(b)

Net income attributable to common shareholders	$36,297

Weighted average shares of Class A common stock outstanding:
Basic					(c)
Diluted					(c)
Net income available to holders of shares of Class A common stock per share:
Basic					(c)
Diluted					(c)

(a)
As a partnership, we are not subject to U.S. federal income taxes, but we are subject to tax in certain foreign and local jurisdictions. An adjustment has been made to increase our effective tax rate to 42%, which assumes Moelis & Company is taxed as a C corporation including (at the highest statutory rates apportioned to each) state, local, and foreign taxes.

(b)
Reflects an adjustment to record the        % noncontrolling interests that Group LP partners (other than the Company) own in Group LP relating to their partnership units, assuming                    shares of Class A common stock are outstanding after this offering.

(c)
Weighted average share outstanding are calculated as follows:

	Unaudited Pro Forma Condensed Combined Statement of Financial Condition As of September 30, 2013
($ in thousands)	Moelis & Company Historical	Pro Forma Adjustments		Moelis & Company Pro Forma
Cash and cash equivalents	$160,852		(a)
Restricted cash	778
Total receivables	53,145
Deferred compensation	5,140
Investments at fair value	85,955
Investment in joint venture	11,142
Equipment and leasehold improvements, net	5,432
Deferred tax asset	1,511
Prepaid expenses and other assets	10,190

Total assets	334,145

Compensation payable	47,384
Accounts payable and accrued expenses	13,776
Deferred revenue	1,701
Other liabilities	8,321

Total liabilities	71,182

Parent company investment	262,444		(b)
Accumulated other comprehensive income (loss)	519		(b)
Class A common stock, par value $0.01 per share			(c)
Class B common stock, par value $0.01 per share			(c)
Additional paid-in-capital			(c)
Noncontrolling interests			(b)

Total equity	262,963

Total liabilities and equity	$334,145

(a)
Reflects the pro forma cash distribution of excess capital to our pre-offering partners.

(b)
Reflects an adjustment to record the        % noncontrolling interests that Group LP partners (other than the Company) own in Group LP relating to their partnership units, assuming                    shares of Class A common stock are outstanding after this offering.

(c)
Reflects the issuance of shares of Moelis & Company Class A common stock pursuant to this offering.

SELECTED HISTORICAL FINANCIAL AND OTHER DATA

        The following selected financial and other data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus.

        The historical combined financial and operating data for the years ended December 31, 2012 and 2011 presented below have been derived from our audited combined financial statements included elsewhere in this prospectus. The historical statement of operations data for the nine months ended September 30, 2013 and 2012 and the historical combined balance sheet data as of September 30, 2013 and 2012 have been derived from our unaudited condensed combined financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited condensed combined financial and operating data for the interim periods included in this prospectus include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and operating results for these periods. The operating results for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for future interim periods or for the year ended December 31, 2013.

        We derived the historical combined financial and operating data for the years ended December 31, 2010 and 2009 from our unaudited combined financial statements which are not included in this prospectus. The unaudited combined financial statements for the years ended December 31, 2010 and 2009 have been prepared on substantially the same basis as the audited combined financial statements and include all normal and recurring adjustments that we consider necessary for a fair presentation of the financial position and operating results for these periods.

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2013	2012	2012	2011	2010	2009
Statement of Operations Data
Revenues	$257,091	$259,563	$385,871	$268,024	$315,421	$178,817
Expenses:
Compensation and benefits	166,952	195,991	274,941	200,368	197,456	115,132
Non-compensation expenses	53,680	51,775	72,885	78,526	66,784	43,218

Total operating expenses	220,632	247,766	347,826	278,894	264,240	158,350
Operating income (loss)	36,459	11,797	38,045	(10,870)	51,181	20,467
Other income and expenses	(968)	183	333	245	173	425
Income (loss) from equity method investments	2,588	(2,117)	(658)	5,737	(479)	—

Income (loss) before income taxes	38,079	9,863	37,720	(4,888)	50,875	20,892
Provision for income taxes	1,782	719	2,498	3,642	3,666	611

Net income (loss)	$36,297	$9,144	$35,222	$(8,530)	$47,209	$20,281

Statement of Financial Condition Data (period end)
Total assets	$334,145	$332,571	$402,668	$204,929	$267,878	$238,650
Total liabilities	71,182	105,598	142,560	92,754	120,527	126,837
Equity	262,963	226,973	260,108	112,175	147,351	111,813
Other Data and Metrics
Bankers at period-end	318	347	340	335	262	178
Managing Directors at period-end	83	79	80	76	58	40
Number of fee-paying clients	201	175	236	182	175	123
Number of fee-paying clients ≥ $1M	74	75	107	72	96	63
% of total revenues from top 10 transactions	26%	28%	22%	34%	26%	27%

 MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our "Selected Historical Financial and Other Data" and our historical financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the forward-looking statements below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in the section entitled "Risk Factors" and elsewhere in this prospectus.

Executive Overview

        Moelis & Company is a leading global independent investment bank that provides innovative strategic and financial advice to a diverse client base, including corporations, governments and financial sponsors. With 14 offices located in the United States, Europe, the Middle East, Asia and Australia, we advise clients around the world on their most critical decisions, including mergers and acquisitions, recapitalizations and restructurings and other corporate finance matters.

        We were founded in July 2007 by veteran investment bankers to create a global independent investment bank that offers multi-disciplinary solutions and exceptional transaction execution. We opened for business in New York and Los Angeles with a team of top tier advisory professionals. The dislocation in the financial services industry caused by the global financial crisis provided us with a unique opportunity to rapidly build a firm with global scale and broad advisory expertise, and we more than tripled our professional headcount from the end of 2008 through the end of 2011. Since our founding, we have added new Managing Directors with sector, regional or transactional expertise and with strong client relationships. In addition, we have established recruiting programs at top undergraduate and graduate programs to hire talented junior professionals and instituted training programs to help develop them into advisory specialists.

        We have added Managing Directors to expand our sector expertise, and currently provide capabilities across all major industries including Consumer, Retail & Restaurants; Financial Institutions; Financial Sponsors; General Industrials; Healthcare; Natural Resources; Real Estate, Gaming, Lodging & Leisure and Technology, Media & Telecommunications. In addition, we hired professionals to broaden our global reach and opened a network of offices, expanding into London in 2008, Sydney in 2009, Dubai in 2010, Hong Kong and Beijing in 2011 and Frankfurt, Mumbai and Paris in 2012. We also added regional capabilities in the U.S., opening offices in Boston in 2007, Chicago in 2008 and Houston and Palo Alto in 2011. We have developed additional areas of advisory expertise to complement our strong M&A capabilities and to meet the changing needs of our clients. Our early investment in recapitalization and restructuring talent in mid-2008 positioned us to capitalize on the significant increase in restructuring volume during the global financial crisis. In 2009, we added expertise in advising clients on capital markets matters and advising financial institutions on complex risk exposures. Our ability to provide services to our clients across sectors and regions and through all phases of the business cycle has led to long-term client relationships and a diversified revenue base.

        As of September 30, 2013, we served our clients globally with 318 advisory bankers, including 83 Managing Directors. We plan to continue to grow our firm across sectors, geographies and products to deliver the most relevant advice and innovative solutions to our clients.

        We generate revenues primarily from providing advisory services on transactions that are subject to individually negotiated engagement letters which set forth our fees. We generally generate fees at key transaction milestones, such as closing, the timing of which is outside of our control. As a result, revenues and net income in any period may not be indicative of full year results or the results of any other period and may vary significantly from year to year and quarter to quarter. The performance of our business depends on the ability of our professionals to build relationships with clients over many years by providing superior trusted advice and exceptional transaction execution.

Business Environment and Outlook

        Economic and global financial conditions can materially affect our operational and financial performance. See "Risk Factors" in this prospectus for a discussion of some of the factors that can affect our performance. Revenues and net income in any period may not be indicative of full year results or the results of any other period and may vary significantly from year to year and quarter to quarter.

        In the first nine months of 2013, we earned revenue of $257.1 million, or a decrease of 1% from the $259.6 million earned in the same period of 2012. We achieved these results in the context of an 8% decline in the number of global completed M&A transactions and flat year over year global completed M&A volume. While prolonged economic uncertainty has adversely affected global M&A activity levels, we have experienced a growing demand for independent advice. For the nine months ended September 30, 2013, 80% of the top 10 announced M&A deals included independent advisors. We advised on three of these top 10 deals.

        In 2013, we took steps to improve the efficiency of our operations through the rationalization of our headcount. As a result, the number of our advisory professionals decreased by 8% from September 30, 2012 through September 30, 2013, while we increased the number of our Managing Directors from 79 to 83. We believe that the team of professionals we have in place today is well positioned for future growth and to continue to take advantage of attractive market opportunities to enhance our leadership position as a global independent investment bank.

        For the first nine months of 2013, compensation and benefits expenses of $167.0 million represented 65% of revenue, down from 76% of revenue in the same period of the prior year. The decline in our compensation ratio reflects the continued maturation of our business and a rationalization of our headcount. Non-compensation expenses were $53.7 million in the first nine months of 2013, representing 21% of revenue, up from 20% in the same period of 2012. We earned net income of $36.3 million in the first nine months of 2013, as compared with $9.1 million of net income earned in the same period of 2012, representing our highest first nine months of net income since inception.

        Based on historical experience, we believe the current economic backdrop (high corporate cash balances, healthy capital markets and financial sponsors seeking to return capital) provides a strong foundation for what should be an active M&A environment. Despite lower than average M&A activity, we believe our clients have increasing confidence in the U.S. economy as the political and economic environment has become more constructive and financing remains readily available at historically low cost. In addition, European economies continue to slowly stabilize. Based on these market factors and the growing demand for independent advice, we believe we are well positioned for 2014.

Results of Operations

        The following is a discussion of our results of operations for the nine month periods ended September 30, 2013 and 2012 and for the years ended December 31, 2012 and 2011.

	Nine Months Ended September 30,			Year Ended December 31,
($ in thousands)	2013	2012	Variance	2012	2011	Variance
Statement of Operations Data
Revenues	$257,091	$259,563	(1)%	$385,871	$268,024	44%
Expenses:
Compensation and benefits	166,952	195,991	(15)%	274,941	200,368	37%
Non-compensation expenses	53,680	51,775	4%	72,885	78,526	(7)%

Total operating expenses	220,632	247,766	(11)%	347,826	278,894	25%
Operating income (loss)	36,459	11,797	209%	38,045	(10,870)	N/M
Other income and expenses	(968)	183	N/M	333	245	36%
Income (loss) from equity method investments	2,588	(2,117)	N/M	(658)	5,737	N/M

Income (loss) before income taxes	38,079	9,863	286%	37,720	(4,888)	N/M
Provision for income taxes	1,782	719	148%	2,498	3,642	(31)%

Net income (loss)	$36,297	$9,144	297%	$35,222	$(8,530)	N/M

N/M
= not meaningful

Revenues

        We operate in a highly competitive environment. Each revenue-generating engagement is separately solicited, awarded and negotiated, and there are usually no long-term contracted sources of revenue. As a consequence, our fee-paying client engagements are not likely to be predictable, and high levels of revenues in one quarter are not necessarily predictive of continued high levels of revenues in future periods. To develop new business, our professionals maintain an active business dialogue with a large number of existing clients and potential clients, as well as with their legal and other advisors. We add new clients each year as our bankers continue to expand their relationships, as we hire senior bankers who bring their client relationships and as we receive introductions from our relationship network of senior executives, board members, attorneys and other third parties. We also lose clients each year as a result of the sale or merger of clients, changes in clients' senior management, competition from other financial services firms and other causes.

        We earn substantially all of our revenues from advisory engagements, and, in many cases, we are not paid until the successful completion of an underlying transaction. Complications that may terminate or delay a transaction include failure to agree upon final terms with the counterparty, failure to obtain required regulatory consents, failure to obtain board or stockholder approvals, failure to secure financing, adverse market conditions or unexpected operating or financial problems related to either party to the transaction. In these circumstances, we often do not receive significant advisory fees despite the fact that we may have devoted considerable time and resources to the transaction. Barriers to the completion of a restructuring transaction may include a lack of anticipated bidders for the assets of our client or the inability of our client to restructure its operations or indebtedness due to a failure to reach agreement with its creditors. In these circumstances, our fees are generally limited to monthly retainer fees and reimbursement of certain out-of-pocket expenses.

        We do not allocate our revenues by the type of advice we provide (M&A, recapitalizations and restructurings or other corporate finance matters) because of the complexity of the transactions on which we may earn revenues and our holistic approach to client service. For example, a restructuring engagement may evolve to require a sale of all or a portion of the client, M&A assignments can develop from relationships established on prior restructuring engagements and capital markets expertise can be instrumental on both M&A and restructuring assignments.

  Nine Months Ended September 30, 2013 versus 2012

        Revenues were $257.1 million for the nine months ended September 30, 2013 compared with $259.6 million in the nine months ended September 30, 2012, representing a decrease of 1%. These results compare favorably with an 8% decline in the number of global completed M&A transactions and flat global completed M&A volume during the same period.

        Select advisory assignments completed in the first nine months of 2013 include:

  •
  the combination of CenterPoint Energy, Inc.'s interstate pipelines and field services businesses with Enogex LLC's midstream business;

  •
  the representation of the Ad Hoc Committee of Senior Secured Noteholders of Central European Distribution Corporation on its Chapter 11 Reorganization;

  •
  the representation of the Ad-Hoc Committee of Certificate-Holders of Dana Gas PJSC on the restructuring of convertible Sukuk;

  •
  the sale of H.J. Heinz Company to Berkshire Hathaway Inc. and 3G Capital, Inc.;

  •
  the representation of the Hellenic Financial Stability Fund on the recapitalization of the Greek banking system;

  •
  the representation of the Consortium of Senior Secured Lenders of Nine Entertainment Group Limited on its restructuring;

  •
  the acquisition by Nippon Telegraph and Telephone Corporation of Solutionary, Inc.;

  •
  the combination of the Osaka Securities Exchange Co., Ltd. with the Tokyo Stock Exchange, Inc.;

  •
  the acquisition by Reliance Steel & Aluminum Co. of Metals USA Holdings Corp.; and

  •
  the representation of the State of Ohio on the legalization of gaming in the State.

        In the first nine months of 2013, we earned revenues from 201 clients, up from 175 clients in the same period of the prior year. The total number of clients paying fees equal to or greater than $1 million in the first nine months of 2013 declined to 74 from 75 in the same period of the prior year. Additionally, our top 10 transactions in the nine months ended September 30, 2013 contributed 26% of our total revenue, down from 28% in the same period of 2012.

  Year Ended December 31, 2012 versus 2011

        Revenues were $385.9 million for the year ended December 31, 2012 compared with $268.0 million for the year ended December 31, 2011, representing an increase of 44%. These results compare favorably with a 13% decline in global completed M&A volume and a 5% decline in the number of global completed M&A transactions for the same period. Our continued investment in international expansion resulted in meaningful revenue growth outside the United States, as rest of world revenue accounted for 22% of total revenues during 2012 as compared with 16% of total revenues during 2011.

        Select advisory assignments completed in 2012 include:

  •
  the acquisition by Cigna Corporation of Healthspring, Inc.;

  •
  the representation of DIFC Investments LLC (Dubai International Financial Centre) on its Sukuk refinancing;

  •
  the representation of the Second Lien Creditors Committee of eircom Group PLC on its restructuring;

  •
  the sale of The London Metal Exchange Limited to Hong Kong Exchanges and Clearing Limited;

  •
  the representation of Frank McCourt and the Los Angeles Dodgers on the sale of the Dodgers to Guggenheim Baseball Management LLC;

  •
  the sale of Solutia Inc. to Eastman Chemical Company;

  •
  the spin-off and Listing by Introduction of Swire Properties Limited on the Hong Kong Stock Exchange;

  •
  the representation of the Official Committee of Unsecured Creditors of Tribune Company on its Chapter 11 restructuring;

  •
  the representation of Woolworths Limited on the creation and de-merger of SCA Property Group and associated equity raising; and

  •
  the representation of Wynn Resorts, Limited on its stock redemption.

        An increased number of clients contributed to our advisory revenue growth, and in 2012, we generated revenues from 236 clients as compared with 182 clients in 2011. The total number of clients paying fees equal to or greater than $1 million increased to 107 in 2012 from 72 in the prior year. Additionally, our top 10 transactions in 2012 contributed 22% of our total revenues, as compared with 34% in 2011.

Operating Expenses

        The following table sets forth information relating to our operating expenses, which are reported net of reimbursements of certain expenses by our clients:

	Nine Months Ended September 30,			Year Ended December 31,
($ in thousands)	2013	2012	Variance	2012	2011	Variance
Expenses:
Compensation and benefits	$166,952	$195,991	(15)%	$274,941	$200,368	37%
% of revenues	65%	76%		71%	75%
Non-compensation expenses	$53,680	$51,775	4%	$72,885	$78,526	(7)%
% of revenues	21%	20%		19%	29%
Total operating expenses	$220,632	$247,766	(11)%	$347,826	$278,894	25%
% of revenues	86%	95%		90%	104%
Income (loss) before income taxes	$38,079	$9,863	286%	$37,720	$(4,888)	N/M
% of revenues	15%	4%		10%	N/M

N/M
= not meaningful

        Our operating expenses are classified as compensation and benefits expenses and non-compensation expenses, and headcount is the primary driver of our expenses. Compensation and benefits expenses account for the majority of our operating expenses. Non-compensation expenses, which include the costs of professional fees, travel and related expenses, communication, technology and information services, occupancy, depreciation and other expenses, generally have been less significant in comparison with compensation and benefits expenses. Expenses are recorded on the combined statements of operations, net of any expenses reimbursed by clients.

        Operating expenses were $220.6 million for the nine months ended September 30, 2013 and represented 86% of revenues, compared with $247.8 million in the nine months ended September 30, 2012 which represented 95% of revenues. Our income before income taxes of $38.1 million represented 15% of revenues for the nine months ended September 30, 2013. This result compared with income before income taxes of $9.9 million or 4% of revenues in the prior year period.

        Operating expenses were $347.8 million for the year ended December 31, 2012 and represented 90% of revenues, compared with $278.9 million of operating expenses in the year ended December 31, 2011 which represented 104% of revenues. Our income before income taxes of $37.7 million grew to 10% of revenues in the year ended December 31, 2012 as compared with a loss before income taxes of $4.9 million in the prior year period.

Compensation and Benefits Expenses

        Our compensation and benefits expenses are determined by management based on revenues earned, the competitiveness of the prevailing labor market and anticipated compensation requirements for our employees, the level of recruitment of new Managing Directors, the amount of compensation expenses amortized for equity awards and other relevant factors.

        Our compensation expenses consist of base salary and benefits, annual incentive compensation payable as cash bonus awards, including certain amounts subject to clawback and contingent upon a required period of service ("contingent cash awards") and amortization of equity-based compensation awards. Base salary and benefits are paid ratably throughout the year. Equity awards are amortized into compensation expenses on a graded basis (based upon the fair value of the award at the time of grant) during the service period over which the award vests, which is typically four to eight years. The awards are recorded within equity as they are expensed. Contingent cash awards are amortized into compensation expenses over the required service period, which is typically two to three years. Cash bonuses, which are accrued each quarter, are discretionary and dependent upon a number of factors including the performance of the Company and are generally paid during the first two months of each calendar year with respect to prior year performance.

        Due to our rapid expansion in the early years of our operations, the ratio of our compensation expenses to revenues has been higher than what we intend to target in the future. Newly hired bankers typically require a ramp up period before they and their client relationships begin to contribute meaningful revenues to the Company. As a result, our compensation ratio has been higher in prior periods of significant headcount growth. We have reduced our compensation ratio in recent periods primarily through the continued maturation of our advisory platform as the tenure of our senior bankers has increased. Based on these factors and an improving macroeconomic environment, we intend to target a compensation ratio of        %. However, if we identify opportunities to grow revenues through significant expansion or to position our Company during challenging market conditions for future growth, we may report a compensation ratio in excess of this target. We intend to compensate our personnel competitively in order to continue building our business and growing our firm.

        Our compensation expenses are primarily based upon revenues, prevailing labor market conditions and other factors that can fluctuate, including headcount, and as a result, our compensation expenses may fluctuate materially in any particular period. Accordingly, the amount of compensation expenses recognized in any particular period may not be consistent with prior periods or indicative of future periods.

  Nine Months Ended September 30, 2013 versus 2012

        For the first nine months of 2013, compensation-related expenses of $167.0 million represented 65% of revenues, down from 76% of revenues in the same period of the prior year. The decline in compensation expenses primarily relates to a lower discretionary bonus accrual during the nine months ended September 30, 2013 as compared with the same period in 2012, which is driven by a combination of the Company's performance, labor market conditions, the continued maturation of our platform and actions we took to improve the efficiency of our operations by rationalizing our headcount.

        Our fixed compensation costs, which are primarily the sum of base salaries and benefits and the amortization of previously issued equity and contingent cash awards, were $118.1 million and $119.1 million for the nine months ended September 30, 2013 and 2012, respectively. The aggregate amount of discretionary cash bonus expenses, which generally represents the excess amount of the total compensation amount over the amount of base compensation and amortization of equity and contingent cash awards, was $48.9 million and $76.9 million for the nine months ended September 30, 2013 and 2012, respectively.

  Year Ended December 31, 2012 versus 2011

        For the year ended December 31, 2012, compensation-related expenses of $274.9 million represented 71% of revenues, down from 75% in the prior year. A substantial portion of compensation expenses include discretionary bonuses, which are driven by a combination of Company performance and the competitiveness of the prevailing labor market.

        Our fixed compensation costs were $165.9 million and $141.6 million for the years ended December 31, 2012 and 2011, respectively. Our fixed compensation costs may vary from year to year based on such factors as changes to headcount, changes to the composition of headcount, prevailing market conditions which affect salary levels and changes in charges for the amortization of equity awards and other related matters. The aggregate amount of discretionary cash bonus expenses of $109.0 million and $58.8 million was recognized for the years ended December 31, 2012 and 2011, respectively.

Non-Compensation Expenses

        Our non-compensation expenses include the costs of professional fees, travel and related expenses, communication, technology and information services, occupancy, depreciation and other expenses. Reimbursed client expenses are netted against non-compensation expenses.

        Historically, our non-compensation expenses, particularly occupancy and travel costs associated with business development, have increased as we have grown our business and made strategic investments. Over the longer term, we may experience increased non-compensation expenses if we expand into new sectors, geographies and products to serve our clients' evolving needs.

  Nine Months Ended September 30, 2013 versus 2012

        Non-compensation expenses were $53.7 million in the nine months ended September 30, 2013, representing 21% of revenues, up from 20% in the same period of 2012. The increase in non-compensation expenses was primarily attributable to an increase in professional fees and travel and related expenses.

  Year Ended December 31, 2012 versus 2011

        Non-compensation expenses were $72.9 million in the year ended December 31, 2012, representing a 7% decrease from the $78.5 million of non-compensation expenses recorded in the year ended December 31, 2011. The decrease in non-compensation expenses was primarily attributable to a $5.0 million legal settlement related to a fairness opinion we rendered in connection with the sale of a company recorded in 2011. Excluding the legal settlement, a decrease in professional fees was partially offset by increases in occupancy and communication, technology and information services in 2012. Non-compensation expenses as a percentage of revenues were 19% in 2012, down from 29% (or 27% excluding the legal settlement) in 2011. The decline in the non-compensation ratio was primarily due to increased revenues.

Income (Loss) From Equity Method Investment

        On April 1, 2010, we entered into a joint venture in Australia (the "Australian JV"), investing a combination of cash and certain net assets in exchange for a 50% interest in the Australian JV. The remaining 50% of the Australian JV is owned by an Australian trust established by and for the benefit of Australian executives. The Australian JV's primary business is offering advisory services, much like the Company. The Australian JV also has an equity capital markets and research, sales and trading business covering Australian public equity securities.

  Nine Months Ended September 30, 2013 versus 2012

        Income (loss) from equity method investment, which relates to our share of gains and losses of the Australian JV, was income of $2.6 million and a loss of $2.1 million for the nine month periods ended September 30, 2013 and 2012, respectively. For the nine months ended September 30, 2013, the Australian JV generated $30.4 million of revenues and $25.2 million of expenses, resulting in net income of $5.2 million, of which we recognized our 50% share, or $2.6 million. For the nine months ended September 30, 2012, the Australian JV generated $21.0 million of revenues and $25.2 million of expenses, resulting in a net loss of $4.2 million, of which we recognized our 50% share, or a loss of $2.1 million. The Australian JV's revenues increased by 45% for the nine month period ended 2013 compared with 2012, due to more significant transactions closing in the first nine months of 2013. The Australian JV generally derives revenues from a varying number of engagements each period which may result in revenues that vary significantly from period to period.

  Year Ended December 31, 2012 versus 2011

        Income (loss) from equity method investment was a loss of $0.7 million and income of $5.7 million for the years ended December 31, 2012 and 2011, respectively. For the year ended December 31, 2012, the Australian JV generated $35.8 million of revenues and $37.1 million of expenses, resulting in a net loss of $1.3 million, of which we recognized our 50% share, or a $0.7 million loss. For the year ended December 31, 2011, the Australian JV generated $52.3 million of revenues and $40.9 million of expenses, resulting in net income of $11.5 million, of which we recognized our 50% share, or $5.7 million. The Australian JV's revenues decreased by 32% for the year ended 2012 compared with 2011 due to the earlier year including more significant transactions. The Australian JV's operating expenses decreased during the year ended December 31, 2012 when compared with 2011 primarily due to lower incentive compensation expenses as a result of lower revenues during the year.

Provision for Income Taxes

        The Company comprises entities that are organized as limited liability companies and limited partnerships. For federal income tax purposes, the Company is a pass-through entity. Accordingly, no federal income taxes are assessed at the Company level. Federal income tax law and regulations require partners to report their allocable share of the Company's taxable income or loss in their respective tax returns. Certain foreign, state and local tax authorities levy taxes on the Company based on its income. The Company's provision for income taxes is primarily related to New York City Unincorporated Business Tax ("UBT") attributable to the Company's operations allocated to New York City.

  Nine Months Ended September 30, 2013 versus 2012

        During the nine months ended September 30, 2013, the provision for income taxes was $1.8 million, which reflected an effective tax rate of 5% as compared with a provision for income taxes of $0.7 million and an effective tax rate of 7% for the nine months ended September 30, 2012.

  Year Ended December 31, 2012 versus 2011

        During the year ended December 31, 2012, the provision for income taxes was $2.5 million, which reflected an effective tax rate of 7% as compared with a provision for income taxes of $3.6 million on a net loss before taxes for the year ended December 31, 2011. The 2011 income tax provision included a valuation allowance of $4.4 million against the deferred tax assets attributable to certain foreign net operating losses. At December 31, 2011, we concluded that a full valuation allowance should be established with regard to the tax benefits associated with certain foreign net operating losses. At December 31, 2012, such valuation allowance increased to $5.1 million as a result of additional foreign net operating losses incurred in 2012.

Liquidity and Capital Resources

        We regularly monitor our liquidity position, including cash and cash equivalents, working capital assets and liabilities, any commitments and other liquidity requirements.

        Our current assets have historically comprised cash, short-term liquid investments and receivables related to fees earned from providing advisory services. Our current liabilities include accrued expenses, including accrued employee compensation. We pay a significant portion of incentive compensation during the first two months of each calendar year with respect to the prior year's results. We also distribute estimated partner tax payments in the first quarter of each year in respect of the prior year's operating results. Therefore, levels of cash generally have declined during the first quarter of each year after incentive compensation was paid to our employees and estimated tax payments were distributed to partners. Cash then gradually increased over the remainder of the year. We expect these practices to continue.

        We evaluate our cash needs on a regular basis in light of current market conditions. Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of September 30, 2013 and December 31, 2012, the Company had cash equivalents of $139.3 million and $158.0 million, respectively, invested in U.S. Treasury Bills, bank time deposits and government securities money market funds. Additionally, as of September 30, 2013 and December 31, 2012, the Company had cash of $21.5 million and $27.6 million, respectively, maintained in U.S. and non-U.S. bank accounts, of which some U.S. account balances exceeded the FDIC coverage limit of $250,000.

        In addition to cash and cash equivalents, we hold U.S. Treasury Bills and bank time deposits classified as investments on our statement of financial condition as they have original maturities of three months or more from the date of purchase. As of September 30, 2013 and December 31, 2012, the Company held $84.2 million and $139.1 million of these liquid investments, respectively.

        Our liquidity is highly dependent upon cash receipts from clients which are generally dependent upon the successful completion of transactions as well as the timing of receivable collections. M&A fees are generally collected within 60 days of billing, while restructuring fee collections may extend beyond 60 days, particularly those that involve bankruptcies with court ordered holdbacks. As of September 30, 2013 and December 31, 2012 accounts receivable were $34.4 million and $37.7 million, respectively, net of allowances of $0.6 million and $1.7 million, respectively.

        To provide for working capital and other general corporate purposes, we maintain a $25.0 million unsecured revolving credit facility that matures on June 30, 2015. Advances on the facility bear interest at the greater of a fixed rate of 3.50% per annum or at the Company's option of (i) LIBOR plus 1% or (ii) Prime minus 1.50%. As of September 30, 2013, the Company had no borrowings under the credit facility.

        As of September 30, 2013, the Company's available credit under this facility was $15.3 million as a result of the issuance of an aggregate amount of $9.7 million of various standby letters of credit, which were required in connection with certain office leases and other agreements. The Company incurs a 1% per annum fee on the outstanding balances of issued letters of credit.

        On July 25, 2013, a dividend distribution (in excess of the required tax distribution) of approximately $35.4 million was granted to unitholders of record as of the distribution date. Vested and unvested units held since April 1, 2013 were eligible to participate. The dividend distribution was recorded as net cash used in financing activities in the combined statements of cash flows.

        While we believe that cash generated from operations and our revolving credit facility will be sufficient to meet our operating needs and commitments, we may also adjust our expenses or consider a range of financing alternatives to meet future liquidity needs.

Regulatory Capital

        We actively monitor our regulatory capital base. Our principal subsidiaries are subject to regulatory requirements in their respective jurisdictions to ensure general financial soundness and liquidity. This requires, among other things, that we comply with certain minimum capital requirements, record-keeping, reporting procedures, experience and training requirements for employees and certain other requirements and procedures. These regulatory requirements may restrict the flow of funds to and from affiliates. See Notes 10 and 11 of the combined financial statements as of September 30, 2013 and December 31, 2012, respectively for further information. These regulations differ in the United States, United Kingdom, Hong Kong and other countries in which we operate a registered broker dealer. The license under which we operate in each such country is meant to be appropriate to conduct an advisory business. We believe that we provide each of our subsidiaries with sufficient capital and liquidity, consistent with their business and regulatory requirements.

Cash Flows

        Our operating cash flows are primarily influenced by the timing and receipt of advisory fees and the payment of operating expenses, including payments of incentive compensation to our Managing Directors and employees. M&A fees are generally collected within 60 days of billing, while restructuring fee collections may extend beyond 60 days, particularly those that involve bankruptcies with court ordered holdbacks. We distribute estimated partner taxes and pay a significant portion of incentive compensation during the first two months of each calendar year with respect to the prior year's results. A summary of our operating, investing and financing cash flows is as follows:

	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2013	2012	2012	2011
Cash Provided by (Used In)
Operating Activities:
Net income (loss)	$36,297	$9,144	$35,222	$(8,530)
Non-cash charges	37,549	38,560	50,115	26,277
Other operating activities	(79,621)	(9,518)	25,398	(37,651)

Total Operating Activities	(5,775)	38,186	110,735	(19,904)
Investing Activities	51,212	(61,290)	(113,122)	(31,224)
Financing Activities	(70,283)	72,168	67,284	(52,427)
Effect of exchange rate changes	75	627	494	293

Net increase (decrease) in cash	(24,771)	49,691	65,391	(103,262)
Beginning Cash	185,623	120,232	120,232	223,494

Ending Cash	$160,852	$169,923	$185,623	$120,232

  Nine Months Ended September 30, 2013

        Cash and cash equivalents were $160.9 million at September 30, 2013, a decrease of $24.8 million from $185.6 million of cash and cash equivalents at December 31, 2012. Operating activities resulted in a net outflow of $5.8 million primarily related to a decrease in compensation payable, partially offset by net income and non-cash equity compensation charges. Investing activities resulted in a net inflow of $51.2 million primarily attributable to net proceeds from sales of investments of U.S. Treasury Bills and bank time deposits. Financing activities resulted in a net outflow of $70.3 million primarily related to tax and dividend distributions to partners.

  Nine Months Ended September 30, 2012

        Cash and cash equivalents were $169.9 million at September 30, 2012, an increase of $49.7 million from $120.2 million at December 31, 2011. Operating activities resulted in a net inflow of $38.2 million primarily related to non-cash equity compensation charges and net income. Investing activities resulted in a net cash outflow of $61.3 million, primarily attributable to net purchases of investments of U.S. Treasury Bills and bank time deposits. Financing activities resulted in a net cash inflow of $72.2 million, primarily attributable to a cash investment made by our Japan alliance partner, SMBC, in Old Holdings, which was partially offset by tax distributions to partners.

  Year Ended December 31, 2012

        Cash and cash equivalents were $185.6 million at December 31, 2012, an increase of $65.4 million from $120.2 million at December 31, 2011. Operating activities resulted in a net inflow of $110.7 million primarily related to an increase in compensation payable, non-cash equity compensation charges and net income. Investing activities resulted in a net outflow of $113.1 million primarily attributable to net purchases of investments of U.S. Treasury Bills and bank time deposits. Financing activities resulted in a net cash inflow of $67.3 million, primarily attributable to a cash investment made by our Japan alliance partner, SMBC, in Old Holdings, which was partially offset by tax distributions to partners.

  Year Ended December 31, 2011

        Cash and cash equivalents were $120.2 million at December 31, 2011, a decrease of $103.3 million from $223.5 million at December 31, 2010. Operating activities resulted in a net cash outflow of $19.9 million primarily related to a decrease in compensation payable and a net loss for the year, partially offset by non-cash equity compensation charges. Investing activities resulted in a net cash outflow of $31.2 million primarily attributable to net purchases of investments of U.S. Treasury Bills. Financing activities resulted in a net cash outflow of $52.4 million primarily related to tax distributions to partners.

Contractual Obligations

        The following table sets forth information relating to our contractual obligations as of December 31, 2012:

	Payment Due by Period
($ in thousands)	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
Operating Leases	$79,863	$12,274	$20,372	$17,759	$29,458

Total	$79,863	$12,274	$20,372	$17,759	$29,458

        In connection with the Company's Australian JV, the Company granted a put option to the Australian trust in April 2010 enabling the principal executive to sell his shares held in the Australian JV back to the Company at fair value upon certain defined exit events. The put option cannot be exercised prior to March 2015, except in the event of death or disability of the principal executive. If the put option is exercised, the Company will be required to pay 50% of the purchase price immediately and the remaining balance within 18 months (in cash or listed stock). In addition, since April 2010, the Company has held a call option, exercisable upon the occurrence of certain defined events, to purchase the shares from the Australian trust at fair value with the same payment terms as called for under the put option, described above.

Off-Balance Sheet Arrangements

        We do not invest in any off-balance sheet vehicles that provide liquidity, capital resources, market or credit risk support, or engage in any leasing activities that expose us to any liability that is not reflected in our combined financial statements.

Market Risk and Credit Risk

        Our cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. We invest most of our cash in U.S. Treasury Bills, bank time deposits and government securities money market funds. Cash is maintained in U.S. and non-U.S. bank accounts. Some U.S. account balances exceed the FDIC coverage limit.

        We regularly review our accounts receivable and allowance by considering factors such as historical experience, credit quality, age of the accounts receivable and recoverable expense balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company. We maintain an allowance for doubtful accounts that, in our opinion, provides for an adequate reserve to cover losses that may be incurred.

        The Company is exposed to the risk that the exchange rate of the U.S. dollar relative to other currencies may have an adverse effect on the reported value of the Company's non-U.S. dollar denominated or based assets and liabilities. In addition, the reported amounts of our advisory revenues may be affected by movements in the rate of exchange between the pound sterling and the euro and the U.S. dollar, in which our financial statements are denominated.

Critical Accounting Policies

        We believe that the critical accounting policies included below represent those that are most important to the presentation of our financial condition and results of operations and require management's most difficult, subjective and complex judgment.

        The preparation of combined financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period for which they are determined to be necessary.

        In addition to the revenues, expenses, assets and liabilities that are specifically identifiable to the Company, certain expenses have been allocated from Old Holdings based on the most relevant measure, which is typically determined to be headcount. Management believes that the assumptions and allocations underlying the combined financial statements are reasonable and appropriate. However, the combined financial statements are not necessarily representative of the financial statements had the Company operated independent of Old Holdings for the historical periods presented.

        All intercompany balances and transactions within the Company have been eliminated.

Revenue and Expense Recognition

        The Company recognizes revenues from providing advisory services when earned. Upfront fees and retainers are recognized over the estimated period during which the related services are to be performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Deferred revenues are recorded for fees received that have not yet been earned. Expenses are recorded on the combined financial statements, net of client reimbursements.

Accounts Receivable and Allowance for Doubtful Accounts

        The accompanying combined statements of financial condition present accounts receivable balances net of allowance for doubtful accounts based on the Company's assessment of the collectability of customer accounts.

        The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover losses that may be incurred. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable and recoverable expense balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company.

Equity-based Compensation

        The Company recognizes the cost of employee services received in exchange for an equity instrument award. The cost is based on the fair value at the time of grant, amortized over the service period required by the award's vesting terms. The measurement of the fair value at the time of grant requires the Company to make estimates about its future operating results and the appropriate risk-adjusted discount rates. The methods used to estimate the fair value of equity-based compensation generally include the market approach and the income approach, each of which involves a significant degree of judgment. Under the market approach, fair value is determined with reference to observable valuation measures for comparable companies (e.g., multiplying a key performance metric of the comparable company by a relevant valuation multiple—adjusted for differences between the Company and the referenced comparable). Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current expectations about those future amounts. These estimates could change in the future and have a material impact on the estimate of the fair value. The Company recognizes such amounts in compensation and benefits expenses on the accompanying combined statements of operations and as an increase to parent company equity on the accompanying combined statements of financial condition and in the accompanying combined statements of changes in parent company equity.

Deferred Compensation

        Deferred compensation costs represent arrangements with certain employees in which cash payments are subject to a required period of service subsequent to payment by the Company. These amounts are charged to expense during the period in which the employee is required to provide services in order for the cash payments to vest.

Investment in Joint Venture

        The Company accounts for its investment in the Australian JV under the equity method of accounting as the Company does not control the entity, but jointly controls the Australian JV with the Australian trust. The Company reflects its investment in the Australian JV on the accompanying combined statements of financial condition. The investment reflects the Company's share of contributions made to, distributions received from, and the equity earnings and losses of, the Australian JV. The Company reflects its share of gains and losses of the Australian JV in income (loss) from investment in joint venture in the combined statements of operations.

Income Taxes

        The Company's operating results are included in Old Holdings' U.S. federal and state income tax returns, as well as the tax filings for non-U.S. jurisdictions in which the Company operates. For purposes of the Company's combined financial statements, income tax expense and deferred tax balances have been calculated as if the Company completed its tax returns on a stand-alone basis separate from Old Holdings ("Separate Return Method"). The Separate Return Method applies the accounting guidance for income taxes to the combined financial statements as if the Company was a separate taxpayer and a stand-alone enterprise from Old Holdings for the periods presented.

        The Company comprises entities that are organized as limited liability companies and limited partnerships. For federal income tax purposes, the Company is a pass-through entity. Accordingly, no federal income taxes are assessed at the Company level. Federal income tax law and regulations require the partners to report their allocable share of the Company's taxable income or loss in their respective tax returns. Certain foreign, state and local tax authorities levy taxes on the Company based on its income.

        The Company will continue to review the conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes, such change in estimate will be recorded in the period in which such determination is made. The Company reports tax-related interest and penalties, if applicable, as a component of income tax expense. For the nine months ended September 30, 2013 and the year ended December 31, 2012, no such amounts were recognized.

Recent Accounting Developments

        For a discussion of recently issued accounting developments and their impact or potential impact on our combined financial statements, see Note 3—Recent Accounting Pronouncements, of the combined financial statements included in this prospectus.

BUSINESS

Moelis & Company

        Moelis & Company is a leading global independent investment bank that provides innovative strategic and financial advice to a diverse client base, including corporations, governments and financial sponsors. We assist our clients in achieving their strategic goals by offering comprehensive, globally integrated financial advisory services across all major industry sectors. Our team of experienced professionals advises clients on their most critical decisions, including M&A, recapitalizations and restructurings and other corporate finance matters.

        Since our inception, we have been the fastest growing global independent investment bank as measured by revenues and market share gains. We have grown by hiring high-caliber professionals, expanding the scope and geographic reach of our advisory services, developing new client relationships and cultivating our professionals through training and mentoring. Today we serve our clients with over 300 advisory professionals, including 86 Managing Directors, based in 14 offices around the world. We have advised on over $1 trillion of transactions, including three of the ten largest announced global mergers and acquisitions and four of the ten largest announced global recapitalizations and restructurings in 2013.

        Moelis & Company was founded in 2007 by veteran investment bankers to create a global independent investment bank that offers multi-disciplinary solutions and exceptional transaction execution combined with the highest standard of confidentiality and discretion. We create lasting client relationships by providing focused innovative advice through a highly collaborative and global approach not limited to specific products or access to particular regions. Our compensation structure, which is different from that of many of our competitors who have commission-based pay models, is discretionary and fosters our holistic approach to clients by rewarding our employees for quality of advice, client impact and internal collaboration.

        We have demonstrated strong financial performance since our inception, growing both revenue and earnings during the global financial crisis when M&A activity declined significantly. Our revenue grew from $65 million in 2008 (our first full year of operations) to $386 million in 2012, representing a compound annual growth rate of 56%. During this period of rapid growth, we have been focused on profitability and grew our pre-tax income from negative levels in 2008 to $38 million in 2012.

        We have won numerous awards for our client focus and innovation, including "Most Innovative Independent Investment Bank" by The Banker in 2010, 2011 and 2013 and "Best Global Independent Investment Bank" by Euromoney Magazine in 2010 and have advised our clients on many noteworthy assignments, including the following transactions.

Our Market Opportunity

        We believe that we will continue to grow revenues and gain market share as a result of being well positioned to benefit from the following market forces:

  Growing Demand for Independent Advice:    During the past decade, the demand for independent advice has increased dramatically. From 2003 through 2013, global independent investment banks increased their share of the M&A fee pool by 56%. In addition, in 2013, 80% of the top 10 announced M&A deals and 75% of the top 20 announced M&A deals included independent advisors. We believe the shift toward independent advice has been driven largely by the actual or perceived conflicts at the large financial conglomerates where sizable sales and trading, underwriting, lending and proprietary investing businesses coexist with an advisory business that comprises only a small portion of revenues and profits. We expect the momentum of the independent firms to continue as clients seek uncompromised confidential advice free of conflicts. We believe we are differentiated amongst the independent investment banks in our ability to deliver this advice given our global reach and product and industry depth.

  Ongoing Dislocation at Large Financial Conglomerates:    We intend to continue to take advantage of growth opportunities arising from the ongoing dislocation at large financial conglomerates. These firms face increasing regulation and the pressure of managing large disparate business divisions, leading to confidentiality challenges, higher operating costs, compensation limitations and increased capital constraints, all of which we believe adversely affect their ability to serve clients and compete for talented professionals. As these firms continue to struggle with these issues, we see tremendous opportunities to enhance our industry coverage, expand our geographic reach and add new advisory expertise.

  Upturn in Mergers & Acquisitions Activity:    While announced M&A volume has been relatively restrained since the global financial crisis, we believe a stronger M&A environment should return based on a stabilizing global macroeconomic environment, strong corporate balance sheets, attractive financing markets, a trend toward global consolidation and increased financial sponsor activity. We expect a more robust M&A environment to increase deal flow and enhance our growth. In addition, the recovery in Europe since the global financial crisis has lagged that of the U.S. We have made substantial investments in Europe, with over 60 professionals in the region, while some of our competitors have scaled down their operations in Europe, and we expect to be well positioned when the European M&A market rebounds.

  Continued Activity in Recapitalization and Restructuring Market:    We believe that, given the amount of leverage (including floating rate instruments) that companies have issued in recent years, a steady recapitalization and restructuring market will continue to exist if interest rates rise or credit markets become more difficult to access, even with an improving macroeconomic environment and an upturn in M&A activity. Both 2012 and 2013 represented record years of leveraged finance issuance in the U.S., as companies took advantage of historically low borrowing costs to leverage their capital structures. We are well positioned to assist companies with our strong recapitalization and restructuring capabilities and our holistic approach, which combines sector expertise with advisory services, to provide solutions to clients in both robust and challenging economic environments.

Our Key Competitive Strengths

        With 14 offices located around the world, capabilities in all major industries and deep advisory expertise, we believe we are well positioned to take advantage of the strong market opportunity for independent investment banks. Furthermore, we believe our business is differentiated from that of our competitors in the following respects:

  Globally Integrated Firm with Innovative Advisory Solutions:    We provide the high-touch and conflict free benefits of an independent investment bank with the global reach, sector depth and product expertise more commonly found at larger financial institutions. With 14 offices located in the United States, Europe, the Middle East, Asia and Australia, we combine local and regional expertise with international market knowledge to provide our clients with differentiated information flow and superior cross-border capabilities. We harness the deep industry expertise and broad corporate finance experience of our 86 global Managing Directors, which include 52 former sector and product heads from major investment banks. We reinforce our model with a discretionary compensation structure that encourages a high degree of collaboration and our "One Firm" mentality.

  Pure Advisory Focus with Strong Intellectual Capital:    We primarily focus on advising clients, unlike most of our major competitors who derive a large percentage of their revenues from lending, trading and underwriting securities. This independence allows us to offer advice free from the actual or perceived conflicts associated with lending to clients or trading in their securities. In addition, our focus on advisory services frees us from the pressure of cross-selling products, which we believe can distract from the dialogue with clients around their long-term strategy, compromising the advice. We provide intellectual capital based on our judgment, expertise and relationships combined with intense senior level attention to all transactions. The business of delivering intellectual capital allows us to operate a low risk and capital light model with attractive profit margins. We are not exposed to the financial risk and regulatory requirements that arise from, or the capital investments required in, balance sheet lending and trading activities.

  Fastest Growing Independent Investment Bank:    We have achieved exceptional growth relative to our peer global independent investment banks as measured by revenues and market share gains. Our revenues have grown at a compound annual growth rate of 56% from 2008 to 2012 despite global completed M&A volume declining 49% from the peak levels of 2007. We took advantage of the dislocation in the financial services industry following the recent global financial crisis, capitalizing on the unique opportunity to hire Managing Directors who have on average 20 years of investment banking experience. We believe the quality and scale of our global franchise would be a challenge to replicate today.

  Strong Financial Discipline:    We have remained financially disciplined with an intense focus on managing growth in a profitable manner, as demonstrated by the $38 million of pre-tax net income achieved in our fifth full year of operations. We hired aggressively during the global financial crisis to take advantage of the dislocation among our competitors and recently have taken a more measured approach to hiring as the markets and compensation levels have stabilized. We incentivize our bankers as owners by awarding equity compensation in order to align the interests of our employees and equityholders, and our employees currently own approximately 80% of our Company. Additionally, we have focused on entering new regions and sectors through creative and cost efficient strategies. We intend to maintain our financial discipline as we continue to grow our revenues, expand into new markets and increase our areas of expertise.

  Significant Organic Growth Opportunities:    We have made significant investments in our intellectual capital with the hiring of 43 Managing Directors and promotion of 17 internal professionals to Managing Director since 2010. In addition, we have invested time and resources in our recruiting and training programs. We established a meaningful presence at the top undergraduate programs in our first year of operations, which has resulted in the hiring of over 200 analysts from campus since our inception. We are poised to continue realizing meaningful organic growth from these investments. We have achieved critical size in key industry sectors and regions around the globe, as well as recognition for advising on innovative transactions, which have enhanced our brand globally. We are positioned to continue to grow revenues as a result of increased individual productivity as our investments in people mature and as we continue to leverage our global platform through enhanced connectivity, idea generation and expanded brand recognition.

  High Standard of Confidentiality and Discretion:    Due to the highly sensitive nature of M&A discussions where confidentiality is of paramount importance to clients, the M&A business is most effectively operated on a "need to know" basis. We believe that large financial conglomerates with multiple divisions, "Chinese Walls" and layers of management have a significantly greater number of employees who have access to sensitive client information, which can increase the risk of confidential information leaking. Such leaks can materially impair the viability of transactions and other strategic decisions. We have established a high standard of confidentiality and discretion, as well as instituted procedures designed to protect our clients and minimize the risk of sensitive information leaking to the market. We believe that clients are increasingly focused on such discretion and that our high standard of confidentiality is an important differentiating factor in our client relationships.

  Diversified Advisory Platform:    Our business is highly diversified across sectors, types of advisory services and clients. Our leading market share in recapitalization and restructuring provides a countercyclical balance to our M&A advisory revenues, and the associated recurring retainer fees help moderate volatility in our revenues. We focus on a wide range of clients from large public multinational corporations to middle market private companies to individual entrepreneurs. We believe we differentiate ourselves by delivering the full resources of our firm and the highest level of senior attention to every client, regardless of size or situation. In addition, we have no meaningful client concentration, with our top 10 transactions representing only 22% of our revenues in 2012. Our holistic "One Firm" approach also reduces dependence on any one product or banker and allows us to leverage our intellectual capital across the firm as necessary to offer multiple solutions to our clients, increase our client penetration and adapt to changing circumstances.

  Partnership Culture:    We believe that our momentum and commitment to excellence have created an environment that attracts and retains the best talent in the investment banking industry. Our people are our most valuable asset and our goal is to attract, retain and develop the best and brightest talent in our industry across all levels. We strive to foster a collaborative environment, and we seek individuals who are passionate about our business and are a fit with our culture. We have established a compensation philosophy that reinforces our long-term vision and values by rewarding collaboration, client impact and lasting relationships and encourages employees to put the interests of our clients and our Company first. Above all, the "Moelis Standard" nurtures a culture of partnership, passion, optimism and hard work, which inspires the highest level of quality and integrity in every interaction with our clients and each other.

Why We Are Going Public

        We believe that becoming a public company is important to the evolution of our business and will allow us:

  •
  to expand our business, including through the improved ability to attract, hire and retain talented advisory professionals by utilizing a publicly traded security;

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  to enhance our ownership culture through increased equity-based compensation for our employees;

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  to establish a process for existing owners to realize the value of their equity over time while maintaining our independence; and

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  to strengthen our brand and position as a leading global independent advisor.

Our Growth Strategy

        Our growth strategy is to continue to take advantage of attractive market opportunities to enhance our leadership position as a global independent investment bank, advising our clients on important mergers and acquisitions, recapitalization and restructuring transactions and other strategic matters. We seek to achieve these objectives through the following two primary strategies:

  Deepen and Expand our Client Relationships:    We seek to continue to deepen and expand our client relationships, which are the foundation of our business. We are tireless in our pursuit of offering the highest quality integrated advice and most innovative solutions that lead to the long-term success of our clients. We believe this approach has enhanced our reputation as a trusted advisor to our clients, and we intend to leverage this approach further as we increase our touch points with our clients and develop new client relationships.

  Broaden our Areas of Expertise Based on Client Needs:    We intend to pursue further industry and geographic expansion and introduce new product expertise based on client needs. In addition to hiring high quality professionals who will expand our market share, we will seek to grow through increasing the tenure of our Managing Directors, investing in and training our next generation of Managing Directors and continuing to hire analysts and associates from leading undergraduate and graduate programs. We believe that developing talent internally creates a more sustainable franchise and reinforces the culture of our firm.

Our Advisory Offering

        We offer holistic advisory solutions to clients by integrating our bankers' deep industry knowledge and broad corporate finance experience with our global capabilities. With 14 offices located in the United States, Europe, the Middle East, Asia and Australia, we combine local and regional expertise with international market knowledge to provide differentiated information flow and extensive cross-border capabilities. Since our founding, we have rapidly scaled our global platform, as we believe clients value our ability to be relevant in their local market as well as to provide valuable global insights.

        We combine our global capabilities with expertise in all major industries including Consumer, Retail & Restaurants; Financial Institutions; Financial Sponsors; General Industrials; Healthcare; Natural Resources; Real Estate, Gaming, Lodging & Leisure and Technology, Media & Telecommunications. We collaborate globally to bring our deep industry knowledge to the local markets where our clients operate.

        We focus on a wide range of clients from large public multinational corporations to middle market private companies to individual entrepreneurs. We believe we differentiate ourselves by delivering the full resources of our firm and the highest level of senior attention to every client, regardless of size or situation. We advise our clients through all phases of the business cycle. Our leading market share in recapitalization and restructuring provides a countercyclical balance to our M&A advisory revenue, and therefore a more balanced revenue base.

        When we advise clients on selling a company, a business or a portfolio of assets, we bring strong sell-side capabilities and a history of achieving superior value for clients. In circumstances where our clients need sell-side expertise, our services may include:

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  advising on the appropriate sale process for a situation and exploring value maximization strategies;

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  developing positioning and preparing key documentation for potential buyers;

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  identifying potential buyers, contacting their senior decision makers and managing all communications with potential buyers;

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  evaluating bids and advising on transaction terms such as structuring, valuation and timing;

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  negotiating and facilitating the execution of transactions; and

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  assessing the financial terms of our client's transaction by providing a fairness opinion when requested.

        When we advise clients on the potential acquisition of a company or of certain assets, our services may include:

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  identifying and assessing potential targets and providing valuation analyses;

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  contacting senior decision makers at the potential target;

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  advising on transaction structuring, valuation and timing;

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  analyzing and advising on potential financings;

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  negotiating and facilitating the execution of transactions; and

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  assessing the financial terms of our client's transaction by providing a fairness opinion when requested.

        Moelis & Company has substantial expertise in guiding special committees of boards of directors to evaluate strategies and negotiate proposals by leveraging decades of transaction experience. We execute a rigorous process to help special committees synthesize alternatives and develop an appropriate course of action. In addition, we bring a strong understanding of key deal points and the interplay between deal terms, value and the various stakeholders involved.

        For our clients in financial distress, we partner senior recapitalization and restructuring professionals with our industry, M&A and capital markets experts to provide holistic advice. We believe this integrated approach differentiates us from competitors who include only the recapitalization and restructuring experts on recapitalization and restructuring assignments. We advise both companies and creditors, utilizing our strong relationship network to access capital, identify potential partners and drive support for our transactions. Since our inception, approximately 65% of our recapitalization and restructuring engagements have been on the company or debtor side of a transaction. We understand that during times of financial distress, having a true partner as an advisor is of critical importance, and our partnership and collaboration with our clients during these times has helped us develop long-lasting company relationships. In addition, our deep relationships throughout the creditor and recapitalization and restructuring communities provide multiple creditor side origination opportunities and allow us to develop a comprehensive perspective from all constituents. We understand that in distressed situations, many creditors become temporary equityholders of businesses and we help these clients realize value which leads to further M&A activity for us. When advising on a distressed situation, our services may include:

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  identifying and assessing the financial condition and operations of a company;

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  analyzing the optimal capital structure and debt capacity of a company, as well as raising capital if needed;

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  developing comprehensive recapitalization, restructuring and reorganization plans;

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  evaluating and executing out-of-court balance sheet management initiatives, including exchange offers, amendments and maturity extensions;

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  if appropriate, advising clients through the court administered approval process;

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  advising companies as well as acquirors on the ultimate structuring of a potential sale or purchase; and

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  negotiating with other parties impacted by the plan of reorganization.

        As part of our holistic approach to client service, we have substantial experience in advising clients on complex risk exposures. Our team, which includes two former global heads of structuring groups, consists of experts in structured products, securitization, derivatives and risk management who are highly qualified to value complex assets and advise on repositioning and divesting underperforming portfolios. These capabilities have been particularly relevant to our financial institutions clients since the global financial crisis. When advising clients on complex risk matters, our services may include:

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  evaluating balance sheets, portfolios and large complex transactions to identify key risks;

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  providing valuation and scenario-based stress loss estimates utilizing proprietary analytics;

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  advising on and conducting the appropriate sale process for underperforming or non-core assets;

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  providing independent assessment of risk management;

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  implementing optimal risk mitigation strategies; and

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  advising on litigation matters involving complex portfolios and transactions.

        We advise clients on capital markets matters, providing comprehensive capital structure advice and developing financing solutions tailored to the specific needs of issuers. Our independence and objectivity, coupled with our direct and long-standing institutional buy-side relationships, inform our market views and enhance the likelihood of a successful transaction. We advise clients on all aspects of public and private debt and equity transactions, and our services may include:

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  identifying and evaluating potential capital structure strategies and solutions;

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  assessing a company's optimal capitalization and sources of incremental capital;

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  structuring and arranging public and private debt and equity offerings; and

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  aiding management in communicating with current and potential investors.

        We provide a broad range of other financial advisory services tailored to the specific circumstances and needs of our clients. For example, we act as defense advisor to boards of directors responding to unsolicited proposals, we act as expert witness for clients in major litigation and we assist private clients and governments in negotiations of significant commercial matters.

        We seek to generate repeat business from our clients by becoming long-term partners with them as opposed to being solely transaction focused. We are also committed to developing new client relationships and maintain an active dialogue with a large number of potential clients, as well as with their financial and legal advisors, on an ongoing basis. We have gained a significant number of new clients each year as demonstrated by the number of fee-paying clients growing from 182 in 2011 to 236 in 2012. We continue to penetrate new relationships through our business development initiatives, growing our senior team with professionals who bring additional client relationships and through introductions from our strong network of relationships with senior executives, board members, attorneys and other third parties.

Our People

        We believe that our people are our most valuable asset. Our goal is to attract, retain and develop the best and brightest talent in our industry across all levels. We strive to foster a collaborative environment, and we seek individuals who are passionate about our business and fit our culture. We believe we have instituted a differentiated compensation structure with these goals in mind. Our Managing Directors are compensated based on the quality of advice and execution provided to a client, which is predicated on delivering our full suite of advisory services through a high degree of collaboration across different industries, products and regions. This collaborative approach is demonstrated by the fact that on almost all of our transactions, at least two Managing Directors support the client. Unlike many of our competitors, we do not compensate on a commission-based pay model and do not manage our business based on industry, product or regional silos. Instead, we reinforce our long-term vision and values by rewarding for client impact and lasting relationships. We believe our compensation structure for junior bankers is differentiated by having a system of meritocracy whereby bankers are rewarded for top performance.

        We recruit our junior bankers from the world's leading undergraduate and graduate programs. Since our inception we have had a dedicated campus recruiting effort through which we have hired over 200 analysts from these undergraduate programs. We devote significant time and resources to training and mentoring our employees and have implemented a generalist program in which our junior professionals receive significant transaction experience across a wide range of products and industries. We believe this exposure enhances the investment banking experience and allows our junior professionals to develop and refine their proficiency in a broad variety of corporate finance matters at an early stage in their career. We are committed to talent retention and our goal is to develop our brightest and most ambitious junior professionals into successful Managing Directors. To this end, we have promoted 17 internal professionals to Managing Director since 2010.

        The "Moelis Standard" defines our core values and guides our employees in every interaction with our clients and each other. Our year-end evaluation process measures both performance and alignment with the "Moelis Standard," ensuring that we continue to integrate our expertise to meaningfully enhance the quality of our advice and strengthen our client relationships.

Our Australian Joint Venture

        On August 18, 2009, we opened our sixth global office in Sydney to provide investment banking services in Australia and expand our coverage of the Asia-Pacific region. Following the establishment of this office and the hiring of what we believe is a strong executive team, we entered into a joint venture with this team. Our Australian JV has been responsible for providing our investment banking services in this region since April 1, 2010. Our Australian JV's primary business is offering advisory services. In addition, it has an equity capital markets and research, sales and trading business covering Australian public equity securities.

        We and the Australian executives each contributed approximately $4.5 million on April 1, 2010 for a 50% economic interest in the Australian JV. Under the JV terms, we are prohibited from conducting investment banking services in Australia outside of the Australian JV, while the Australian executives are prohibited from conducting investment banking services outside of Australia with limited exceptions. As of December 31, 2013, the JV employed 40 investment banking professionals, including 25 advisory professionals.

        An executive committee comprising the key Australian executives manages the day to day operations of the Australian JV. A board of directors, comprising two senior executives appointed by us and two Australian executives, oversees major business decisions including the annual budget, trading limits, equity issuances, distributions, creation of any board committees, formation and dissolution of subsidiaries and disposals/acquisitions, financial indebtedness and unbudgeted expenses over a certain threshold. A sub-committee of the board of directors, comprising one senior executive appointed by us and one Australian executive, makes certain key business decisions including terms and conditions of capital contributions, revenue sharing and resource allocation on cross-border transactions and compensation.

        The Australian JV will continue until terminated by the mutual agreement of the parties. In the event of the departure of the key senior Australian executive, unless we agree to the remaining Australian executives' proposal for revised Australian JV terms, a call/put option arrangement is triggered. Under this arrangement, we have a right to acquire the Australian executives' interests in the Australian JV and, depending on the terms of the departure, the Australian executives have the right to require us to purchase their interests, in each case for the fair market value (calculated assuming the goodwill attaching to the Moelis & Company brand belongs to us and not the Australian JV).

Our Strategic Alliance with Sumitomo Mitsui Banking Corporation and its subsidiary, SMBC Nikko Securities Inc.

        On January 1, 2012, we entered into a strategic alliance with SMBC and Nikko to provide advisory services to Japanese companies in regions where our firms conduct business, and on February 17, 2012, SMBC invested approximately $93 million in our Company. The alliance has provided us and our clients with access to the Japanese market as well as provided us with opportunities to advise Japanese clients. Established in 1876 as Mitsui Bank, SMBC is the second largest bank in Japan based on market capitalization. Nikko is one of the five major securities companies in Japan. Our strategic alliance agreement has an initial term of three years with an automatic one-year renewal, unless written notice is provided at least six months prior to the end of the term by any party.

Competition

        The financial services industry is intensely competitive, and we expect it to remain so. Our competitors are other investment banking and financial advisory firms. We compete on both a global and a regional basis, and on the basis of a number of factors, including depth of client relationships, industry knowledge, transaction execution skills, our range of products and services, innovation, reputation and price.

        We believe our primary competitors in securing advisory engagements include the investment banking businesses of Bank of America Corporation, Citigroup Inc., Credit Suisse Group AG, The Goldman Sachs Group, Inc., JPMorgan Chase & Co., Morgan Stanley and other large investment banking firms as well as independent investment banking firms such as Evercore Partners Inc., Greenhill & Co., Inc., Houlihan Lokey, Inc., Lazard Ltd and NM Rothschild & Sons Limited.

        We compete to attract and retain qualified employees. Our ability to continue to compete effectively in our business will depend upon our ability to attract new employees and retain and motivate our existing employees.

        In past years there has been substantial consolidation and convergence in the financial services industry. In particular, a number of large commercial banks and other broad-based financial services firms have established or acquired broker-dealers or have merged with other financial institutions. Many of these firms have the ability to offer a wider range of products, from loans, deposit-taking and insurance to brokerage, asset management and investment banking services, which may enhance their competitive position. They also have the ability to support investment banking and securities products with commercial lending and other financial services revenues in an effort to gain market share, which could result in pricing pressure in our business or loss of opportunities for us. In addition, we may be at a competitive disadvantage with regard to certain of our competitors who are able to, and regularly do, provide financing or market making services that are often instrumental in effecting transactions. The trends toward consolidation and convergence have significantly increased the capital base and geographic reach of our competitors as well as the potential for actual or perceived conflicts of these firms.

Regulation

        Our business, as well as the financial services industry generally, is subject to extensive regulation in the U.S. and across the globe. As a matter of public policy, regulatory bodies in the U.S. and the rest of the world are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of customers participating in those markets, not with protecting the interests of our stockholders or creditors. In the U.S., the SEC is the federal agency responsible for the administration of the federal securities laws. Moelis & Company LLC, our wholly-owned subsidiary through which we conduct our financial advisory business in the U.S., is registered as a broker-dealer with the SEC. Moelis & Company LLC is subject to regulation and oversight by the SEC. In addition, FINRA, a self-regulatory organization that is subject to oversight by the SEC, adopts and enforces rules governing the conduct, and examines the activities, of its member firms, including Moelis & Company LLC. State securities regulators also have regulatory or oversight authority over Moelis & Company LLC.

        Broker-dealers are subject to regulations that cover all aspects of the securities business, including capital structure, record-keeping and the conduct and qualifications of directors, officers and employees. In particular, as a registered broker-dealer and member of a self-regulatory organization, we are subject to the SEC's uniform net capital rule, Rule 15c3-1. Rule 15c3-1 specifies the minimum level of net capital a broker-dealer must maintain and also requires that a significant part of a broker-dealer's assets be kept in relatively liquid form. The SEC and various self-regulatory organizations impose rules that require notification when net capital falls below certain predefined criteria, limit the ratio of subordinated debt to equity in the regulatory capital composition of a broker-dealer and constrain the ability of a broker-dealer to expand its business under certain circumstances. Additionally, the SEC's uniform net capital rule imposes certain requirements that may have the effect of prohibiting a broker-dealer from distributing or withdrawing capital and requiring prior notice to the SEC for certain withdrawals of capital.

        In addition to the regulation we are subject to in the United States, we are also subject to regulation internationally by the Financial Conduct Authority in the United Kingdom, the Securities and Futures Commission in Hong Kong, the Australian Securities and Investments Commission and the Dubai Financial Services Authority.

        Certain parts of our business are subject to compliance with laws and regulations of U.S. federal and state governments, non-U.S. governments, their respective agencies and/or various self-regulatory organizations or exchanges relating to, among other things, the privacy of client information, and any failure to comply with these regulations could expose us to liability and/or reputational damage.

        The U.S. and non-U.S. government agencies and self-regulatory organizations, as well as state securities commissions in the United States, are empowered to conduct periodic examinations and initiate administrative proceedings that can result in censure, fines, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or its directors, officers or employees.

        Federal anti-money-laundering laws make it a criminal offense to own or operate a money transmitting business without the appropriate state licenses, which we maintain, and registration with the U.S. Department of the Treasury's Financial Crimes Enforcement Network (FinCEN). In addition, the USA PATRIOT Act of 2001 and the Treasury Department's implementing federal regulations require us, as a "financial institution," to establish and maintain an anti-money-laundering program.

        In connection with its administration and enforcement of economic and trade sanctions based on U.S. foreign policy and national security goals, the Treasury Department's Office of Foreign Assets Control, or OFAC, publishes a list of individuals and companies owned or controlled by, or acting for or on behalf of, targeted countries. It also lists individuals, groups and entities, such as terrorists and narcotics traffickers, designated under programs that are not country-specific. Collectively, such individuals and companies are called "Specially Designated Nationals," or SDNs. Assets of SDNs are blocked and we are generally prohibited from dealing with them. In addition, OFAC administers a number of comprehensive sanctions and embargoes that target certain countries, governments and geographic regions. We are generally prohibited from engaging in transactions involving any country, region or government that is subject to such comprehensive sanctions.

        The Foreign Corrupt Practices Act (the "FCPA"), and the UK 2010 Bribery Act (the "UK Bribery Act"), prohibit the payment of bribes to foreign government officials and political figures. The FCPA has a broad reach, covering all U.S. companies and citizens doing business abroad, among others, and defining a foreign official to include not only those holding public office but also local citizens acting in an official capacity for or on behalf of foreign government-run or -owned organizations or public international organizations. The FCPA also requires maintenance of appropriate books and records and maintenance of adequate internal controls to prevent and detect possible FCPA violations. Similarly, the UK Bribery Act prohibits us from bribing, being bribed or making other prohibited payments to government officials or other persons to obtain or retain business or gain some other business advantage.

Facilities

        Our principal executive offices are located in leased office space at 399 Park Avenue, 5th Floor, New York, New York 10022. We lease the space for our offices in Beijing, Boston, Chicago, Dubai, Frankfurt, Hong Kong, Houston, London, Los Angeles, Mumbai, Palo Alto, Paris and Sydney. We do not own any real property. We consider these arrangements to be adequate for our present needs.

Employees

        As of December 31, 2013, we had approximately 470 employees.

Legal Proceedings

        From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. We are not currently a party to any material litigation.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our executive officers and directors, including their ages as of the date hereof.

Name	Age	Position
Kenneth Moelis	55	Chairman and Chief Executive Officer
Navid Mahmoodzadegan	44	Co-Founder and Managing Director
Jeffrey Raich	46	Co-Founder and Managing Director
J. Richard Leaman III	51	Managing Partner
Elizabeth A. Crain	49	Chief Operating Officer
Joseph Simon	55	Chief Financial Officer
Osamu R. Watanabe	53	General Counsel

        Kenneth Moelis is our Chairman and has served as our Chief Executive Officer since 2007. Mr. Moelis has over 30 years of investment banking and mergers and acquisitions experience. Prior to founding our Company, Mr. Moelis worked at UBS from 2001 to 2007, where he was most recently President of UBS Investment Bank and previously Joint Global Head of Investment Banking. Before joining UBS, Mr. Moelis was Head of Corporate Finance at Donaldson, Lufkin & Jenrette, where he worked from 1990 through 2000. Mr. Moelis began his career as an investment banker with Drexel Burnham Lambert in 1981. Mr. Moelis serves on the University of Pennsylvania Board of Trustees, the Wharton Board of Overseers, the Board of the Tourette Syndrome Association, and the Board of Governors of Cedars Sinai Hospital. Mr. Moelis holds a B.S. and an M.B.A. from the Wharton School at the University of Pennsylvania.

        Navid Mahmoodzadegan is a Co-Founder and has served as a Managing Director of our Company since 2007. Prior to founding our Company, Mr. Mahmoodzadegan worked at UBS from 2001 to 2007, where he was most recently Global Head of Media Investment Banking. Before joining UBS, Mr. Mahmoodzadegan was an investment banker at Donaldson, Lufkin & Jenrette from 1995 to 2001. He began his career as an attorney with Irell & Manella. Mr. Mahmoodzadegan is a member of the Harvard Law School Dean's Leadership Council of Southern California. He holds an A.B. from the University of Michigan and a J.D. from Harvard Law School.

        Jeffrey Raich is a Co-Founder and has served as a Managing Director and Head of Mergers and Acquisitions of our Company since 2007. Prior to founding our Company, Mr. Raich worked at UBS from 2001 to 2007 where he was most recently Joint Global Head of Mergers and Acquisitions. Prior to joining UBS, Mr. Raich was a Managing Director and Head of West Coast Mergers and Acquisitions at Donaldson, Lufkin & Jenrette, where he worked from 1996 to 2000. He began his career as an investment banker with PaineWebber in 1989. Mr. Raich is a member of the McIntire School of Commerce Advisory Board at the University of Virginia and a Board Member of the UCLA Health System. He holds a B.S. in Commerce with Distinction from the McIntire School of Commerce at the University of Virginia.

        J. Richard Leaman III has served as our Managing Partner since 2012. Prior to joining our Company in 2010, Mr. Leaman worked at UBS from 1997 to 2010, most recently as Chairman of UBS Investment Bank's Investment Banking Division and previously as Global Head of Investment Banking, Joint Global Head of Investment Banking, Global Head of Mergers and Acquisitions, as well as Co-Head of Healthcare Banking at Dillon, Read & Co. Inc., which was acquired by UBS in 1997. Before joining Dillon, Read & Co. Inc., Mr. Leaman was an investment banker at Smith Barney, Harris Upham & Co. Incorporated from 1986 to 1992. Mr. Leaman is a member of the Board of Visitors for the Fuqua School of Business. Mr. Leaman holds a B.A. from Duke University and an M.B.A. from the Fuqua School of Business at Duke University.

        Elizabeth A. Crain is a Co-Founder and has served as our Chief Operating Officer since 2007. Prior to founding our Company, Ms. Crain worked at UBS from 2001 to 2007, where she was most recently a Managing Director in the UBS Investment Bank Office of the CEO and President and previously Chief Operating Officer and Chief Administrative Officer of the UBS Investment Banking Department Americas. Before joining UBS, Ms. Crain was a principal at Morgan Stanley Capital Partners from 1997 to 2000. She began her career in investment banking in 1988 at Merrill Lynch. Ms. Crain holds a B.S. from Arizona State University and an M.B.A. from the Wharton School at the University of Pennsylvania.

        Joseph Simon has served as our Chief Financial Officer since 2010. Prior to joining the Company, Mr. Simon served as Chief Financial Officer of Financial Security Assurance from 2002 to 2010. Prior to joining Financial Security Assurance, Mr. Simon served as Chief Financial Officer of IntraLinks and TENTV.com from 2000 to 2002. Prior to that, Mr. Simon worked at Cantor Fitzgerald where he served as Chief Financial Officer, Global Controller and Global Head of Operations from 1993 to 1999. Before joining Cantor Fitzgerald, Mr. Simon was a Fixed Income Product and Legal Entity Controller at Morgan Stanley from 1986 to 1993. Before joining Morgan Stanley, Mr. Simon worked at First Boston in Internal Audit. He began his career at Price Waterhouse from 1983 to 1986. Mr. Simon holds a B.S. from Cornell University and an M.B.A. from The University of Michigan. He is a Certified Public Accountant.

        Osamu R. Watanabe has served as our General Counsel and Chief Compliance Officer since 2011. Prior to joining our Company in 2010, he was General Counsel and Chief Compliance Officer of Sagent Advisors from 2009 to 2010. Prior to joining Sagent Advisors, Mr. Watanabe held senior legal positions at UBS from 2002 to 2009, Credit Suisse First Boston from 2001 to 2002 and Donaldson, Lufkin & Jenrette from 1997 to 2001. From 1987 to 1997, Mr. Watanabe was in private practice at Sullivan & Cromwell in New York, Tokyo, Hong Kong and Melbourne. Prior to that, he clerked for the Honorable Morey L. Sear, Eastern District of Louisiana. Mr. Watanabe holds a B.A. from Antioch College and a J.D. from Yale Law School (1985).

Board Composition

        Our business affairs will be managed under the direction of our board of directors.

        Our bylaws provide that our board of directors shall consist of such number of directors as shall from time to time be fixed by our board of directors. Currently, our sole director is our Chairman and Chief Executive Officer, Mr. Moelis. Prior to the closing of this offering, we intend to appoint            additional directors who are independent in accordance with the criteria established by                    for independent board members to our board of directors. After this offering, our board of directors will initially be composed of                    members.

        At each annual meeting of stockholders, the directors will be elected for a one-year term to serve until the next annual meeting of our stockholders, or until their successors are duly appointed.

        Our amended and restated certificate of incorporation and bylaws will provide that our board of directors will consist of not less than                    directors nor more than                     directors, and the exact number of our directors shall be fixed from time to time by a resolution of our board of directors.

        Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

        Upon completion of this offering, Moelis & Company will enter into a stockholders agreement with Moelis & Company Partner Holdings LP. Under this agreement Moelis & Company Partner Holdings LP will have the right to designate a number of designees to our board of directors equal to a majority of the board of directors so long as the Class B Condition is satisfied. See "Organizational Structure—Rights of Moelis & Company Partner Holdings LP and Stockholders Agreement."

        Our amended and restated certificate of incorporation will provide that directors may be removed only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote; provided, however, that for so long as the Class B Condition is satisfied, directors may be removed with or without cause with the affirmative vote of a majority of the voting interest of stockholders entitled to vote. Our amended and restated certificate of incorporation will also provide that any vacancy on the board of directors may be filled by a majority of the directors then in office.

        Upon completion of this offering, Mr. Moelis, through his control of Moelis & Company Partner Holdings LP, will hold more than 50% of the voting power of our shares eligible to vote. As a result, we will be a "controlled company" under the rules of                    . Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a "controlled company" and may elect not to comply with certain corporate governance standards, including the requirements that (i) a majority of our board of directors consist of independent directors and (ii) that our board of directors have compensation and nominating and corporate governance committees composed entirely of independent directors, as independence is defined in Rule 10A-3 of the Exchange Act and under the listing standards. For at least some period following this offering, we intend to utilize these exemptions. As a result, although we will have a fully independent audit committee, immediately following this offering we do not expect that the majority of our directors will be independent. Accordingly, although we may transition to a board with a majority of independent directors prior to the time we cease to be a "controlled company," for such period of time you will not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. See "Risk Factors—Risks Related to Our Class A Common Stock and this Offering—Upon the listing of our shares on the                    , we will be a 'controlled company' within the meaning of the rules of the                    and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of companies that are subject to such requirements." In the event that we cease to be a "controlled company" and our shares continue to be listed on the                    , we will be required to comply with these provisions within the applicable transition periods.

Director Independence

        We intend to apply to list our Class A common stock on                        . Under the rules of                    , independent directors must comprise a majority of a listed company's board of directors. In addition, the rules of                    require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees must be independent. As discussed above, we intend to avail ourselves of the "controlled company" exception and, as a result, although we will have an independent audit committee, we will not have a majority of independent directors on our board. Under the rules of                    , a director is independent only if our board of directors makes an affirmative determination that the director has no material relationship with us.

Board Committees

        Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors will have an audit committee composed of independent directors and a compensation committee, each of which has the composition and the responsibilities described below. Our board of directors may from time to time establish other committees.

Audit Committee

        Upon or prior to completion of this offering, we will establish an audit committee and will adopt a charter for the audit committee that complies with applicable federal, state and            rules relating to corporate governance matters. Our audit committee will oversee our accounting and financial reporting process and the audit of our financial statements and will assist our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee will be responsible for, among other things:

  •
  appointing, compensating and overseeing the work of our independent auditors, including resolving disagreements between management and the independent registered public accounting firm regarding financial reporting;

  •
  approving engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

  •
  reviewing the qualifications and independence of the independent registered public accounting firm;

  •
  reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

  •
  reviewing the adequacy and effectiveness of our internal control over financial reporting;

  •
  establishing procedures for the receipt, retention and treatment of accounting and auditing related complaints and concerns;

  •
  preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

  •
  reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports; and

  •
  reviewing and approving in advance any proposed related person transactions.

        We believe that the functioning of our audit committee will comply with the applicable requirements of            and SEC rules and regulations.

        Our board of directors will consider the independence and other characteristics of each member of our audit committee. Audit committee members must satisfy            independence requirements and additional independence criteria set forth under Rule 10A-3 of the Exchange Act. In addition,                         requires that, subject to specified exceptions, including certain phase-in rules, each member of a listed company's audit committee be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3. In order to be considered independent for purposes of Rule 10A-3, an audit committee member may not, other than in his or her capacity as a member of the board, accept consulting, advisory or other fees from us or be an affiliated person of us. After the applicable phase-in period, each of the members of our audit committee will qualify as an independent director pursuant to            rules and Rule 10A-3.

Compensation Committee

        Upon or prior to completion of this offering, we will establish a compensation committee and will adopt a charter for the compensation committee that complies with applicable federal, state and            rules relating to corporate governance matters. Our compensation committee will oversee our compensation policies, plans and programs. The compensation committee will be responsible for, among other things:

  •
  reviewing and recommending policies, plans and programs relating to compensation and benefits of our directors, officers and employees;

  •
  reviewing and recommending compensation and the corporate goals and objectives relevant to compensation of our Chief Executive Officer;

  •
  reviewing and approving compensation and corporate goals and objectives relevant to compensation for executive officers other than our Chief Executive Officer;

  •
  evaluating the performance of our Chief Executive Officer and other executive officers in light of established goals and objectives; and

  •
  administering our equity compensation plans for our employees and directors.

Code of Business Conduct and Ethics

        We have adopted a code of business conduct and ethics that is applicable to all of our employees, officers and directors, including our chief executive and senior financial officers. The code of business conduct and ethics will be available on our website at www.moelis.com. We expect that any amendment to the code, or any waivers of its requirements, will be disclosed on our website. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers currently serves, or has served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Non-Employee Director Compensation

        We will reimburse any non-employee directors for expenses incurred in connection with attending board and committee meetings and will continue to do so after this offering. In addition, after the consummation of our initial public offering, we intend to implement a director compensation program.

EXECUTIVE COMPENSATION

        Our named executive officers for the fiscal year ended December 31, 2013, which consist of our Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2013, are as follows:

  •
  Kenneth Moelis, Chairman and Chief Executive Officer;

  •
  Navid Mahmoodzadegan, Co-Founder and Managing Director; and

  •
  Jeffrey Raich, Co-Founder and Managing Director.

2013 Summary Compensation Table

        The following table summarizes the total compensation paid to or earned by each of our named executive officers in 2013.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)		Total ($)
Kenneth Moelis, Chairman and Chief Executive Officer	2013	400,000		0		(4)
Navid Mahmoodzadegan, Co-Founder and Managing Director	2013	400,000		0
Jeffrey Raich, Co-Founder and Managing Director	2013	400,000		0

(1)
The amounts to be listed in this column will represent the annual cash incentive bonuses that are expected to be paid to each of the named executive officers in early 2014 in respect of 2013 performance. These bonuses are described in more detail below in the section entitled "2013 Executive Compensation Elements—Annual Cash Incentive Bonuses."

(2)
While we did not make any grants of stock awards to our named executive officers in 2013, we expect to make grants of equity incentive awards to the named executive officers in early 2014 in respect of 2013 performance. The value of these equity incentive awards has not yet been determined, but will be included in this footnote once it is so determined.

(3)
The amounts to be listed in this column will represent (i) the matching contributions that are expected to be made to each named executive officer in early 2014 in respect of their participation in our 401(k) plan in 2013, which is described in more detail below in the section entitled "Retirement Arrangements" and (ii) payments that will be made to each named executive officer in respect of certain tax-related interest payments that resulted from the timing of our annual cash bonus payments in relation to the date on which estimated taxes were required to be paid by each officer.

(4)
In addition to the amounts to be listed in this column, we reimbursed Mr. Moelis for costs in lieu of a hotel when traveling to New York City on business. The amount of this reimbursement approximated the cost of a hotel room and thus we did not incur any incremental cost relating to this form of reimbursement.

2013 Executive Compensation Elements

        Each of our named executive officers was provided with the following material elements of compensation in 2013:

        Base Salary.    We provide a base salary of $400,000 to each named executive officer. Consistent with the practice in our industry, base salaries for our named executive officers generally comprise a small portion of their total annual compensation. The amount of the base salary for the named executive officers was set in accordance with the terms of their respective employment agreements with us and may be adjusted from time to time in accordance with those agreements.

        We will not increase the base salaries of our named executive officers in connection with this offering.

        Annual Cash Incentive Bonuses.    Annual cash incentive bonuses are a key component of our executive compensation strategy and are expected to represent the majority of compensation paid to each of the named executive officers in respect of 2013. We did not provide guaranteed cash bonuses to any of our named executive officers in respect of 2013 and did not set specific performance targets upon which the bonuses would become payable.

        Instead, the annual cash bonuses to be provided to our named executive officers in respect of 2013 are discretionary in amount and will be based on a performance evaluation conducted by our Chairman and Chief Executive Officer, in consultation with other executive officers. With respect to 2013 annual cash bonuses, this evaluation is expected to involve an analysis of both (i) our overall Company performance and (ii) the performance of the individual officer and his contributions to the Company. We believe that this evaluation process allows us to link pay with performance in the closest way possible and provides us with the flexibility necessary to take all relevant factors into account in determining the amount of the bonuses. We feel that this provides us with a better incentive compensation structure than a formulaic bonus structure based solely on the achievement of specific pre-established performance targets, which may not capture all appropriate factors that materially impacted our performance.

        In addition, in order to link the annual bonuses to our long-term success and given that we will not be deferring payment of the bonuses to a later date, each of the bonuses that will be paid to the named executive officers in early 2014 in respect of 2013 will be subject to repayment if the officer competes with us within 12 months following termination of employment under certain circumstances. The repayment percentages are as follows:

Date of Termination	Percentage of 2013 Annual Cash Bonus Required to be Repaid
On or Prior to March 31, 2015	100%
Between April 1, 2015 and June 30, 2015	75%
Between July 1, 2015 and September 30, 2015	50%
Between October 1, 2015 and December 31, 2015	25%

        Retirement Arrangements.    We maintain a 401(k) savings plan for eligible employees, including our named executive officers, and provide annual discretionary matching contributions to 401(k) plan participants. We do not maintain a defined benefit pension plan.

        Employee Benefits.    Eligible employees, including our named executive officers, participate in broad-based and comprehensive employee benefit programs, including medical, dental, vision, life and disability insurance. Our named executive officers participate in these programs on the same basis as eligible employees generally.

Employment Agreements

        We expect to enter into new employment agreements with each of the named executive officers in connection with this offering, which will replace each of their arrangements in effect for the year ended December 31, 2013. The terms of those arrangements have not yet been determined. This prospectus will be updated to include a summary of those arrangements once their terms are finalized.

Outstanding Equity Awards at 2013 Fiscal Year-End

        The following table summarizes the outstanding equity awards held by each of our named executive officers as of December 31, 2013.

Stock Awards
Name	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Kenneth Moelis
Navid Mahmoodzadegan
Jeffrey Raich

(1)
The stock awards listed in this column consist of outstanding and unvested partnership units that the officer held, directly or indirectly, in respect of Old Holdings prior to the reorganization described above in the section entitled "Organizational Structure—The Reorganization." These units are generally subject to vesting over a five-year or eight-year period, contingent upon the officer's continued employment, and are subject to forfeiture if the officer competes with us within twelve months following termination of employment under certain circumstances. As a result of the reorganization, these units will be converted in part into Group LP Class A partnership units, based on their value as of the reorganization.

(2)
The market value is determined by multiplying the value of Old Holdings units as of December 31, 2013, as determined in accordance with Old Holdings' annual valuation process, by the number of units.

2013 Director Compensation

        We did not have any directors during 2013. As a result, no information relating to our 2013 director compensation has been included in this prospectus.

Moelis & Company 2014 Omnibus Incentive Plan

        We expect to implement the Moelis & Company 2014 Omnibus Incentive Plan in connection with this offering. The terms of the plan have not yet been determined. This prospectus will be updated to include a summary of the plan once the terms are finalized.

        We expect to make grants under the omnibus incentive plan of restricted stock units relating to shares of our Class A common stock to certain executives and employees, including the named executive officers, in connection with this offering. The terms of these grants have not yet been determined. This prospectus will be updated to include a summary of these grants once the terms are finalized.

 CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        In addition to the director and executive officer compensation arrangements discussed above in the section entitled "Executive Compensation," this section describes transactions, or series of related transactions, since January 1, 2011 to which we were a party or will be a party, in which:

  •
  the amount involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers or beneficial owners of more than 5% of any class of our capital stock (each a "5% Holder"), or any members of the immediate family of and any entity affiliated with any such person, had or will have a direct or indirect material interest.

Transactions With Our Directors, Executive Officers and 5% Holders

Agreements with Kenneth Moelis

        We entered into an agreement with Mr. Moelis, our Chairman and Chief Executive Officer, to pay expenses relating to the use of an aircraft owned by an affiliate of Mr. Moelis. Pursuant to the agreement, we agreed to pay for a portion of the costs associated with Mr. Moelis' use of the aircraft for Moelis & Company business travel. During the years ended December 31, 2013, 2012 and 2011, we paid approximately $                , $2.6 million and $2.6 million, respectively, for the use of the aircraft. These charges included only allocated costs based on business usage. Mr. Moelis pays for all unallocated expenses and any expenses related to personal flights or mixed-use flights (flights in which a non-business passenger is also on the flight).

Rights of Moelis & Company Partner Holdings LP and Stockholders Agreement

        In connection with the completion of this offering, Moelis & Company will enter into a stockholders agreement with Moelis & Company Partner Holdings LP. See "Organizational Structure—Rights of Moelis & Company Partner Holdings LP and Stockholders Agreement."

Agreements With Old Holdings

Shared Services Agreement

        We also intend to enter into a shared services agreement with Old Holdings. Under the shared services agreement, we will provide corporate and related services and office space to Old Holdings. Old Holdings will pay us mutually agreed-upon fees for these services, which will be based on our costs of providing the shared services. The charges for the shared services generally are intended to allow us to recover the costs directly associated with providing the services, plus out-of-pocket costs and expenses, generally without profit. Under the shared services agreement, Old Holdings will be able to use our services for a fixed term established on a service-by-service basis, which may be extended by mutual written agreement. Old Holdings may terminate any of the specified services for any reason with            days prior written notice to us. Generally, each party will indemnify the other party and its respective directors, officers, employees and agents against losses resulting from the transitional services, except, in the case of indemnification by Old Holdings and its subsidiaries, to the extent of our gross negligence or intentional misconduct, not to exceed the amount of fees paid to us.

Master Separation Agreement

        We intend to enter into a master separation agreement with Old Holdings in connection with the reorganization. The following discussion summarizes the material provisions of the agreement. The agreement will set forth, among other things, Old Holdings' principal transactions with us necessary to separate the advisory and asset management businesses of Old Holdings. The agreement will identify the assets to be transferred, the liabilities to be assumed and the contracts to be assigned to us as part of the reorganization, and it will provide for when and how these transfers, assumptions and assignments will occur. Information in this prospectus with respect to the assets and liabilities of the parties is presented based on the allocation of such assets and liabilities pursuant to the reorganization, unless the context otherwise requires. The agreement will provide that, in the event that the transfer or assignment of certain assets and liabilities to us does not occur prior to the offering, then until such assets or liabilities are able to be transferred or assigned, Old Holdings or its subsidiaries will hold such assets on behalf of and for the benefit of us.

        The agreement will provide for cross-indemnities that generally place the financial responsibility on us and our subsidiaries for all liabilities associated with the current and historical advisory business and operations, and generally place on Old Holdings and its subsidiaries the financial responsibility for liabilities associated with all of Old Holdings' current and historical asset management businesses and operations.

License Agreements

        Moelis & Company intends to grant a license to Old Holdings and certain affiliates, under which Old Holdings and such affiliates will have the right to use trademarks incorporating the term "Moelis," including "Moelis & Company," for certain purposes, including in connection with asset management activities. The license will be non-exclusive, non-sublicensable (except under certain conditions) and royalty-free. The license agreement will continue in perpetuity unless terminated in accordance with its terms. Moelis & Company will be required to terminate the license if Old Holdings becomes insolvent, makes an assignment of the trademark for the benefit of its creditors, takes actions that cause any government or creditors to condemn or expropriate its assets or materially breaches the license agreement and fails to cure such breach.

Other Support/Administration Agreements

        We may enter into additional support and administration agreements with Old Holdings related to the reorganization on arm's length terms. Such agreements may include leasing agreements or tax matter agreements.

Policies and Procedures for Related Person Transactions

        Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our "related person policy." Our related person policy requires that a "related person" (as defined in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our General Counsel any "related person transaction" (defined as any transaction that is anticipated to be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. The General Counsel will then promptly communicate that information to our board of directors. No related person transaction will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information regarding the beneficial ownership of Moelis & Company Class A and Class B common stock by (i) each person known to us to beneficially own more than 5% of any class of the outstanding common stock, (ii) each of our directors, (iii) each of our named executive officers and (iv) all directors and executive officers as a group.

        The number of shares and percentage of beneficial ownership after the offering set forth below is based on shares to be issued and outstanding immediately after the offering of Class A common stock, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

        Concurrently with this offering, we will issue to Moelis & Company Partner Holdings LP            shares of Class B common stock. The number of shares of Class B common stock listed in the table below correlates to the aggregate number of vested and unvested Class A partnership units in Group LP that all unitholders (other than Moelis & Company and its subsidiaries) will own immediately after this offering. The number of shares of Class B common stock will depend in part on the price at which shares of Class A common stock are sold in this offering. For purposes of the presentation of the total number of shares of Class B common stock beneficially owned, we have assumed that the shares of Class A common stock will be sold at $            per share, which is the mid-point of the range set forth on the cover page of this prospectus. Beneficial ownership is determined in accordance with the rules of the SEC.

Shares Beneficially Owned After this Offering
Name and Address of Beneficial Owner	Number of Shares of Class A Common Stock	Number of Shares of Class B Common Stock	% of Combined Voting Power
Kenneth Moelis
Navid Mahmoodzadegan
Jeffrey Raich
All named executive officers, directors and 5% stockholders as a group (seven persons)

*
Less than 1%.

 DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock upon the consummation of this offering is qualified in its entirety by reference to our amended and restated certificate of incorporation and bylaws, the forms of which will be filed as exhibits to the registration statement of which this prospectus forms a part, and by applicable law.

        Upon consummation of this offering, our authorized capital stock will consist of            shares of Class A common stock, par value $0.01 per share, and             shares of Class B common stock, par value $0.01 per share. Unless our board of directors determines otherwise, we will issue all shares of our capital stock in uncertificated form.

Class A Common Stock

        Holders of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Our Class A stockholders will not be entitled to cumulate their votes in the election of directors. Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of the votes entitled to be cast by all holders of shares of Class A common stock and Class B common stock present in person or represented by proxy, voting together as a single class. Except as otherwise provided by law, amendments to the amended and restated certificate of incorporation must be approved by a majority or, in some cases, a super-majority of the combined voting power of all shares of Class A common stock and shares of Class B common stock, voting together as a single class. However, amendments to the amended and restated certificate of incorporation that would increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares of the class affected by the amendment, voting as a separate class.

        Holders of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

        Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our Class A and Class B common stock will be entitled to receive our remaining assets available for distribution on a pro rata basis.

        Holders of our Class A common stock do not have preemptive, subscription, redemption or conversion rights.

        Subject to the transfer restrictions set forth in the Group LP limited partnership agreement, holders of fully vested Group LP Class A partnership units (other than Moelis & Company) may exchange these units for shares of Class A common stock on a one-for-one basis or cash (based on the market price of the shares of Class A common stock) at Group LP's option, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications.

        Each share of Class B common stock may, at the option of Moelis & Company Partner Holdings LP, be converted into Class A common stock, at a conversion rate determined based on the ratio of the subscription price for such shares to the initial public offering price of the Class A common stock.

Class B Common Stock

        For so long as the Class B Condition is satisfied, each share of our Class B common stock will entitle Moelis & Company Partner Holdings LP to ten votes for each share held of record on all matters submitted to a vote of stockholders. After the Class B Condition ceases to be satisfied, each share of our Class B common stock will entitle Moelis & Company Partner Holdings LP to one vote for each share held of record on all matters submitted to a vote of stockholders. Shares of our Class B common stock are not transferable. Our Class B stockholders will not be entitled to cumulate their votes in the election of directors.

        Holders of our Class B common stock will be entitled to receive dividends of the same type as any dividends payable on outstanding Class A common stock. Dividends on shares of Class B common stock will be calculated based on the applicable subscription amount such that the aggregate dividends payable with respect to Class B common stock will equal the dividends payable with respect to an equivalent dollar amount of Class A common stock. The holders of our Class B common stock are entitled to receive, on a pari passu basis with the holders of our Class A common stock, such dividend or other distribution when, as, and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

        Each share of Class B common stock may, at the option of Moelis & Company Partner Holdings LP, be converted into Class A common stock, at a conversion rate determined based on the ratio of the subscription price for such shares to the initial public offering price of the Class A common stock.

        Holders of our Class B common stock do not have preemptive or subscription rights.

Preferred Stock

        Our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors may determine, with respect to any series of preferred stock, the terms and rights of that series, including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

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  the dates at which dividends, if any, will be payable;

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  the redemption rights and price or prices, if any, for shares of the series;

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  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our Company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our Company or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

        We may issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of you might believe to be in your best interests or in which you might receive a premium for your Class A common stock over the market price of the Class A common stock.

Authorized but Unissued Capital Stock

        Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the                         , which will apply so long as the Class A common stock remains listed on the                        , require stockholder approval of certain issuances of capital stock equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of Class A common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved Class A common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of Class A common stock at prices higher than prevailing market prices.

Anti-Takeover Effects of Provisions of Delaware Law

        Our amended and restated certificate of incorporation which will be filed with the Secretary of State of the State of Delaware and become effective immediately prior to this offering, and bylaws will contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of our Company unless the takeover or change in control is approved by our board of directors. These provisions include the following:

        Our amended and restated certificate of incorporation will provide that stockholder action may be taken by written consent in lieu of a meeting for so long as the Class B Condition is satisfied. After the Class B Condition ceases to be satisfied, stockholders will no longer have the ability to consent in writing to the taking of any action so that stockholder action may be taken only at an annual or special meeting of stockholders.

        Our amended and restated certificate of incorporation will provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our Chief Executive Officer, pursuant to a resolution adopted by a majority of our board of directors or a committee of the board of directors that has been duly designated by the board of directors and whose powers and authority include the power to call such meetings, or by the chairman of our board of directors. Notwithstanding the foregoing, for so long as the Class B Condition is satisfied, stockholders collectively holding at least a majority of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors may call a special meeting. After the Class B Condition ceases to be satisfied, stockholders will no longer have the ability to call a special meeting.

        We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Section 203 provides that, subject to certain exceptions specified in the law, a Delaware corporation shall not engage in certain "business combinations" with any "interested stockholder" for a three-year period after the date of the transaction in which the person became an interested stockholder unless:

  •
  prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

  •
  at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

        Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is a person who, together with that person's affiliates and associates, owns, or within the previous three years did own, 15% or more of our voting stock.

        Under certain circumstances, Section 203 makes it more difficult for a person who would be an "interested stockholder" to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring our company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

        In addition, upon completion of this offering, we will enter into a stockholders agreement with Moelis & Company Partner Holdings LP. Under this agreement, Moelis & Company Partner Holdings LP will have the right to designate a number of designees to our board of directors equal to a majority of the board of directors so long as the Class B Condition is satisfied. See "Organizational Structure—Rights of Moelis & Company Partner Holdings LP and Stockholders Agreement."

        The foregoing provisions of our amended and restated certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our Class A common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Transfer Agent and Registrar

        The transfer agent and registrar for our Class A common stock will be                                              . The transfer agent's address is                                              .

Listing

        We intend to apply to list our Class A common stock on the                        under the symbol "MC."

 SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our Class A common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability for future sales of shares, will have on the market price of our Class A common stock prevailing from time to time. The sale of substantial amounts of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our Class A common stock. Upon completion of this offering we will have a total of            shares of our Class A common stock outstanding, or            shares assuming the underwriters exercise their option to purchase additional shares in full.

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register Class A common stock issued or reserved for issuance under our stock incentive plan. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below. We expect that the registration statement on Form S-8 will cover            shares.

Registration Rights

        In connection with the completion of this offering, Moelis & Company will grant registration rights pursuant to which:

  •
  Moelis & Company will be required to use its reasonable best efforts to file a shelf registration statement within            months of the consummation of this offering, providing for the exchange of Group LP Class A partnership units held by certain Group LP non-employee Class A unitholders for an equivalent number of shares of its Class A common stock and the resale of such shares at any time and from time to time thereafter, subject to applicable restrictions imposed by Moelis & Company;

  •
  Moelis & Company will be required to use its reasonable best efforts to file a shelf registration statement within            months of the expiration of the lock-up period relating to our Managing Directors, providing for the exchange of Group LP Class A partnership units held by such Managing Directors for an equivalent number of shares of Moelis & Company Class A common stock and the resale of shares of Moelis & Company Class A common stock by our Managing Directors at any time and from time to time, subject to applicable restrictions imposed by Moelis & Company;

  •
  certain Group LP Class A unitholders will have the ability to cause the Company to register the shares of its Class A common stock they could acquire upon exchange of their Group LP Class A partnership units, subject to certain contractual restrictions; and

  •
  certain Group LP Class A unitholders will have the ability to cause the Company to register the shares of its Class A common stock they could acquire upon exchange of their Group LP Class A partnership units, subject to certain contractual restrictions, in any public underwritten offerings by Moelis & Company after the expiration or earlier termination (if any) of an applicable lock-up agreement, subject to customary pro rata cutbacks.

        All fees, costs and expenses of underwritten registrations will be borne by the Company, other than underwriting discounts and selling commissions, which will be borne by each stockholder selling its shares. Our registration obligations will be subject to certain restrictions on, among other things, the frequency of requested registrations, the number of shares to be registered and the duration of these rights.

        On January 1, 2012, we entered into a strategic alliance agreement with SMBC and Nikko. Pursuant to such agreement, we granted SMBC the right, under certain circumstances and subject to certain restrictions, to require us to register shares of our Class A common stock issuable upon exchange of Class A partnership units owned by SMBC. Such securities of Moelis & Company registered under any registration statement will be available for sale in the open market unless restrictions apply.

Lock-Up Arrangements

        We, all of our directors, officers, Moelis & Company Partner Holdings LP (through which our U.S. based Managing Directors and certain non-U.S. based Managing Directors hold Group LP Class A partnership units) and the entity through which the remaining Managing Directors hold shares of Class A common stock have agreed that, for a period of 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters, we and they will not, subject to some exceptions, directly or indirectly, (i) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our Class A common stock or any securities that are substantially similar to the shares of our Class A common stock (including, without limitation, shares of our Class A common stock that may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and shares of our Class A common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for shares of our Class A common stock, (ii) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of our Class A common stock or any securities that are substantially similar to the shares of our Class A common stock, (iii) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of our Class A common stock or securities convertible, exercisable or exchangeable into shares of our Class A common stock or any of our other securities, or (iv) publicly disclose the intention to do any of the foregoing.

Rule 144

        In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three month period, a number of restricted securities that does not exceed the greater of 1% of the then outstanding Class A common stock and the average weekly trading volume during the four calendar weeks preceding each such sale, provided that at least six months have lapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale, notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the holding period requirement) in order to sell shares of Class A common stock which are not restricted securities (such as shares acquired by affiliates either in this offering or through purchases in the open market following this offering).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-U.S. HOLDERS OF CLASS A COMMON STOCK

        The following discussion is a summary of U.S. federal income and estate tax consequences generally applicable to non-U.S. holders of Class A common stock that acquire Class A common stock for cash pursuant to this offering and that hold such shares as capital assets (generally, for investment). For purposes of this discussion, a non-U.S. holder is any beneficial owner that for U.S. federal income tax purposes is not an entity classified as a partnership and is not a U.S. holder; the term U.S. holder means:

  •
  an individual who is a citizen or resident of the U.S.;

  •
  a corporation or other entity taxable as a corporation created in or organized under the laws of the U.S., any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust (x) if a court within the U.S. is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        If a partnership or other pass-through entity holds Class A common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner or member and the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities that hold Class A common stock and partners or members in these partnerships or other entities to consult their tax advisors regarding the U.S. federal income and estate tax consequences of the purchase, ownership and disposition of Class A common stock.

        This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder's tax position and does not consider the non-income tax consequences or the state, local or non-U.S. tax consequences of an investment in Class A common stock. It also does not apply to non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including banks, insurance companies, tax-exempt organizations, dealers in securities or currency, persons who purchase, hold or dispose of Class A common stock as part of a "straddle," "hedge," "conversion transaction," "wash sale" or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive Class A common stock as compensation). This summary is based upon the Internal Revenue Code of 1986, as amended, (the "Code") existing and proposed Treasury regulations, IRS rulings and pronouncements and judicial decisions in effect, all of which are subject to change, possibly on a retroactive basis, or differing interpretations.

        The discussion included herein is only a summary. Accordingly, we urge you to consult your tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of Class A common stock.

Dividends

        Any dividend paid to a non-U.S. holder with respect to Class A common stock generally will be subject to withholding tax at a 30% rate (or such lower rate specified by an applicable income tax treaty). Generally, a non-U.S. holder must certify as to its status, and to any right to reduced withholding under an applicable income tax treaty, on a properly completed IRS Form W-8BEN in order to obtain the benefit of such right. If, however, the non-U.S. holder provides an IRS

Form W-8ECI, certifying that the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business within the U.S., the dividend will not be subject to withholding. Instead, such dividends are subject to U.S. federal income tax at regular rates applicable to U.S. persons generally and, for corporate holders, may also be subject to a 30% "branch profits tax" unless you qualify for a lower rate under an applicable U.S. income tax treaty.

Dispositions

        A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of Class A common stock unless:

  •
  the gain is effectively connected with the non-U.S. holder's conduct of trade or business in the U.S. and, in some instances if an income tax treaty applies, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the U.S.;

  •
  the non-U.S. holder is an individual who is present in the U.S. for 183 or more days in the tax year of the disposition and meets certain other conditions; or

  •
  we are or have been a "U.S. real property holding corporation" ("USRPHC") under Section 897 of the Code during the applicable statutory period and the non-U.S. holder's shares in us represent more than 5% of the Class A common stock outstanding and are otherwise a "U.S. real property interest" under the Foreign Investment in Real Property Tax Act (and the non-U.S. holder is not eligible for any treaty exemption).

        We do not believe that we currently are a USRPHC, and we do not anticipate becoming a USRPHC in the future.

U.S. Federal Estate Taxes

        Class A common stock owned or treated as owned by an individual who is a non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax, unless an applicable estate tax treaty provides otherwise.

Withholding Rules Pursuant to the Foreign Account Tax Compliance Act

        Legislation enacted in 2010 and existing guidance issued thereafter will require, after June 30, 2014, withholding at a rate of 30% on dividends in respect of, and after December 31, 2016, gross proceeds from the sale of, Class A common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the U.S. Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain U.S. persons or by certain non-U.S. entities that are wholly or partially owned by U.S. persons. Accordingly, the entity through which Class A common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Class A common stock held by an investor that is a non-financial non-U.S. entity, which does not qualify under certain exceptions, will be subject to withholding at a rate of 30% beginning after the dates noted above, unless such entity either (i) certifies to us (or another applicable withholding agent) that such entity does not have any "substantial U.S. owners" or (ii) provides certain information regarding the entity's "substantial U.S. owners," which we (or another applicable withholding agent) will in turn provide to the U.S. Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of these rules on their investment in Class A common stock.

Information Reporting and Backup Withholding

        You generally will be required to comply with certain certification procedures to establish that you are not a U.S. person in order to avoid backup withholding with respect to dividends or the proceeds of a disposition of Class A common stock. In addition, we are required to annually report to the IRS and you the amount of any distributions paid to you, regardless of whether we actually withheld any tax. Copies of the information returns reporting such distributions and the amount withheld, if any, may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or credit against your U.S. federal income tax liability, provided that certain required information is provided on a timely basis to the IRS.

 UNDERWRITING

        Moelis & Company will enter into an underwriting agreement with respect to the shares of Class A common stock being offered with Goldman, Sachs & Co. and Morgan Stanley & Co. LLC, as representatives of the underwriters named below. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.

Underwriters	Number of Shares of Class A common stock
Goldman, Sachs & Co.
Morgan Stanley & Co. LLC
Moelis & Company LLC
Total

        The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        The underwriters have an option to buy up to an additional            shares of Class A common stock from the company to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Moelis & Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase            additional shares of Class A common Stock.

Paid by Moelis & Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        We, all of our directors, officers, Moelis & Company Partner Holdings LP (through which our U.S. based Managing Directors and certain non-U.S. based Managing Directors will hold Group LP Class A partnership units) and the entity through which the remaining Managing Directors hold shares of Class A common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their Class A common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to the offering, there has been no public market for the shares of Class A common stock. The initial public offering price will be negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        An application has been made to list the Class A common stock on                under the symbol "MC".

        In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company's stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the Class A common stock. As a result, the price of the Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on                        , in the over-the-counter market or otherwise.

Conflicts of Interest

        Moelis & Company controls Moelis & Company LLC, a participating underwriter in this offering. Therefore, Moelis & Company LLC is deemed to have a "conflict of interest" within the meaning of FINRA Rule 5121(f)(5)(B). In addition, Moelis & Company and other affiliates of Moelis & Company LLC will be deemed to receive more than 5% of net offering proceeds and will have a "conflict of interest" pursuant to FINRA Rule 5121(f)(5)(C)(ii). This offering is being made in compliance with the requirements of FINRA Rule 5121. Since Moelis & Company LLC is not primarily responsible for managing this offering, pursuant to FINRA Rule 5121(a)(1)(A), the appointment of a qualified independent underwriter is not necessary. Moelis & Company LLC will not confirm sales to discretionary accounts without the prior written approval of the customer.

Selling Restrictions

European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), an offer of shares of Class A common stock to the public may not be made in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that an offer of shares of Class A common stock to the public may be in that Relevant Member State at any time:

          (a)   to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

          (b)   to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

          (c)   to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

          (d)   in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of shares of Class A common stock to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

        Each underwriter has represented and agreed that:

          (a)   it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act ("FSMA")) received by it in connection with the issue or sale of the shares of Class A common stock in circumstances in which Section 21(1) of the FSMA does not apply to Company; and

          (b)   it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of Class A common stock in, from or otherwise involving the United Kingdom.

Hong Kong

        The shares of class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus"

within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of Class A common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Class A common stock offered.

        The Company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

        The Company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses.

        In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the Company (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the Company. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

 VALIDITY OF COMMON STOCK

        The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. Sullivan & Cromwell LLP, New York, New York, is representing the underwriters in this offering.

EXPERTS

        The combined financial statements as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such combined financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We filed a registration statement on Form S-1 with the Securities and Exchange Commission with respect to the registration of the Class A common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the Class A common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information on the operation of the public reference facilities may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

        As a result of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

Report of Independent Registered Public Accounting Firm

To the Partners of Moelis & Company Holdings LP:

        We have audited the accompanying combined financial statements of the Advisory Operations of Moelis & Company Holdings LP (the "Company") as of and for the years ended December 31, 2012 and 2011, and the related combined statements of financial condition, operations, comprehensive income, cash flows, and changes in parent company equity for the years then ended. These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such combined financial statements present fairly, in all material respects, the financial position of the Advisory Operations of Moelis & Company Holdings LP as of and for the years ended December 31, 2012 and 2011, and the results of its related combined statements of operations, comprehensive income, cash flows and changes in parent company equity for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the combined financial statements, the Company is comprised of the assets, liabilities, revenue and expenses attributable to the Advisory Operations of Moelis & Company Holdings LP. The combined financial statements also include allocations from Moelis & Company Holdings LP. The combined financial statements are not necessarily representative of the financial statements had the Company operated independent of Moelis & Company Holdings LP for the historical periods presented.

/s/ Deloitte & Touche LLP

New York, New York
January 17, 2014

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Combined Statements of Financial Condition

(dollars in thousands)

	As of December 31,
	2012	2011
Assets
Cash and cash equivalents	$185,623	$120,232
Restricted cash	774	741
Receivables:
Accounts receivable, net of allowance for doubtful accounts of $1,746 and $801 as of 2012 and 2011, respectively	37,651	13,402
Other receivables, net of allowance for doubtful accounts of $2,673 and $1,566 as of 2012 and 2011, respectively	9,811	9,484

Total receivables	47,462	22,886
Deferred compensation	6,314	8,040
Investments at fair value (cost basis $139,136 and $29,922 as of 2012 and 2011, respectively)	139,138	29,999
Investment in joint venture	10,371	10,310
Equipment and leasehold improvements, net	5,786	4,447
Intangible assets, net of accumulated amortization of $296 and $127 as of 2012 and 2011, respectively	211	380
Deferred tax asset	819	535
Prepaid expenses and other assets	6,170	7,359

Total assets	$402,668	$204,929

Liabilities and Parent Company Equity
Compensation payable	$119,936	$70,712
Accounts payable and accrued expenses	13,924	11,695
Deferred revenue	2,649	1,801
Other liabilities	6,051	8,546

Total liabilities	142,560	92,754

Commitments and Contingencies (See Note 12)
Parent company investment	259,945	112,523
Accumulated other comprehensive income (loss)	163	(348)

Total parent company equity	260,108	112,175

Total liabilities and parent company equity	$402,668	$204,929

See notes to the Combined Financial Statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Combined Statements of Operations

(dollars in thousands)

	For the Years Ended December 31,
	2012	2011
Revenues	$385,871	$268,024
Expenses
Compensation and benefits	274,941	200,368
Occupancy	14,098	12,386
Professional fees	12,256	15,318
Communication, technology and information services	13,299	11,623
Travel and related expenses	14,921	15,466
Depreciation and amortization	2,507	2,085
Other expenses	15,804	21,648

Total expenses	347,826	278,894

Operating income (loss)	38,045	(10,870)
Other income and expenses	333	245
Income (loss) from equity method investments	(658)	5,737

Income (loss) before income taxes	37,720	(4,888)
Provision for income taxes	2,498	3,642

Net income (loss)	$35,222	$(8,530)

See notes to the Combined Financial Statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Combined Statements of Comprehensive Income

(dollars in thousands)

	For the Years Ended December 31,
	2012	2011
Net income (loss)	$35,222	$(8,530)
Foreign currency translation adjustment, net of tax	511	183

Other comprehensive income	511	183

Comprehensive income (loss)	$35,733	$(8,347)

See notes to the Combined Financial Statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Combined Statements of Cash Flows

(dollars in thousands)

	For the Years Ended December 31,
	2012	2011
Cash flows from operating activities
Net income (loss)	$35,222	$(8,530)
Adjustments to reconcile combined net income (loss) to net cash provided by (used in) operating activities:
Bad debt expense	2,926	2,948
Depreciation and amortization	2,507	2,085
Amortization of compensation associated with acquisition	820	614
(Income) loss from equity method investments	658	(5,737)
Equity-based compensation	41,224	24,371
Deferred tax provision	(284)	1,564
Other	2,264	432
Changes in assets and liabilities:
Accounts receivable	(25,696)	2,730
Other receivables	(1,090)	(1,566)
Prepaid expenses and other assets	1,294	(1,786)
Deferred compensation	1,783	(8,086)
Compensation payable	47,869	(29,888)
Accounts payable and accrued expenses	2,135	1,831
Deferred revenue	841	(2,199)
Dividends received	750	—
Other liabilities	(2,488)	1,313

Net cash provided by (used in) operating activities	110,735	(19,904)

Cash flows from investing activities
Purchase of investments	(177,144)	(29,922)
Proceeds from sales of investments	68,060	1,270
Notes provided to employees	(406)	—
Note payments received from employees	56	157
Purchase of equipment and leasehold improvements	(3,682)	(2,517)
Acquisition of subsidiary, net of cash acquired	—	(127)
Change in restricted cash	(6)	(85)

Net cash provided by (used in) investing activities	(113,122)	(31,224)

Cash flows from financing activities
Capital contribution received from investor in Parent	93,217	—
Tax distributions to Parent for partners	(23,665)	(30,644)
Other cash distributions to Parent	(2,268)	(21,783)

Net cash provided by (used in) financing activities	67,284	(52,427)

Effect of exchange rate fluctuations on cash and cash equivalents	494	293
Net increase (decrease) in cash and cash equivalents	65,391	(103,262)
Cash and cash equivalents, beginning of year	120,232	223,494

Cash and cash equivalents, end of year	$185,623	$120,232

Supplemental cash flow disclosure:
Cash paid for income taxes	$2,859	$2,548

See notes to the Combined Financial Statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Combined Statements of Changes in Parent Company Equity

(dollars in thousands)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
Balance as of January 1, 2011	$147,882	$(531)	$147,351
Net income (loss)	(8,530)	—	(8,530)
Other comprehensive income	—	183	183
Net cash distributions to Parent	(52,427)	—	(52,427)
Equity-based compensation	24,371	—	24,371
Equity-based contributions to joint venture and Parent's advisory board	1,227	—	1,227

Balance as of December 31, 2011	112,523	(348)	112,175
Net income (loss)	35,222	—	35,222
Other comprehensive income	—	511	511
Net cash contributions from Parent	67,284	—	67,284
Equity-based compensation	41,224	—	41,224
Equity-based contributions to joint venture and Parent's advisory board	3,692	—	3,692

Balance as of December 31, 2012	$259,945	$163	$260,108

See notes to the Combined Financial Statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements

(dollars in thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

        The accompanying Combined Financial Statements include the historical carved out accounts and operations of the Advisory business (the "Company", "we," "our," or "us") of Moelis & Company Holdings LP (the "Parent" or "Old Holdings"). The Parent is a Delaware limited partnership that commenced operations originally as a limited liability company on May 1, 2007 and was converted to a limited partnership on July 1, 2011. The general partner of the Parent is Moelis & Company Holdings GP LLC. The sole member of Moelis & Company Holdings GP LLC is Moelis & Company Manager LLC ("Manager"), which is wholly-owned by certain co-founding partners. The Company's activities as an investment banking advisory firm constitute a single business segment offering clients, including corporations, governments and financial sponsors, a range of advisory services with expertise across all major industries in mergers and acquisitions, recapitalizations and restructurings and other corporate finance matters.

        Basis of Presentation—The Combined Financial Statements of the Company include only those accounts attributable to the Advisory business which include certain accounts and allocations from the Parent and the following subsidiaries:

  •
  Moelis & Company LLC ("Moelis"), a Delaware limited liability company, a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

  •
  Moelis & Company International Holdings LLC ("Moelis International"), a Delaware limited liability company, owns the following entities:

  •
  Moelis & Company UK LLP ("Moelis UK"), a limited liability partnership registered under the laws of England and Wales and authorized by the Financial Services Authority ("FSA") to conduct independent, regulated activities as a Corporate Finance Firm (exempt CAD). In addition to the United Kingdom, Moelis UK maintains operations through the following subsidiaries and branches:

  •
  Moelis & Company France SAS (French subsidiary)

  •
  Moelis & Company Europe Limited, Frankfurt am Main (German branch)

  •
  Moelis & Company UK LLP, DIFC (Dubai branch)

  •
  50% of Moelis Australia Holdings PTY Limited ("Moelis Australia Holdings"), a joint venture with Magic Trust Trustee PTY Limited (the "Trust").

  •
  Moelis & Company Asia Limited ("Moelis Asia"), a limited company incorporated in Hong Kong licensed under the Hong Kong Securities and Futures Ordinance to provide financial advisory services. In addition to Hong Kong, Moelis Asia maintains operations in Beijing China through Moelis & Company Consulting (Beijing) Company Limited.

  •
  Moelis & Company India Private Limited, a private limited company incorporated in Mumbai, India.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The Company prepared the accompanying Combined Financial Statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Combined Financial Statements include the combined operations, assets and liabilities of the Company.

        In addition to the revenues, expenses, assets and liabilities that are specifically identifiable to the Company, certain expenses have been allocated from the Parent based on the most relevant measure, typically headcount. Management believes the assumptions and allocations underlying the Combined Financial Statements are reasonable and appropriate. However, the Combined Financial Statements are not necessarily representative of the financial statements had the Company operated independent of the Parent for the historical periods presented.

        All intercompany balances and transactions within the Company have been eliminated.

        Cash and Cash Equivalents—Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of December 31, 2012, the Company had cash equivalents of $157,978 (December 31, 2011: $84,550) invested primarily in U.S. treasury bills and government securities money market funds. Additionally, as of December 31, 2012 the Company had cash of $27,645 (December 31, 2011: $35,682) maintained in U.S. and non-U.S. bank accounts, of which some account balances exceeded the FDIC coverage limit of $250.

        Restricted Cash—The Company held cash of $774 and $741 as of December 31, 2012 and December 31, 2011, respectively, in restricted collateral accounts deposited in connection with corporate credit card programs.

        Receivables—The accompanying Combined Statements of Financial Condition presents accounts receivable balances net of allowance for doubtful accounts based on the Company's assessment of the collectability of customer accounts.

        The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover losses that may be incurred. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable and recoverable expense balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company.

        Deferred Compensation—Deferred compensation costs represent arrangements with certain employees whereby cash payments are subject to a required period of service subsequent to payment by the Company. These amounts are charged to expenses over the period that the employee is required to provide services in order to vest in the payment.

        Financial Instruments at Fair Value—Fair value is generally based on quoted prices, however if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected by a number of factors, including the type of instrument, the characteristics specific to the instrument,

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

and the state of the marketplace (including the existence and transparency of transactions between market participants). Financial instruments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

        Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

  Level 1—Quoted prices (unadjusted) are available in active markets for identical instruments that the Company has the ability to access as of the reporting date. The Company, to the extent that it holds such instruments, does not adjust the quoted price for these instruments, even in situations where the Company holds a large position and a sale could reasonably affect the quoted price.

  Level 2—Pricing inputs are observable for the instruments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies.

  Level 3—Pricing inputs are unobservable for the instruments and include situations where there is little, if any, market activity for the investments. The inputs into the determination of fair value require significant judgment or estimation by the Company's management.

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the instrument.

        For level 3 investments where pricing inputs are unobservable and limited market activity exists, management's determination of fair value is based on the best information available, may incorporate management's own assumptions and involves a significant degree of judgment.

        Investment in Joint Venture—The Company accounts for its investment in Moelis Australia Holdings under the equity method of accounting as the Company does not control the entity but jointly controls Moelis Australia Holdings with the Trust. The Company reflects its investment in investment in joint venture on the accompanying Combined Statements of Financial Condition. The investment reflects the Company's share of contributions made to, distributions received from, and the equity earnings and losses of, the joint venture. The Company reflects its share of gains and losses of the joint venture in income (loss) from equity method investments in the Combined Statements of Operations.

        Equipment and Leasehold Improvements—Equipment consists primarily of office equipment, computer equipment, and furniture and fixtures and is stated at cost less accumulated depreciation, which is determined using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost less accumulated amortization, which is determined using the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

        Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and related

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accumulated depreciation or amortization are removed from the Combined Statements of Financial Condition and any gain or loss is reflected in the Combined Statements of Operations.

        Revenue and Expense Recognition—The Company recognizes revenues from providing advisory services for corporate finance transactions when earned. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Underwriting revenues are recognized when the offering of an underwriting transaction is deemed complete and is presented net of related expenses. Deferred revenues are recorded for fees received that have not yet been earned. Expenses are recorded on the Combined Statements of Operations, net of client reimbursements. Reimbursable expenses billed to clients totaled $11,471 for the year ended December 31, 2012 (2011: $8,093).

        Equity-based Compensation—The Company recognizes the cost of partner and non-partner employee services received in exchange for an equity instrument award. The cost is based on its grant-date fair value amortized over the service period required by the award's vesting terms. The measurement of the grant-date fair value requires the Company's Parent to make estimates about its future operating results and the appropriate risk-adjusted discount rates. The methods used to estimate the fair value of equity-based compensation generally include the market approach and the income approach, each of which involve a significant degree of judgment. Under the market approach, fair value is determined with reference to observable valuation measures for comparable companies (e.g., multiplying a key performance metric of the comparable company by a relevant valuation multiple—adjusted for differences between the Company's Parent and the referenced comparable). Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current expectations about those future amounts. These estimates could change in the future and have a material impact on the estimate of the fair value. The Company recognizes such amounts in compensation and benefits expenses on the accompanying Combined Statements of Operations and as an increase to Parent Company Equity on the accompanying Combined Statements of Financial Condition and in the accompanying Combined Statements of Changes in Parent Company Equity. See Note 8 for further discussion.

        Income Taxes—The Company's operating results were included in the Parent's U.S. federal and state income tax returns, as well as the tax filings for non-U.S. jurisdictions. For purposes of the Company's Combined Financial Statements, provision for income taxes and deferred tax balances have been calculated as if the Company completed its tax returns on a stand-alone basis separate from the Parent ("Separate Return Method"). The Separate Return Method applies the accounting guidance for income taxes to the Combined Financial Statements as if the Company were a separate taxpayer and a stand-alone enterprise from its Parent for the periods presented.

        The Company is comprised of entities that are organized as limited liability companies and limited partnerships. For federal income tax purposes, the Company is a pass-through entity. Accordingly, no federal income taxes are assessed at the Company level. Federal income tax law and regulations require the partners to report their allocable share of the Company's taxable income or loss in their respective tax returns. Certain foreign, state and local tax authorities levy taxes on the Company based on its income.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The Company will continue to review the conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes, such change in estimate will be recorded in the period in which such determination is made. The Company reports income tax-related interest and penalties, if applicable, as a component of income tax expense. For the years ended December 31, 2012 and 2011, no such amounts were recognized.

        Foreign Currency Translation—Assets and liabilities held in non-U.S. dollar denominated (functional) currencies are translated into U.S. dollars at exchange rates in effect at the end of the reporting period. Revenues and expenses are translated at average exchange rates during the reporting period. A charge or credit is recorded to other comprehensive income to reflect the translation of these amounts to the extent the non-U.S. currency is designated the functional currency of the subsidiary. Non-functional currency related transaction gains and losses are immediately recorded in the Combined Statements of Operations.

        Use of Estimates—The preparation of Combined Financial Statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

        In preparing the Combined Financial Statements, management makes estimates and assumptions regarding:

  •
  the adequacy of the allowance for doubtful accounts;

  •
  the realization of deferred taxes;

  •
  measurement of equity-based compensation; and

  •
  other matters that affect the reported amounts and disclosures of contingencies in the financial statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2011, the FASB issued ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05"). ASU 2011-05 provides amendments to ASC No. 220 "Comprehensive Income", which require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The amendments in this update are effective retrospectively for fiscal years and interim periods within those years, beginning after December 15, 2012 for non-public entities, with early adoption permitted. The Company has adopted this update and has presented separate Combined Statements of Comprehensive Income in these Combined Financial Statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

3. RECENT ACCOUNTING PRONOUNCEMENTS (Continued)

        In May 2011, the FASB issued ASU No. 2011-04, "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"). ASU 2011-04 provides amendments to ASC No. 820 "Fair Value Measurement", which results in a consistent definition of fair value and common requirements for measurement of and disclosure of fair value between U.S. GAAP and IFRS. Certain amendments clarify the FASB's intent about the application of existing fair value measurement requirements, while others change a particular requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this update are effective prospectively for annual periods beginning after December 15, 2011. The adoption of this update did not have a material impact on the Company's Combined Financial Statements.

4. BUSINESS CHANGES AND DEVELOPMENTS

Acquisition of Asia Pacific Advisors

        On April 12, 2011, the Company acquired Asia Pacific Advisers ("APA"), an independent financial advisory firm based in Hong Kong. The transaction was approved by the Hong Kong Securities and Futures Commission. APA's name was changed to Moelis & Company Asia Limited.

        The total consideration paid for APA was $127 and was allocated to the net liabilities assumed of $380 and the identifiable intangible customer relationships acquired of $507. The customer relationship asset is being amortized over its useful life of three years.

        Expenses associated with the amortization of the customer relationships for the year ended December 31, 2012 were $168 and were included in depreciation and amortization in the Combined Statements of Operations. Expenses associated with the amortization of the customer relationships for the period April 12, 2011 through December 31, 2011 were $127 and were included in depreciation and amortization in the Combined Statements of Operations.

        In connection with the acquisition of APA, the Company paid cash of $2,250 and agreed to a profit sharing arrangement with certain individuals who became employees of the Company at the acquisition date. The upfront cash paid and profit sharing payouts are contingent upon continuing employment over a service period beginning on the date of acquisition through December 31, 2013. For the year ended December 31, 2012, the Company recorded $820 related to such payout in compensation and benefits expenses in the Combined Statements of Operations. For the period April 12, 2011 through December 31, 2011, the Company recorded $614 related to such payout in compensation and benefits expenses in the Combined Statements of Operations.

Investment in Joint Venture

        On April 1, 2010, the Company entered into a 50-50 joint venture in Moelis Australia Holdings, investing a combination of cash and certain net assets of its wholly-owned subsidiary, Moelis Australia, in exchange for its interests. The remaining 50% is owned by an Australian trust established by and for the benefit of Moelis Australia senior executives.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

4. BUSINESS CHANGES AND DEVELOPMENTS (Continued)

        On April 1, 2011, the Parent contributed its equity to Moelis Australia Holdings (or the "Joint Venture"), which in turn granted equity awards to its employees in return for providing future employment related services. These units generally vest over an eight year service period and are recorded as compensation expenses on Moelis Australia Holdings' financial statements. As the recipients are not employees of the Company, but rather employees of the Joint Venture, the Company recognizes the entire expense associated with these awards based on the fair value re-measured at each reporting period and amortized over the vesting period. For the year ended December 31, 2012, the Company recognized $2,937 in additional parent company equity, $1,469 in investment in joint venture and $1,469 in other expenses relating to the contribution of these equity awards in the Combined Financial Statements. For the year ended December 31, 2011, the Company recognized $1,065 in additional parent company equity, $532 in investment in joint venture and $532 in other expenses relating to the contribution of these equity awards in the Combined Financial Statements.

        In March 2012, Moelis Australia Holdings paid a dividend to the Company in the amount of $750. This dividend was treated as a return on investment in joint venture in the Combined Financial Statements.

        Summary financial information related to Moelis Australia Holdings for 2012 and 2011 is as follows:

	December 31,
	2012	2011
Total assets	$40,274	$41,990
Total liabilities	(18,432)	(20,895)

Net equity	$21,842	$21,095

	For the Year ended December 31,
	2012	2011
Total revenues	$35,818	$52,342
Total expenses	(37,133)	(40,868)

Net income (loss)	$(1,315)	$11,474

Ownership percentage	50%	50%
Income (loss) from equity method investments	$(658)	$5,737

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

        Equipment and leasehold improvements, net consist of the following:

		December 31,
	Useful lives	2012	2011
Office equipment	3 Years	$6,557	$5,281
Furniture and fixtures	7 Years	1,756	1,465
Leasehold improvements	5 - 60 Months	4,534	2,456

Total		12,847	9,202
Less accumulated depreciation and amortization		(7,061)	(4,755)

Equipment and leasehold improvements, net		$5,786	$4,447

        Depreciation and amortization expenses for fixed assets totaled $2,306 and $1,959 for the years ended December 31, 2012 and 2011, respectively.

6. FAIR VALUE MEASUREMENTS

        The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value. See Note 2 for further information on the Company's fair value hierarchy.

        The following tables summarize the levels of the fair value hierarchy into which the Company's financial assets and liabilities fall as of December 31, 2012:

Financial assets:	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents:
Government securities money market	$22,685	$—	$22,685	$—
U.S. treasury bills	135,293	135,293	—	—
Investments:
U.S. treasury bills	50,995	50,995	—	—
Bank time deposit	88,143	—	88,143	—

Total investments in securities	139,138	50,995	88,143	—

Total financial assets	$297,116	$186,288	$110,828	$—

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

6. FAIR VALUE MEASUREMENTS (Continued)

        The following table summarizes the levels of the fair value hierarchy into which the Company's financial assets fall as of December 31, 2011:

Financial assets:	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents:
Government securities money market	$84,550	$—	$84,550	$—
Investments:
U.S. Treasury Bills	29,999	29,999	—	—

Total investments in securities	29,999	29,999	—	—

Total financial assets	$114,549	$29,999	$84,550	$—

        The Company's methodology for reclassifications impacting the fair value hierarchy is that transfers in / out of the respective category are reported at the fair value as of the beginning of the year in which the reclassification occurred. The changes in the Company's investments classified as Level 3 are as follows for the year ended December 31, 2011.

Private Equity
January 1, 2011	$1,080
Transfers Out(1)	(1,080)

December 31, 2011	$—

(1)
This Level 3 investment became publicly traded during the year and, as a result, was transferred out of Level 3 and into Level 1. Subsequent to the investment's initial public offering, the Company sold its position and no longer holds an investment in this entity as of December 31, 2011.

        There were no transfers between Level 1 and Level 2 during the years ended December 31, 2012 and 2011.

Investment Risk Factors and Concentration of Investments

        The Company's financial instruments are subject to the following risk factors:

  Market Risk

        Market risk represents the loss that can be caused by a change in the fair value of a financial instrument.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

6. FAIR VALUE MEASUREMENTS (Continued)

  Currency Risk

        The Company is exposed to the risk that the exchange rate of the U.S. dollar relative to other currencies may have an adverse effect on the reported value of the Company's non-U.S. dollar denominated or based assets and liabilities.

7. INCOME TAXES

        The following table presents the U.S. and non-U.S. components of income (loss) before income tax expense:

	December 31,
	2012	2011
U.S.	$46,313	$25,610
Non-U.S.	(8,593)	(30,498)

Income (loss) before income taxes	$37,720	$(4,888)

        The current and deferred components of the income tax provision for the years ended December 31, 2012 and 2011 are as follows:

	December 31,
	2012	2011
Current income taxes:
Federal	$—	$—
State and Local	2,454	2,078
Foreign	328	—

	$2,782	$2,078
Deferred income taxes:
Federal	$—	$—
State and Local	(55)	(344)
Foreign	(229)	1,908

Total	$2,498	$3,642

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

7. INCOME TAXES (Continued)

        The total provision for income taxes differs from the amount which would be computed by applying the appropriate statutory tax rate to income before income taxes as follows:

	December 31,
	2012	2011
Reconciliation of federal statutory tax rates
U.S. statutory tax rate	35.00%	35.00%
Increase (decrease) due to state and local taxes	6.36%	(35.46)%
Rate benefit as a U.S. limited partnership/flow through	(43.03)%	224.44%
Valuation allowances on foreign losses	1.92%	(90.31)%
Foreign tax rate differential	3.73%	(81.13)%
Foreign permanent differences	2.64%	(127.05)%

Effective income tax rate	6.62%	(74.51)%

        Deferred income taxes reflect the net effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and tax purposes. The significant components of deferred tax assets and liabilities included on the Company's Combined Statements of Financial Condition are as follows:

	December 31,
	2012	2011
Net operating loss	$5,138	$4,414
Accrued expenses and other	819	535

	5,957	4,949
Valuation allowance	(5,138)	(4,414)

Net Deferred tax asset	$819	$535

        As of December 31, 2012, the Company had accumulated net foreign operating loss carryforwards related to our international operations of approximately $22,748. At December 31, 2012, the Company's management concluded that a valuation allowance should be established with regard to the tax benefits associated with certain foreign net operating losses, as it is more likely than not that these losses will not be fully utilized in future years.

        Foreign withholding taxes are not provided for on the undistributed earnings of foreign subsidiaries that are essentially permanent in nature. There were no significant foreign undistributed earnings at December 31, 2012 and 2011.

        The Company is subject to taxation in certain U.S., state, local, and foreign jurisdictions. As of December 31, 2012, the Parent's tax years for 2010, 2011, and 2012 are subject to examination by the tax authorities.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

8. EQUITY-BASED COMPENSATION

        The Parent's ownership structure is comprised of common partners holding units ("Common Units") and employees holding units ("Management Units"), which collectively represent the partnership interests in the Parent and evidence the right to receive distributions and allocations of net profits and losses (and items thereof) as defined in the Parent Limited Partnership Agreement, as amended and restated from time to time.

        The common partners contributed capital to the Parent and are not subject to vesting. Upon joining the Parent, certain partners were granted Management Units. Management Units provided upon joining the Company generally vest over eight years beginning on the grant date as follows:

Years 1 through 4	0%
End of year 5	50%
End of year 6	66 2/3%
End of year 7	83 1/3%
End of year 8	100%

        In addition, Management Units are granted as part of certain partner's incentive arrangements. Management Units granted as part of a partner's incentive arrangements generally vest over five years as follows:

Years 1 and 2	0%
End of year 3	33 1/3%
End of year 4	33 1/3%
End of year 5	33 1/3%

        Certain non-partner employees are granted Management Units as part of their incentive arrangements. These units generally vest ratably over four years.

        Management Units granted to partners and non-partner employees identified as working for the Company are treated as a form of equity-based compensation and reported on the Combined Statements of Operations in compensation and benefits and on the Combined Statements of Financial Condition in parent company equity. Compensation expenses on unvested units are calculated based on the grant date fair value of a Management Unit amortized over the vesting period. Additionally, the calculation of compensation expenses on unvested Management Units assumes a forfeiture rate of 3% annually for partners and 5% annually for non-partner employees based upon expected turnover. For the years ended December 31, 2012 and 2011, the Company recognized compensation expenses of $41,224 and $24,371, respectively in relation to equity-based awards. As of December 31, 2012, there were $110,964 of unrecognized compensation expenses related to unvested awards. The Company expects to recognize the value to be vested over a weighted-average period of 2.2 years, using the graded attribution method, which treats each vesting portion as a separate award.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

8. EQUITY-BASED COMPENSATION (Continued)

        The activity related to the Management Units provided to partner and non-partner employees for the periods ended December 31, 2012 and 2011 is set forth below:

	Units	Weighted average fair value at grant
Outstanding at January 1, 2011	745,152	$115.29
Granted	75,569	824.89
Forfeited	(19,329)	143.57

Outstanding at December 31, 2011	801,392	181.59
Granted	61,837	1,133.71
Forfeited	(8,226)	1,003.46

Outstanding at December 31, 2012	855,003	242.55

        As of December 31, 2012 and December 31, 2011, 12,094 and 12,765 Rights, respectively, were outstanding. The Rights exist to enhance the Company's ability to attract and retain certain employees. The Rights provide grantees with the opportunity to participate in the increased value of the Parent's equity, contingent upon a sale of the Parent or other defined liquidity event. Employees forfeit their Rights upon termination of employment for any reason. As of December 31, 2012, the Company determined that it is not probable that the contingency will occur. Accordingly, no compensation expenses have been recorded related to these Rights for the periods ended December 31, 2012 and 2011.

9. CAPITAL CONTRIBUTION

        The Parent entered into an agreement (the "Strategic Alliance Agreement") with Sumitomo Mitsui Banking Corporation ("SMBC") and SMBC Nikko Securities Inc. ("SMBC Nikko") to strengthen their existing business alliance and for SMBC to invest $93,217 in the Parent. Under the terms of the Strategic Alliance Agreement, the Parent, SMBC and SMBC Nikko focus on providing cross-border M&A and other advisory services to Japanese companies. The funding of the investment closed on February 17, 2012.

10. RELATED-PARTY TRANSACTIONS

        Aircraft—On April 21, 2010, Manager acquired an aircraft with funds received solely from its managing member. Manager is obligated to bear all depreciation and other costs of operating the aircraft related to uses other than for the Company's business. As the aircraft is typically used for Company business purposes, the Company in the ordinary course advances Manager amounts related to the aircraft's operating costs. As of December 31, 2012, $211 was due from Manager to the Company (December 31, 2011: $484). Such amounts are included in other receivables on the Combined Statements of Financial Condition. To the extent the Company utilizes the aircraft for business, the Company is obligated to incur such expenses.

        Promissory Notes—As of December 31, 2012, the Company held unsecured promissory notes from employees aggregating $1,214 (December 31, 2011: $864) which are reflected in other receivables on

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

10. RELATED-PARTY TRANSACTIONS (Continued)

the Combined Statements of Financial Condition. The notes bear interest at fixed and variable rates (range of 4.00%-4.75% as of December 31, 2012) and mature on various dates through February 28, 2015. During the years ended December 31, 2012 and 2011, the Company received $56 and $157, respectively of principal repayments and recognized interest income of $43 and $40 on these notes, which is included in other income and expenses on the Combined Statements of Operations.

        Allocated Expenses—In most cases, corporate overhead expenses specific to the Advisory business were both identifiable and quantifiable, and allocated directly to the Company. The remaining corporate overhead expenses were allocated to the Company based on usage or the relative proportion of the Company's headcount to that of the Parent.

        Management believes the assumptions and allocations underlying the Combined Financial Statements are reasonable and appropriate. However, the Combined Financial Statements are not necessarily representative of the financial statements had the Company been operated independent of the Parent for historical periods presented.

        Moelis Capital Partners—As of December 31, 2012 the Company had a net balance due from (to) Moelis Capital Partners of $402 (December 31, 2011: $(655)), which is reflected in other receivables (liabilities) on the Combined Statements of Financial Condition. This balance, which was allocated to the Company from the Parent, consists of the net balance due from (to) Moelis Capital Partners LLC (an entity not involved in the Advisory business and therefore not included in the Combined Financial Statements but owned by the Parent) for cash expenditures or contributions made by the Parent on behalf of Moelis Capital Partners, net of cash distributions made to the Parent by Moelis Capital Partners.

        Joint Venture—As of December 31, 2012 the Company had a net balance due to the Joint Venture (see Note 4) of $263 (December 31, 2011: $163), which is reflected in other liabilities on the Combined Statements of Financial Condition. This balance consists of amounts due to the Joint Venture for advisory services performed and billable expenses incurred on behalf of the Company during the period, offset by expenses paid by the Company on behalf of the Joint Venture. This relationship between the Company and the Joint Venture is governed by a service agreement between the Joint Venture and the Parent.

        Moelis Holdings Feeder, Inc.—As of December 31, 2012 the Company had a net balance due from Moelis Holdings Feeder, Inc. ("Feeder") of $286 (December 31, 2011: $16), which is reflected in other receivables on the Combined Statements of Financial Condition. Feeder is a holding company through which certain external investors have invested in the Parent. This balance, which was allocated to the Company from the Parent, consists of amounts due from Feeder for administrative expenses and tax distributions made by the Parent on behalf of the external investors.

11. REGULATORY REQUIREMENTS

        Under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250. At December 31, 2012, Moelis had net capital of $133,620, which was $133,370 in excess of its required net capital.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

11. REGULATORY REQUIREMENTS (Continued)

        At December 31, 2011, Moelis had net capital of $89,362, which was $89,112 in excess of its required net capital.

        Moelis does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt under Section (k)(2)(ii) of SEC Rule 15c3-3.

        At December 31, 2012, the aggregate regulatory net capital of Moelis UK was $27,337 which exceeded the minimum requirement by $27,270. At December 31, 2011, the aggregate regulatory net capital of Moelis UK was $18,118, which exceeded the minimum requirement by $18,053.

12. COMMITMENTS AND CONTINGENCIES

        Bank Line of Credit—The Company maintains an unsecured revolving credit facility and as of December 31, 2012, the commitment amount was $15,000 and matured on June 30, 2013.

        Borrowings on the facility bore interest at the greater of a fixed rate of 3.50% per annum or at the borrower's option of (i) LIBOR plus 1% or (ii) Prime minus 1.50%. As of and for the years ended December 31, 2012 and 2011, the Company had no borrowings under the credit facility.

        As of December 31, 2012, the Company's available credit under this facility was $5,320 as a result of the issuance of an aggregate amount of $9,680 of various standby letters of credit, which were required in connection with certain office lease and other agreements. The Company incurs a 1% per annum fee on the outstanding balances of issued letters of credit.

        Effective June 12, 2013, the revolving credit facility terms were modified and the total commitment amount has been increased to $25,000 and maturity extended to June 30, 2015.

        Leases—The Company leases office space under operating leases with expiration dates that extend through 2021. During the years ended December 31, 2012 and 2011, the Company incurred rent expense relating to its operating leases of $11,633 and $9,654, respectively.

        The future minimum rental payments required under the operating leases in place at December 31, 2012 are as follows:

Fiscal year ended	Amount
2013	$12,274
2014	11,055
2015	9,317
2016	8,813
2017	8,946
Thereafter	29,458

Total	$79,863

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

12. COMMITMENTS AND CONTINGENCIES (Continued)

        Contractual Arrangements—In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide indemnification for specified losses, including certain indemnification of certain officers, directors and employees.

        Joint Venture Put and Call Options—In connection with the Company's Joint Venture in Moelis Australia Holdings, the Company granted a put option in April 2010 enabling the principal executive to sell his shares held in the Joint Venture back to the Company at fair value upon certain defined exit events. The put option cannot be exercised prior to March 2015, except in the event of death or disability of the principal executive. If the Parent is public and the put option is exercised, the Company will be required to pay 50% of the purchase price immediately and the remaining balance within 18 months (in cash or listed stock). If the Parent is not public and the put option is exercised, the Company will be required to pay 25% of the purchase price immediately and the remaining balance in installments over an additional 9 - 36 months depending upon the size of the final purchase price. In addition, since April 2010, the Company has held a call option to purchase the shares from the Trust at fair value with payment terms equal to those called for under the put option.

        Legal—There are no legal actions pending or, to management's knowledge, threatened against the Company or any of its combined entities other than ordinary course of business actions that we believe will not have a material adverse effect on our business or financial statements.

        The Company recorded $5,000 in other expenses on the Combined Statements of Operations for the year ended December 31, 2011 attributable to a legal settlement related to a fairness opinion we rendered in connection with the sale of a company. The $5,000 settlement was paid subsequent to year end.

13. EMPLOYEE BENEFIT PLANS

        The Parent covers substantially all salaried employees of the Company with a defined contribution 401(k) plan (or "Plan"). Each salaried employee of the Company who has attained the age of 21 is eligible to participate in the Plan on their first day of employment. Any employer contributions to the Plan are entirely at the discretion of the Company. During the years ended December 31, 2012 and 2011, the Company incurred expenses of $1,042 and $1,276, respectively, relating to employer matching contributions made to the Plan.

14. BUSINESS INFORMATION

        The Company's activities as an investment banking advisory firm constitute a single business segment offering clients, including corporations, governments and financial sponsors, a range of advisory services with expertise across all major industries in mergers and acquisitions, recapitalizations and restructurings and other corporate finance matters.

        We do not allocate our revenue by the type of advice we provide because of the complexity of the transactions on which we may earn revenue and our comprehensive approach to client service. For example, a restructuring engagement may evolve to require a sale of all or a portion of the client,

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Combined Financial Statements (Continued)

(dollars in thousands)

14. BUSINESS INFORMATION (Continued)

M&A assignments can develop from relationships established on prior restructuring engagements and capital markets expertise can be instrumental on both M&A and restructuring assignments.

        In 2012 and 2011, there were no advisory clients that accounted for more than 10% of total revenues. Since the financial markets are global in nature, the Company generally manages its business based on the operating results of the enterprise taken as whole, not by geographic region. The following table sets forth the geographical distribution of revenues and assets based on the location of the office that generates the revenues or holds the assets, and therefore may not be reflective of the geography in which our clients are located.

	As of and for the Years Ended December 31,
	2012	2011
Revenues:
United States	$302,852	$224,689
Rest of World	83,019	43,335

Total	$385,871	$268,024

Assets:
United States	$333,064	$157,342
Rest of World	69,604	47,587

Total	$402,668	$204,929

15. SUBSEQUENT EVENTS

        On July 25, 2013, a dividend distribution of $35,389 was granted to Unit holders of the Parent as of the distribution date.

        Management has evaluated the impact of all subsequent events on the Company through January 17, 2014, which is the date that these financials were available to be issued. As a result of that evaluation, we have determined that there were no additional subsequent events requiring recognition or disclosure in the financial statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Condensed Combined Statements of Financial Condition (Unaudited)

(dollars in thousands)

	As of September 30, 2013	As of December 31, 2012
Assets
Cash and cash equivalents	$160,852	$185,623
Restricted cash	778	774
Receivables:
Accounts receivable, net of allowance for doubtful accounts of $550 and $1,746 as of 2013 and 2012, respectively	34,353	37,651
Other receivables, net of allowance for doubtful accounts of $4,398 and $2,673 as of 2013 and 2012, respectively	18,792	9,811

Total receivables	53,145	47,462
Deferred compensation	5,140	6,314
Investments at fair value (cost basis $87,064 and $139,136 as of 2013 and 2012, respectively)	85,955	139,138
Investment in joint venture	11,142	10,371
Equipment and leasehold improvements, net	5,432	5,786
Intangible assets, net of accumulated amortization of $423 and $296 as of 2013 and 2012, respectively	84	211
Deferred tax asset	1,511	819
Prepaid expenses and other assets	10,106	6,170

Total assets	$334,145	$402,668

Liabilities and Parent Company Equity
Compensation payable	47,384	119,936
Accounts payable and accrued expenses	13,776	13,924
Deferred revenue	1,701	2,649
Other liabilities	8,321	6,051

Total liabilities	71,182	142,560

Commitments and Contingencies (See Note 11)
Parent company investment	262,444	259,945
Accumulated other comprehensive income	519	163

Total parent company equity	262,963	260,108

Total liabilities and parent company equity	$334,145	$402,668

See notes to the Condensed Combined Financial Statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Condensed Combined Statements of Operations (Unaudited)

(dollars in thousands)

	For the Nine Months Ended September 30,
	2013	2012
Revenues	$257,091	$259,563
Expenses
Compensation and benefits	166,952	195,991
Occupancy	10,542	10,399
Professional fees	8,887	7,151
Communication, technology and information services	9,885	9,919
Travel and related expenses	12,110	10,569
Depreciation and amortization	1,743	1,822
Other expenses	10,513	11,915

Total expenses	220,632	247,766

Operating income	36,459	11,797
Other income and expenses	(968)	183
Income (loss) from equity method investments	2,588	(2,117)

Income before income taxes	38,079	9,863
Provision for income taxes	1,782	719

Net income	$36,297	$9,144

See notes to the Condensed Combined Financial Statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Condensed Combined Statements of Comprehensive Income (Unaudited)

(dollars in thousands)

	For the Nine Months Ended September 30,
	2013	2012
Net income	$36,297	$9,144
Foreign currency translation adjustment, net of tax	356	513

Other comprehensive income	356	513

Comprehensive income	$36,653	$9,657

See notes to the Condensed Combined Financial Statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Condensed Combined Statements of Cash Flows (Unaudited)

(dollars in thousands)

	For the Nine Months Ended September 30,
	2013	2012
Cash flows from operating activities
Net income	$36,297	$9,144
Adjustments to reconcile combined net income to net cash provided by (used in) operating activities:
Bad debt expense	1,211	2,467
Depreciation and amortization	1,743	1,822
Amortization of compensation associated with acquisition	614	614
(Income) loss from equity method investments	(2,588)	2,117
Equity-based compensation	34,810	29,934
Deferred tax provision	(692)	(213)
Other	2,451	1,819
Changes in assets and liabilities:
Accounts receivable	3,151	(14,202)
Other receivables	(10,996)	(7,962)
Prepaid expenses and other assets	(3,904)	1,270
Deferred compensation	1,152	(1,031)
Compensation payable	(72,567)	9,100
Accounts payable and accrued expenses	(163)	2,753
Deferred revenue	(939)	2,021
Dividends received	2,375	750
Other liabilities	2,270	(2,217)

Net cash provided by (used in) operating activities	(5,775)	38,186

Cash flows from investing activities
Purchase of investments	(148,059)	(126,188)
Proceeds from sales of investments	200,143	68,059
Note payments received from employees	383	56
Purchase of equipment and leasehold improvements	(1,251)	(3,213)
Change in restricted cash	(4)	(4)

Net cash provided by (used in) investing activities	51,212	(61,290)

Cash flows from financing activities
Capital contribution received from investor in Parent	—	93,217
Tax distributions to Parent for partners	(39,472)	(23,553)
Dividend distributions to Parent for partners	(35,389)	—
Other cash contributions from Parent	4,578	2,504

Net cash provided by (used in) financing activities	(70,283)	72,168

Effect of exchange rate fluctuations on cash and cash equivalents	75	627
Net increase (decrease) in cash and cash equivalents	(24,771)	49,691
Cash and cash equivalents, beginning of year	185,623	120,232

Cash and cash equivalents, end of year	$160,852	$169,923

Supplemental cash flow disclosure
Cash paid for income taxes	$1,422	$768

See notes to the Condensed Combined Financial Statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Condensed Combined Statements of Changes in Parent Company Equity (Unaudited)

(dollars in thousands)

	Parent Company Investment	Accumulated Other Comprehensive Income (Loss)	Total Parent Company Equity
Balance as of January 1, 2013	$259,945	$163	$260,108
Net income (loss)	36,297	—	36,297
Other comprehensive income	—	356	356
Net cash distributions to Parent	(70,283)	—	(70,283)
Equity-based compensation	34,810	—	34,810
Equity-based contributions to joint venture and Parent's advisory board	1,675	—	1,675

Balance as of September 30, 2013	$262,444	$519	$262,963

Balance as of January 1, 2012	112,523	(348)	112,175
Net income (loss)	9,144	—	9,144
Other comprehensive income	—	513	513
Net cash contributions from Parent	72,168	—	72,168
Equity-based compensation	29,934	—	29,934
Equity-based contributions to joint venture and Parent's advisory board	3,039	—	3,039

Balance as of September 30, 2012	$226,808	$165	$226,973

See notes to the Condensed Combined Financial Statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements

(dollars in thousands)

1. ORGANIZATION AND BASIS OF PRESENTATION

        The accompanying Condensed Combined Financial Statements include the historical carved out accounts and operations of the Advisory business (the "Company", "we," "our," or "us") of Moelis & Company Holdings LP (the "Parent" or "Old Holdings"). The Parent is a Delaware limited partnership that commenced operations originally as a limited liability company on May 1, 2007 and was converted to a limited partnership on July 1, 2011. The general partner of the Parent is Moelis & Company Holdings GP LLC. The sole member of Moelis & Company Holdings GP LLC is Moelis & Company Manager LLC ("Manager"), which is wholly-owned by certain co-founding partners. The Company's activities as an investment banking advisory firm constitute a single business segment offering clients, including corporations, governments and financial sponsors a range of advisory services with expertise across all major industries in mergers and acquisitions, recapitalizations and restructurings and other corporate finance matters.

        Basis of Presentation—The Condensed Combined Financial Statements of the Company include only those accounts attributable to the Advisory business which include certain accounts and allocations from the Parent and the following subsidiaries:

  •
  Moelis & Company LLC ("Moelis"), a Delaware limited liability company, a registered broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

  •
  Moelis & Company International Holdings LLC, ("Moelis International"), a Delaware limited liability company, owns the following entities:

  •
  Moelis & Company UK LLP ("Moelis UK"), a limited liability partnership registered under the laws of England and Wales and authorized by the Financial Services Authority ("FSA") to conduct independent, regulated activities as a Corporate Finance Firm (exempt CAD). In addition to the United Kingdom, Moelis UK maintains operations through the following subsidiaries and branches:

  •
  Moelis & Company France SAS (French subsidiary)

  •
  Moelis & Company Europe Limited, Frankfurt am Main (German branch)

  •
  Moelis & Company UK LLP, DIFC (Dubai branch)

  •
  50% of Moelis Australia Holdings PTY Limited ("Moelis Australia Holdings"), a joint venture with Magic Trust Trustee PTY Limited (the "Trust").

  •
  Moelis & Company Asia Limited ("Moelis Asia"), a limited company incorporated in Hong Kong licensed under the Hong Kong Securities and Futures Ordinance to provide financial advisory services. In addition to Hong Kong, Moelis Asia maintains operations in Beijing China through Moelis & Company Consulting (Beijing) Company Limited.

  •
  Moelis & Company India Private Limited, a private limited company incorporated in Mumbai, India.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The Company prepared the accompanying Condensed Combined Financial Statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Condensed Combined Financial Statements include the combined operations, assets and liabilities of the Company.

        In addition to the revenues, expenses, assets and liabilities that are specifically identifiable to the Company, certain expenses have been allocated from the Parent based on the most relevant measure, typically headcount. Management believes the assumptions and allocations underlying the Condensed Combined Financial Statements are reasonable and appropriate. However, the Condensed Combined Financial Statements are not necessarily representative of the financial statements had the Company operated independent of the Parent for the historical periods presented.

        All intercompany balances and transactions within the Company have been eliminated.

        Cash and Cash Equivalents—Cash and cash equivalents include all short-term highly liquid investments that are readily convertible to known amounts of cash and have original maturities of three months or less from the date of purchase. As of September 30, 2013, the Company had cash equivalents of $139,339 (December 31, 2012: $157,978) invested primarily in U.S. treasury bills and government securities money market funds. Additionally, as of September 30, 2013 the Company had cash of $21,513 (December 31, 2012: $27,645) maintained in U.S. and non-U.S. bank accounts, of which some account balances exceeded the FDIC coverage limit of $250.

        Restricted Cash—The Company held cash of $778 and $774 as of September 30, 2013 and December 31, 2012, respectively, in restricted collateral accounts deposited in connection with corporate credit card programs.

        Receivables—The accompanying Condensed Combined Statements of Financial Condition presents accounts receivable balances net of allowance for doubtful accounts based on the Company's assessment of the collectability of customer accounts.

        The Company maintains an allowance for doubtful accounts that, in management's opinion, provides for an adequate reserve to cover losses that may be incurred. The Company regularly reviews the allowance by considering factors such as historical experience, credit quality, age of the accounts receivable and recoverable expense balances, and the current economic conditions that may affect a customer's ability to pay such amounts owed to the Company.

        Deferred Compensation—Deferred compensation costs represent arrangements with certain employees whereby cash payments are subject to a required period of service subsequent to payment by the Company. These amounts are charged to expenses over the period that the employee is required to provide services in order to vest in the payment.

        Financial Instruments at Fair Value—Fair value is generally based on quoted prices, however if quoted market prices are not available, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models. The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. Market price observability is affected

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

by a number of factors, including the type of instrument, the characteristics specific to the instrument, and the state of the marketplace (including the existence and transparency of transactions between market participants). Financial instruments with readily-available actively quoted prices or for which fair value can be measured from actively-quoted prices in an orderly market will generally have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

        Financial instruments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

  Level 1—Quoted prices (unadjusted) are available in active markets for identical instruments that the Company has the ability to access as of the reporting date. The Company, to the extent that it holds such instruments, does not adjust the quoted price for these instruments, even in situations where the Company holds a large position and a sale could reasonably affect the quoted price.

  Level 2—Pricing inputs are observable for the instruments, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Fair value is determined through the use of models or other valuation methodologies.

  Level 3—Pricing inputs are unobservable for the instruments and include situations where there is little, if any, market activity for the instruments. The inputs into the determination of fair value require significant judgment or estimation by the Company's management.

        In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the determination of which category within the fair value hierarchy is appropriate for any given investment is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the investment.

        For level 3 investments where pricing inputs are unobservable and limited market activity exists, management's determination of fair value is based on the best information available, may incorporate management's own assumptions and involves a significant degree of judgment.

        Investment in Joint Venture—The Company accounts for its investment in Moelis Australia Holdings under the equity method of accounting as the Company does not control the entity but jointly controls Moelis Australia Holdings with the Trust. The Company reflects its investment in investment in joint venture on the accompanying Condensed Combined Statements of Financial Condition. The investment reflects the Company's share of contributions made to, distributions received from, and the equity earnings and losses of, the joint venture. The Company reflects its share of gains and losses of the joint venture in income (loss) from equity method investments in the Condensed Combined Statements of Operations.

        Equipment and Leasehold Improvements—Equipment consists primarily of office equipment, computer equipment, and furniture and fixtures and is stated at cost less accumulated depreciation, which is determined using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are stated at cost less accumulated amortization, which is determined using

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

        Major renewals and improvements are capitalized and minor replacements, maintenance and repairs are charged to expenses as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation or amortization are removed from the Condensed Combined Statements of Financial Condition and any gain or loss is reflected in the Condensed Combined Statements of Operations.

        Revenue and Expense Recognition—The Company recognizes revenues from providing advisory services for corporate finance transactions when earned. Upfront fees are recognized over the estimated period that the related services are performed. Transaction-related fees are recognized when all services for a transaction have been provided, specified conditions have been met and the transaction closes. Underwriting revenues are recognized when the offering of an underwriting transaction is deemed complete and is presented net of related expenses. Deferred revenues are recorded for fees received that have not yet been earned. Expenses are recorded on the Condensed Combined Statements of Operations, net of client reimbursements. Reimbursable expenses billed to clients totaled $5,750 for the nine months ended September 30, 2013. Reimbursable expenses billed to clients totaled $8,504 for the nine months ended September 30, 2012.

        Equity-based Compensation—The Company recognizes the cost of partner and non-partner services received in exchange for an equity instrument award. The cost is based on its grant-date fair value amortized over the service period required by the award's vesting terms. The measurement of the grant-date fair value requires the Company's Parent to make estimates about its future operating results and the appropriate risk-adjusted discount rates. The methods used to estimate the fair value of equity-based compensation generally include the market approach and the income approach, each of which involve a significant degree of judgment. Under the market approach, fair value is determined with reference to observable valuation measures for comparable companies (e.g., multiplying a key performance metric of the comparable company by a relevant valuation multiple—adjusted for differences between the Company's Parent and the referenced comparable). Under the income approach, fair value is determined by converting future amounts (e.g., cash flows or earnings) to a single present amount (discounted) using current expectations about those future amounts. These estimates could change in the future and have a material impact on the estimate of the fair value. The Company recognizes such amounts in compensation and benefits expenses on the accompanying Condensed Combined Statements of Operations and as an increase to Parent Company Equity on the accompanying Condensed Combined Statements of Financial Condition and in the accompanying Condensed Combined Statements of Changes in Parent Company Equity. See Note 7 for further discussion.

        Income Taxes—The Company's operating results were included in the Parent's U.S. federal and state income tax returns, as well as the tax filings for non-U.S. jurisdictions. For purposes of the Company's Condensed Combined Financial Statements, provision for income taxes and deferred tax balances have been calculated as if the Company completed its tax returns on a stand-alone basis separate from the Parent ("Separate Return Method"). The Separate Return Method applies the

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

accounting guidance for income taxes to the Combined Financial Statements as if the Company were a separate taxpayer and a stand-alone enterprise from its Parent for the periods presented.

        The Company is comprised of entities that are organized as limited liability companies and limited partnerships. For federal income tax purposes, the Company is a pass-through entity. Accordingly, no federal income taxes are assessed at the Company level. Federal income tax law and regulations require the partners to report their allocable share of the Company's taxable income or loss in their respective tax returns. Certain foreign, state and local tax authorities levy taxes on the Company based on its income.

        The Company will continue to review the conclusions reached regarding uncertain tax positions, which may be subject to review and adjustment at a later date based on ongoing analyses of tax laws, regulations and interpretations thereof. To the extent that the Company's assessment of the conclusions reached regarding uncertain tax positions changes, such change in estimate will be recorded in the period in which such determination is made. The Company reports income tax-related interest and penalties, if applicable, as a component of income tax expense. For the nine months ended September 30, 2013, no such amounts were recognized.

        Foreign Currency Translation—Assets and liabilities held in non-U.S. dollar denominated (functional) currencies are translated into U.S. dollars at exchange rates in effect at the end of the reporting period. Revenues and expenses are translated at average exchange rates during the reporting period. A charge or credit is recorded to other comprehensive income to reflect the translation of these amounts to the extent the non-U.S. currency is designated the functional currency of the subsidiary. Non-functional currency related transaction gains and losses are immediately recorded in the Condensed Combined Statements of Operations.

        Use of Estimates—The preparation of Condensed Combined Financial Statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the period in which they are determined to be necessary.

        In preparing the Condensed Combined Financial Statements, management makes estimates and assumptions regarding:

  •
  the adequacy of the allowance for doubtful accounts;

  •
  the realization of deferred taxes;

  •
  measurement of equity-based compensation; and

  •
  other matters that affect the reported amounts and disclosures of contingencies in the financial statements.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

3. RECENT ACCOUNTING PRONOUNCEMENTS

        In January 2013, the FASB issued ASU No. 2013-01 "Clarifying Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"). ASU 2013-01 provides amendments to ASU 2011-11 by clarifying the scope of transactions that are subject to the disclosures of offsetting. The amendments in this update are effective retrospectively for periods beginning after January 1, 2013. The Company does not expect the adoption of this update to have an impact on the Company's Condensed Combined Financial Statements.

4. BUSINESS CHANGES AND DEVELOPMENTS

  Investment in Joint Venture

        On April 1, 2010, the Company entered into a 50-50 joint venture in Moelis Australia Holdings, investing a combination of cash and certain net assets of its wholly-owned subsidiary, Moelis Australia, in exchange for its interests. The remaining 50% is owned by an Australian trust established by and for the benefit of Moelis Australia senior executives.

        On April 1, 2011, the Parent contributed its equity to Moelis Australia Holdings (or the "Joint Venture"), which in turn granted equity awards to its employees in return for providing future employment related services. These units generally vest over an eight year service period and are recorded as compensation expenses on Moelis Australia Holdings' financial statements. As the recipients are not employees of the Company, but rather employees of the Joint Venture, the Company recognizes the entire expense associated with these awards based on the fair value re-measured at each reporting period and amortized over the vesting period. For the nine months ended September 30, 2013, the Company recognized $1,112 in additional parent company equity, $556 in investment in joint venture and $556 in other expenses relating to the contribution of these equity awards in the Condensed Combined Financial Statements.

        In March 2013 and 2012, Moelis Australia Holdings paid a dividend to the Company in the amount of $2,375 and $750, respectively. This dividend was treated as a return on investment in joint venture in the Condensed Combined Financial Statements.

        Summary financial information related to Moelis Australia Holdings for 2013 and 2012 is as follows:

	September 30, 2013	December 31, 2012
Total assets	$41,579	$40,274
Total liabilities	(20,587)	(18,432)

Net equity	$20,992	$21,842

	For the Nine Months Ended September 30, 2013	For the Nine Months Ended September 30, 2012
Net income (loss)	$5,177	$(4,234)

Ownership percentage	50%	50%
Income (loss) from equity method investments	$2,588	$(2,117)

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

5. EQUIPMENT AND LEASEHOLD IMPROVEMENTS

        Equipment and leasehold improvements, net consist of the following:

	Useful lives	September 30, 2013	December 31, 2012
Office equipment	3 Years	$7,802	$6,557
Furniture and fixtures	7 Years	1,770	1,756
Leasehold improvements	5 - 60 Months	4,549	4,534

Total		14,121	12,847
Less accumulated depreciation and amortization		(8,689)	(7,061)

Equipment and leasehold improvements, net		$5,432	$5,786

        Depreciation and amortization expenses for fixed assets totaled $1,628 and $1,727 for the nine months ended September 30, 2013, and 2012, respectively.

6. FAIR VALUE MEASUREMENTS

        The Company established a fair value hierarchy which prioritizes and ranks the level of market price observability used in measuring investments at fair value. See Note 2 for further information on the Company's fair value hierarchy.

        The following tables summarize the levels of the fair value hierarchy into which the Company's financial assets and liabilities fall as of September 30, 2013:

Financial assets:	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents:
Government securities money market	$38,392	$—	$38,392	$—
U.S. treasury bills	60,498	60,498	—	—
Bank time deposit	40,449	40,449	—	—
Investments:
U.S. treasury bills	84,235	84,235	—	—
Common stock	1,720	—	—	1,720

Total investments in securities	85,955	84,235	—	1,720

Total financial assets	$225,294	$185,182	$38,392	$1,720

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

6. FAIR VALUE MEASUREMENTS (Continued)

        The following table summarizes the levels of the fair value hierarchy into which the Company's financial assets fall as of December 31, 2012:

Financial assets:	Total	Level 1	Level 2	Level 3
Included in cash and cash equivalents:
Government securities money market	$22,685	$—	$22,685	$—
U.S. treasury bills	135,293	135,293	—	—
Investments:
U.S. treasury bills	50,995	50,995	—	—
Bank time deposit	88,143	—	88,143	—

Total investments in securities	139,138	50,995	88,143	—

Total financial assets	$297,116	$186,288	$110,828	$—

        The Company's methodology for reclassifications impacting the fair value hierarchy is that transfers in / out of the respective category are reported at the fair value as of the beginning of the year in which the reclassification occurred. The changes in the Company's investments classified as Level 3 are as follows for the nine months ended September 30, 2013.

Common Stock
January 1, 2013	$—
Purchases	2,828
Unrealized gains (losses)	(1,108)

September 30, 2013	$1,720

Unrealized gains (losses) related to assets still held as of September 30, 2013	$(1,108)

        There were no transfers between Level 1, Level 2, or Level 3 during the nine months ended September 30, 2013.

Investment Risk Factors and Concentration of Investments

        The Company's financial instruments are subject to the following risk factors:

  Market Risk

        Market risk represents the loss that can be caused by a change in the fair value of a financial instrument.

  Currency Risk

        The Company is exposed to the risk that the exchange rate of the U.S. dollar relative to other currencies may have an adverse effect on the reported value of the Company's non-U.S. dollar denominated or based assets and liabilities.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

7. EQUITY-BASED COMPENSATION

        The Parent's ownership structure is comprised of common partners holding units ("Common Units") and employees holding units ("Management Units"), which collectively represent the partnership interests in the Parent and evidence the right to receive distributions and allocations of net profits and losses (and items thereof) as defined in the Parent Limited Partnership Agreement, as amended and restated from time to time.

        The common partners contributed capital to the Parent and are not subject to vesting. Upon joining the Parent, certain partners were granted Management Units. Management Units provided upon joining the Company generally vest over eight years beginning on the grant date as follows:

Years 1 through 4	0%
End of year 5	50%
End of year 6	66 2/3%
End of year 7	83 1/3%
End of year 8	100%

        In addition, Management Units are granted as part of certain partner's incentive arrangements. Management Units granted as part of a partner's incentive arrangements generally vest over five years as follows:

Years 1 and 2	0%
End of year 3	33 1/3%
End of year 4	33 1/3%
End of year 5	33 1/3%

        Certain non-partner employees are granted Management Units as part of their incentive arrangements. These units generally vest ratably over four years.

        Management Units granted to partners and non-partner employees identified as working for the Company are treated as a form of equity-based compensation and reported on the Condensed Combined Statements of Operations in compensation and benefits and on the Condensed Combined Statements of Financial Condition in Parent Company Equity. Compensation expenses on unvested units are calculated based on the grant date fair value of a unit amortized over the vesting period. Additionally, the calculation of compensation expenses on unvested Management Units assumes a forfeiture rate of 3% annually for partners and 5% annually for non-partner employees based upon expected turnover. For the period ended September 30, 2013 and 2012, the Company recognized compensation expenses of $34,810 and $29,934, respectively in relation to equity-based awards. As of September 30, 2013, there were $107,281 of unrecognized compensation expenses related to unvested awards. The Company expects to recognize the value to be vested over a weighted-average period of 2.1 years, using the graded attribution method, which treats each vesting portion as a separate award.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

7. EQUITY-BASED COMPENSATION (Continued)

        The activity related to the Management Units provided to partner and non-partner employees for the periods ended September 30, 2013 and 2012 is set forth below:

	Units	Weighted average fair value at grant
Outstanding at January 1, 2013	855,003	$242.55
Granted	37,535	1,002.02
Forfeited	(10,127)	722.74

Outstanding at September 30, 2013	882,411	269.69

Outstanding at January 1, 2012	801,392	181.59
Granted	60,884	1,133.93
Forfeited	(8,215)	1,003.46

Outstanding at September 30, 2012	854,061	241.57

        As of September 30, 2013 and December 31, 2012, 11,722 and 12,094 Rights, respectively, were outstanding. The Rights exist to enhance the Company's ability to attract and retain certain employees. The Rights provide grantees with the opportunity to participate in the increased value of the Parent's equity, contingent upon a sale of the Parent or other defined liquidity event. Employees forfeit their Rights upon termination of employment for any reason. As of September 30, 2013, the Company determined that it is not probable that the contingency will occur. Accordingly, no compensation expenses have been recorded related to these Rights for the periods ended September 30, 2013 and 2012.

8. CAPITAL CONTRIBUTION

        The Parent entered into an agreement (the "Strategic Alliance Agreement") with Sumitomo Mitsui Banking Corporation ("SMBC") and SMBC Nikko Securities Inc. ("SMBC Nikko") to strengthen their existing business alliance and for SMBC to invest $93,217 in the Parent. Under the terms of the Strategic Alliance Agreement, the Parent, SMBC and SMBC Nikko focus on providing cross-border M&A and other advisory services to Japanese companies. The funding of the investment closed on February 17, 2012.

9. RELATED-PARTY TRANSACTIONS

        Aircraft—On April 21, 2010, Manager acquired an aircraft with funds received solely from its managing member. Manager is obligated to bear all depreciation and other costs of operating the aircraft related to uses other than for the Company's business. As the aircraft is typically used for Company business purposes, the Company in the ordinary course advances Manager amounts related to the aircraft's operating costs. As of September 30, 2013, $395 was due from Manager to the Company (December 31, 2012: $211). Such amounts are included in other receivables on the Condensed Combined Statements of Financial Condition. To the extent the Company utilizes the aircraft for business, the Company is obligated to incur such expenses.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

9. RELATED-PARTY TRANSACTIONS (Continued)

        Promissory Notes—As of September 30, 2013, the Company held unsecured promissory notes from employees aggregating $831 (December 31, 2012: $1,214) which are reflected in other receivables on the Condensed Combined Statements of Financial Condition. The notes bear interest at fixed and variable rates (range of 4.00% - 4.75% as of September 30, 2013) and mature on various dates through February 28, 2015. During the nine months ended September 30, 2013 and 2012, the Company received $383 and $56, respectively of principal repayments and recognized interest income of $29 and $18 on these notes, which is included in other income and expenses on the Condensed Combined Statements of Operations.

        Allocated Expenses—In most cases, corporate overhead expenses specific to the Advisory business were both identifiable and quantifiable, and allocated directly to the Company. The remaining corporate overhead expenses were allocated to the Company based on usage or the relative proportion of the Company's headcount to that of the Parent.

        Management believes the assumptions and allocations underlying the Condensed Combined Financial Statements are reasonable and appropriate. However, the Condensed Combined Financial Statements are not necessarily representative of the financial statements had the Company been operated independent of the Parent for historical periods presented.

        Moelis Capital Partners—As of September 30, 2013, the Company had a net balance due from Moelis Capital Partners of $3,300 (December 31, 2012: $402), which is reflected in other receivables on the Condensed Combined Statements of Financial Condition. This balance, which was allocated to the Company from the Parent, consists of the net balance due from Moelis Capital Partners LLC (an entity not involved in the Advisory business and therefore not included in the Condensed Combined Financial Statements but owned by the Parent) for cash expenditures or contributions made by the Parent on behalf of Moelis Capital Partners, net of cash distributions made to the Parent by Moelis Capital Partners.

        Joint Venture—As of September 30, 2013 the Company had a net balance due from (to) the Joint Venture (see Note 4) of $23 (December 31, 2012: $(263)), which is reflected in other receivables (liabilities) on the Condensed Combined Statements of Financial Condition. This balance consists of amounts due to the Joint Venture for advisory services performed and billable expenses incurred on behalf of the Company during the period, offset by expenses paid by the Company on behalf of the Joint Venture. This relationship between the Company and the Joint Venture is governed by a service agreement between the Joint Venture and the Parent.

        Moelis Holdings Feeder, Inc.—As of September 30, 2013 the Company had a net balance due from Moelis Holdings Feeder, Inc. ("Feeder") of $483 (December 31, 2012: $286), which is reflected in other receivables on the Condensed Combined Statements of Financial Condition. Feeder is a holding company through which certain external investors have invested in the Parent. This balance, which was allocated to the Company from the Parent, consists of amounts due from Feeder for administrative expenses and tax distributions made by the Parent on behalf of the external investors.

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

10. REGULATORY REQUIREMENTS

        Under the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) Alternative Standard under Section (a)(1)(ii), the minimum net capital requirement is $250. At September 30, 2013, Moelis had net capital of $92,276, which was $92,026 in excess of its required net capital.

        At December 31, 2012, Moelis had net capital of $133,620, which was $133,370 in excess of its required net capital.

        Moelis does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and accordingly is exempt under Section (k)(2)(ii) of SEC Rule 15c3-3.

        At September 30, 2013, the aggregate regulatory net capital of Moelis U.K. was $31,469 which exceeded the minimum requirement by $31,401. At December 31, 2012, the aggregate regulatory net capital of Moelis U.K. was $27,337, which exceeded the minimum requirement by $27,270.

11. COMMITMENTS AND CONTINGENCIES

        Bank Line of Credit—The Company maintains an unsecured revolving credit facility and as of September 30, 2013, the commitment amount was $25,000 and matures on June 30, 2015.

        Borrowings on the facility bear interest at the greater of a fixed rate of 3.50% per annum or at the borrower's option of (i) LIBOR plus 1% or (ii) Prime minus 1.50%. As of September 30, 2013 and 2012, the Company had no borrowings under the credit facility.

        As of September 30, 2013, the Company's available credit under this facility was $15,320 as a result of the issuance of an aggregate amount of $9,680 of various standby letters of credit, which were required in connection with certain office lease and other agreements. The Company incurs a 1% per annum fee on the outstanding balances of issued letters of credit.

        Leases—The Company leases office space under operating leases with expiration dates that extend through 2021. During the nine months ended September 30, 2013, the Company incurred rent expense relating to its operating leases of $8,501. During the nine months ended September 30, 2012, the Company incurred rent expense relating to its operating leases of $8,598.

        The future minimum rental payments required under the operating leases in place at September 30, 2013 are as follows:

Fiscal year ended	Amount
Remainder of 2013	$2,641
2014	11,055
2015	9,317
2016	8,813
2017	8,946
Thereafter	29,458

Total	$70,230

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

11. COMMITMENTS AND CONTINGENCIES (Continued)

        Contractual Arrangements—In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide indemnification for specified losses, including certain indemnification of certain officers, directors and employees.

        Joint Venture Put and Call Options—In connection with the Company's Joint Venture in Moelis Australia Holdings, the Company granted a put option in April 2010 enabling the principal executive to sell his shares held in the Joint Venture back to the Company at fair value upon certain defined exit events. The put option cannot be exercised prior to March 2015, except in the event of death or disability of the principal executive. If the Parent is public and the put option is exercised, the Company will be required to pay 50% of the purchase price immediately and the remaining balance within 18 months (in cash or listed stock). If the Parent is not public and the put option is exercised, the Company will be required to pay 25% of the purchase price immediately and the remaining balance in installments over an additional 9 - 36 months depending upon the size of the final purchase price. In addition, since April 2010, the Company has held a call option to purchase the shares from the Trust at fair value with payment terms equal to those called for under the put option.

        Legal—There are no legal actions pending or, to management's knowledge, threatened against the Company or any of its combined entities other than ordinary course of business actions that we believe will not have a material adverse effect on our business or financial statements.

12. EMPLOYEE BENEFIT PLANS

        The Parent covers substantially all salaried employees of the Company with a defined contribution 401(k) plan (or "Plan"). Each salaried employee of the Company who has attained the age of 21 is eligible to participate in the Plan on their first day of employment. Any employer contributions to the Plan are entirely at the discretion of the Company. During the nine months ended September 30, 2013 and 2012, the Company incurred expenses of $1,029 and $758, respectively, relating to employer matching contributions made to the Plan.

13. BUSINESS INFORMATION

        The Company's activities as an investment banking advisory firm constitute a single business segment offering clients, including corporations, governments and financial sponsors, a range of advisory services with expertise across all major industries in mergers and acquisitions, recapitalizations and restructurings and other corporate finance matters.

        We do not allocate our revenue by the type of advice we provide because of the complexity of the transactions on which we may earn revenue and our comprehensive approach to client service. For example, a restructuring engagement may evolve to require a sale of all or a portion of the client, M&A assignments can develop from relationships established on prior restructuring engagements and capital markets expertise can be instrumental on both M&A and restructuring assignments.

        For the nine months ended September 30, 2013 and 2012, there were no advisory clients that accounted for more than 10% of total revenues. Since the financial markets are global in nature, the Company generally manages its business based on the operating results of the enterprise taken as

Combined Financial Statements of the
Advisory Operations of Moelis & Company Holdings LP

Notes to Condensed Combined Financial Statements (Continued)

(dollars in thousands)

13. BUSINESS INFORMATION (Continued)

whole, not by geographic region. The following table sets forth the geographical distribution of revenues and assets based on the location of the office that generates the revenues or holds the assets, and therefore may not be reflective of the geography in which our clients are located.

	As of and for the Nine Months Ended September 30,
	2013	2012
Revenues:
United States	$211,735	$211,266
Rest of World	45,356	48,297

Total	$257,091	$259,563

Assets:
United States	$274,521	$285,261
Rest of World	59,624	47,310

Total	$334,145	$332,571

14. SUBSEQUENT EVENTS

        Management has evaluated the impact of all subsequent events on the Company through January 17, 2014, which is the date that these financials were available to be issued. As a result of that evaluation, we have determined that there were no additional subsequent events requiring recognition or disclosure in the financial statements.

            Shares

Class A Common Stock

PRELIMINARY PROSPECTUS

Goldman, Sachs & Co.	Morgan Stanley

Moelis & Company

        Through and including,                         2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

                              , 2014

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution.

Amount To Be Paid
Registration fee	$
FINRA filing fee
Listing fees		*
Transfer agent's fees		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses		*
Miscellaneous		*
Total	$	*

*
To be included by amendment.

        Each of the amounts set forth above, other than the registration fee and the FINRA filing fee, is an estimate.

Item 14.    Indemnification of Directors and Officers.

        Section 145 of the Delaware General Corporation Law (the "DGCL"), provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article        of the Registrant's amended and restated certificate of incorporation provides for indemnification by the Registrant of members of its board of directors, members of committees of its board of directors and of other committees of the Registrant, and its executive officers, and allows the Registrant to provide indemnification for its other officers and its agents and employees, and those serving another corporation, partnership, joint venture, trust or other enterprise at the request of the Registrant, in each case to the maximum extent permitted by the DGCL.

        Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's amended and restated certificate of incorporation provides for such limitation of liability.

        The Registrant has also entered into separate indemnification agreements with each of its directors which are in addition to the Registrant's indemnification obligations under its amended and restated certificate of incorporation. These indemnification agreements may require the Registrant, among other things, to indemnify its directors against expenses and liabilities that may arise by reason of their status as directors, subject to certain exceptions. These indemnification agreements may also require the

Registrant to advance any expenses incurred by its directors as a result of any proceeding against them as to which they could be indemnified and to obtain and maintain directors' and officers' insurance.

        The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss arising from claims made by reason of breach of duty or other wrongful act and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

        The proposed form of underwriting agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification of directors and officers of the Registrant by the underwriters against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities.

        On      , 2014, the Registrant issued      shares of its Class B common stock, par value $0.01 per share, to Moelis & Company Partner Holdings LP in exchange for $        . The issuance was exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(a)(2) of the Securities Act of 1933.

Item 16.    Exhibits and Financial Statement Schedules.

        (a)   The Exhibit Index is hereby incorporated herein by reference.

        (b)   All schedules have been omitted because they are not required, are not applicable or the information is otherwise set forth in the Combined Financial Statements and related notes thereto.

Item 17.    Undertakings.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, NY, on the            day of                        , 2014.

Moelis & Company
By:
Name:
Title:

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints            and             , and each of them, his true and lawful attorneys-in-fact and agents, with full power to act separately and full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all additional registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the SEC, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities, in the locations and on the dates indicated.

Signature	Title	Date

Kenneth Moelis	Chairman and Chief Executive Officer (Principal Executive Officer)	, 2014
Joseph Simon	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	, 2014

EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

3.1	*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.2	*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

3.3	*	Certificate of Incorporation of the Registrant, as currently in effect

3.4	*	Bylaws of the Registrant, as currently in effect

5.1	*	Opinion of Skadden, Arps, Slate, Meagher & Flom, LLP

10.1	*	Form of Indemnification Agreement between the Registrant and its directors and officers

10.2	*	2014 Omnibus Incentive Plan

10.3	*	Master Separation Agreement, dated , 2014, by and between the Registrant and Moelis & Company Holdings LP

10.4	*	License Agreement, dated , 2014, by and between Moelis & Company Group LP and Moelis & Company Holdings LP

10.5	*	Employment Agreement, dated , 2014, by and among Kenneth Moelis, Moelis & Company Group LP and the Registrant

10.6	*	Employment Agreement, dated , 2014, by and among Navid Mahmoodzadegan, Moelis & Company Group LP and the Registrant

10.7	*	Employment Agreement, dated , 2014, by and among Jeffrey Raich, Moelis & Company Group LP and the Registrant

10.8	*	Employment Agreement, dated , 2014, by and among J. Richard Leaman III, Moelis & Company Group LP and the Registrant

10.9	*	Employment Agreement, dated , 2014, by and among Elizabeth A. Crain, Moelis & Company Group LP and the Registrant

10.10	*	Employment Agreement, dated , 2014, by and among Joseph Simon, Moelis & Company Group LP and the Registrant

10.11	*	Employment Agreement, dated , 2014, by and among Osamu R. Watanabe, Moelis & Company Group LP and the Registrant

21.1	*	Subsidiaries of the Registrant

23.1	*	Consent of Deloitte & Touche LLP, independent registered public accountants

23.2	*	Consent of Skadden, Arps, Slate, Meagher & Flom, LLP (included in Exhibit 5.1)

*
To be filed by amendment.

Exhibit-1